UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2025

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number: 001-42283

LEGACY EDUCATION INC.
(Exact name of registrant as specified in charter)

Nevada	84-5167957
(State or jurisdiction of Incorporation or organization)	I.R.S. Employer Identification No.
701 W Avenue K, Suite 123 Lancaster, CA	**93534**
(Address of principal executive offices)	(Zip code)

(661) 940-9300
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.001 par value	LGCY	NYSE American LLC

Securities registered pursuant to Section 12(g) of the Act: **None.**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting stock and non-voting common equity held by non-affiliates of the registrant as of the last business day of the registrant's most recently completed second fiscal quarter ended December 31, 2024 was approximately $102,094,674, based on the closing price of the registrant's common stock of $8.32 on the NYSE American as of December 31, 2024.

Number of common shares outstanding as of September 22, 2025 was 12,561,684.

Documents Incorporated by Reference: Portions of the Registrant's proxy statement for its 2025 Annual Meeting of Stockholders are incorporated by reference into Part III herein. Such proxy statement will be filed with the U.S. Securities and Exchange Commission within 120 days of the Registrant's fiscal year ended June 30, 2025.

Table of Contents

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements which are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These statements may be identified by such forward-looking terminology as "may," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue" or the negative of these terms or other comparable terminology. Our forward-looking statements are based on a series of expectations, assumptions, estimates and projections about our company, are not guarantees of future results or performance and involve substantial risks and uncertainty. We may not actually achieve the plans, intentions or expectations disclosed in these forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in these forward-looking statements. Our business and our forward-looking statements involve substantial known and unknown risks and uncertainties, including the risks and uncertainties inherent in our statements regarding:

● compliance with the extensive existing legislative and regulatory framework applicable to our industry or our failure to timely obtain and maintain regulatory approvals and accreditation;

● compliance with continuous changes in applicable federal laws and regulations including recently enacted federal legislation, executive orders and pending rulemaking by the U.S. Department of Education ("ED");

● the effect of current and future Title IV Program laws and regulations arising out of recent legislation, executive orders and negotiated rulemakings, including any recent and potential future reductions in funding or restrictions on the use of funds received through Title IV Programs;

● successful updating and expansion of the content of existing programs and developing new programs in a cost-effective manner or on a timely basis;

● uncertainties regarding our ability to comply with current and future federal laws and regulations including the 90/10 Rule (as defined herein), gainful employment and earnings metrics, and limits on cohort default rates;

● successful implementation of our strategic plan;

● our inability to maintain eligibility for or to process federal student financial assistance;

● regulatory investigations of, or actions commenced against, us or other companies in our industry;

● changes in the state regulatory environment or budgetary constraints;

● enrollment declines or challenges in our students' ability to find employment as a result of economic conditions;

● maintenance and expansion of existing industry relationships and development of new industry relationships;

● a loss of members of our senior management or other key employees;

● uncertainties associated with opening of new campuses and closing existing campuses;

● uncertainties associated with integration of acquired schools;

● industry competition;

● the effect of any cybersecurity incident;

● general economic conditions; and

● other factors discussed under the headings "Business," "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

All of our forward-looking statements are as of the date of this Annual Report on Form 10-K only. In each case, actual results may differ materially from such forward-looking information. We can give no assurance that such expectations or forward-looking statements will prove to be correct. An occurrence of, or any material adverse change in, one or more of the risk factors or risks and uncertainties referred to in this Annual Report on Form 10-K or included in our other public disclosures or our other periodic reports or other documents or filings filed with or furnished to the U.S. Securities and Exchange Commission (the "SEC") could materially and adversely affect our business, prospects, financial condition and results of operations. Except as required by law, we do not undertake or plan to update or revise any such forward-looking statements to reflect actual results, changes in plans, assumptions, estimates or projections or other circumstances affecting such forward-looking statements occurring after the date of this Annual Report on Form 10-K, even if such results, changes or circumstances make it clear that any forward-looking information will not be realized. Any public statements or disclosures by us following this Annual Report on Form 10-K that modify or impact any of the forward-looking statements contained in this Annual Report on Form 10-K will be deemed to modify or supersede such statements in this Annual Report on Form 10-K.

RISK FACTOR SUMMARY

Our business is subject to significant risks and uncertainties that make an investment in us speculative and risky. Below we summarize what we believe are the principal risk factors but these risks are not the only ones we face, and you should carefully review and consider the full discussion of our risk factors in the section titled "Risk Factors," together with the other information in this Annual Report on Form 10-K. If any of the following risks actually occur (or if any of those listed elsewhere in this Annual Report on Form 10-K occur), our business, reputation, financial condition, results of operations, revenue, and future prospects could be seriously harmed. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business.

Risks Related to the Highly Regulated Field in Which We Operate

- Current and future federal and state statutes, or regulations promulgated by ED or other federal, state, or accrediting agencies, could materially and adversely affect our operations, business, results of operations, financial condition and cash flows.

- The OBBBA (defined below) provisions related to low earning outcome programs and ED's gainful employment regulation may limit the programs we can offer students and increase our cost of operations.

- ED's "borrower defense to repayment" regulations may subject us to significant repayment liability to ED for discharged federal student loans, posting of substantial letters of credit and other requirements that could have a material adverse effect on us.

- A failure to maintain compliance with ED's "financial responsibility" regulations could have negative impacts on our operations.

- A failure to maintain compliance with ED's "administrative capability" regulations could have negative impacts on our operations.

- Our institutions could be subject to liabilities and sanctions if they violate statutory provisions of the Higher Education Act of 1965, as amended, and related ED regulations and guidance limiting compensation to individuals and entities involved in certain recruiting, admissions or financial aid activities.

- Our institutions could lose their eligibility to participate in Title IV Programs if the percentage of their revenues derived from applicable federal educational assistance programs is too high.

- Our institutions could lose their eligibility to participate in Title IV Programs or have other limitations placed upon them if their federal student loan cohort default rates are greater than the standards set forth in the HEA and implemented by ED.

- If ED denies, or significantly conditions, recertification of any of our institutions to participate in Title IV Programs, that institution could not conduct its business as it is currently conducted and it could have an adverse effect on our business and results of operations.

- If we acquire an institution, the acquisition generally constitutes a change in ownership and control that requires the institution to obtain approvals from ED and applicable state and accrediting agencies in order to remain eligible to participate in the Title IV Programs and continue to operate as an accredited institution in the states where the institution operates.

- If we or one of our institutions undergoes a change in ownership or control, we may be required to obtain approval from ED and other regulatory agencies that oversee our institutions and may be subject to further conditions or restrictions as a result of the change.

- Our failure to comply with laws and regulations prohibiting misrepresentations regarding our institutions could result in sanctions, liabilities or litigation that could have an adverse effect on our business and results of operations.

- If our institutions fail to comply with regulations regarding accurate and timely refunds and returns of Title IV Program aid in connection with students who withdraw from their programs, we could be subject to liabilities and sanctions.

- If we open new campuses or add or change new educational programs, we may be required to obtain approvals from ED and our state and accrediting agencies.

- If our students' access to financial aid from state sources, from federal sources other than the Title IV Programs, or from alternative loan programs is lost or reduced, due to changes in legal requirements or funding availability or due to noncompliance with legal requirements, it could impact our results of operations.

- Government and regulatory agencies and third parties may conduct compliance reviews and audits or bring actions against us that could result in monetary liabilities, injunctions, loss of eligibility for the Title IV Programs or other adverse outcomes.

- Our institutions could be subject to liabilities, sanctions, or loss of eligibility if they violate statutory provisions of Title IV of the Higher Education Act of 1965, as amended, and related ED regulations and guidance.

Risks Related to Our Business

- Our financial performance depends on the level of student enrollment in our institutions.

- We compete with a variety of educational institutions and if we are unable to compete effectively, our total student enrollment and revenue could be adversely impacted.

- Our business is subject to fluctuations caused by seasonality or other factors beyond our control, which may cause our operating results to fluctuate from quarter to quarter.

- We rely on proprietary rights and intellectual property in conducting our business, which may not be adequately protected under current laws, and we may encounter disputes from time to time relating to our use of intellectual property of third parties.

Risks Related to Our Common Stock

- We are subject to the rules and regulation of the NYSE American and are required to comply with certain continued exchange listing standards and requirements or be subject to delisting.

- Our stock price may be volatile, and you could lose all or part of your investment.

- We do not intend to pay cash dividends.

- Market and economic conditions may negatively impact our business, financial condition, and share price.

- Future sales and issuances of our securities could result in additional dilution of the percentage ownership of our shareholders and could cause our share price to fall.

PART I

Throughout this Annual Report on Form 10-K, references to "we," "our," "us," the "Company," or "Legacy," refer to Legacy Education Inc., individually, or as the context requires, collectively with its subsidiaries.

ITEM 1. BUSINESS

Overview

We provide career-focused, post-secondary education services to students at all stages of adult life, from recent high school graduates to working parents, through our accredited academic institutions: High Desert Medical College, which we acquired in July 2010, Central Coast College, which we acquired in January 2019, Integrity College of Health which we acquired in September 2020, and Contra Costa Medical Career College, which we acquired in December 2024.

High Desert Medical College ("HDMC")

HDMC was established in the State of California in 2002 and began offering classes in 2003. It started with campuses in Lancaster, California, and added its first branch in 2008 in Bakersfield, California. Due to enrollment growth and high demand for its services, HDMC expanded to add a branch campus in Temecula, California in order to accommodate 250 to 400 additional students. HDMC offers ultrasound tech ("UT"), vocational nursing ("VN"), VN Associate of Applied Science degree program, Associate Degree of Nursing, nursing assistant, MRI Associate of Applied Science, cardiac sonography, pharmacy technician, dental assisting, clinical medical assisting, medical administrative assisting programs, medical billing and coding, veterinary assistant, phlebotomy technician avocational, nursing assistant avocational, UT Associate of Applied Science degree programs, and an EMT program. HDMC also has obtained approval from the Accrediting Council for Continuing Education and Training ("ACCET") to offer a surgical technology Associate of Applied Science program and sterile processing technician program and plans to begin doing so in October 2025, pending receipt of approval from the Bureau for Private Postsecondary Education ("BPPE") and ED. As of June 30, 2025, HDMC had 1,956 students enrolled in its programs.

Central Coast College ("CCC")

CCC was established in the State of California in 1983. In 1991, CCC moved to its current location in Salinas, California to accommodate growing enrollment numbers and the addition of new training programs.

CCC offers the following certificate or degree programs: business administrative specialist, computer specialist: accounting, medical administrative assistant, medical assisting, nursing assistant, UT, UT Associate of Applied Science, veterinary assistant, veterinary assistant, veterinary technology, Associate of Applied Science, VN, surgical technology (Associate of Applied Science), dental assisting, sterile processing technician, and pharmacy technician. CCC also offers an avocational phlebotomy technician program. CCC also has obtained approval from ACCET to offer an MRI Associate of Applied Science Program and cardiac sonography Associate of Applied Science programs and plans to begin doing so in October 2025, pending receipt of additional approvals. As of June 30, 2025, CCC had 495 students enrolled in its programs.

Integrity College of Health ("Integrity")

Integrity was established in the State of California in 2007. Integrity's campus is located in Pasadena, California. Integrity offers VN, VN Associate of Applied Science, Registered Nurse to Bachelor of Science in Nursing ("RN to BSN"), medical assisting, medical billing and coding, veterinary assistant, and Diagnostic Medical Sonography programs. Integrity earned initial accreditation from the National League for Nursing Commission for Nursing Education Accreditation (NLN CNEA) for its Bachelor of Science in Nursing RN- BSN Track in June 2025. Integrity also plans to offer an emergency medical technician ("EMT") program beginning in early 2026 and is in the process of obtaining approvals for the program (for which Integrity is not planning to seek ED approval because it does not intend to make Title IV funds available for students who enroll in the program). For purposes of our financial statements, Legacy Education, L.L.C. is deemed to have acquired Integrity in December 2019. As of June 30, 2025, Integrity had 202 students enrolled in its programs.

Contra Costa Medical Career College ("CCMCC")

CCMCC offers the following certificate and degree programs: surgical technology (Associate of Applied Science), sterile processing technician, pharmacy technician, diagnostic medical sonography, medical assisting with phlebotomy, dental assisting, vocational nursing, clinical medical assisting, EKG/ECG technician, medical administrative assistant/billing and coding specialist and medical assisting and phlebotomy avocational. As of June 30, 2025, CCMCC had 448 students enrolled in its programs.

Our History

- In 2003, HDMC began offering classes in Lancaster, CA (main campus).
- In 2008, HDMC began offering classes in Bakersfield, CA (branch campus).
- In October 2009, our current Chief Executive Officer, LeeAnn Rohmann founded our Company.
- In July 2010, we acquired the assets of HDMC.
- From 2011 to 2013, HDMC received VA approval, Workers Investment Act approval and Department of Rehabilitation approval for its programs.
- In April 2013, HDMC received ACCET accreditation.
- In December 2013, HDMC received Board of Professional Nursing and Psychiatric Technicians ("BVNPT") accreditation of new licensed vocational nurses curriculum on a provisional basis, which provision was removed in 2017.
- In March 2014, HDMC became eligible to participate in the Title IV Programs and, in April 2014, received its first disbursements under the Title IV Programs.
- From 2015 to 2017, HDMC added pharmacy technician and dental assisting programs, went through re-accreditation with ACCET, received approval to participate in Cal Grant programs, and was removed from provisional status by BVNPT.
- In January 2018, the UT Associate of Applied Science ("AAS") degree program was approved by BPPE and ACCET to offer through interactive distance learning.
- In July 2018, HDMC received branch approval for the Temecula, CA campus.
- In July 2018, HDMC introduced medical billing and coding programs and online UT AAS program.
- In December 2018, we entered into the management services agreement with Integrity.
- In December 2018, ED conducted and completed a program review at HDMC to confirm compliance with Title IV regulations, noting only minor findings.
- In January 2019, we acquired CCC.
- In January 2019, HDMC received approval for licensed vocational nurse students (20 students) for Bakersfield, CA.
- In February 2019, the UT AAS degree program was approved by ED.
- In February 2019, HDMC opened its campus in Temecula, CA.
- In December 2019, we acquired a 24.5% ownership interest in Integrity.
- In September 2020, we acquired the remaining 75.5% interest in Integrity.
- In 2021 and 2022, we received hybrid approval for all programs, launched new accredited programs of Cardiac Sonography AAS, Vocational Nursing AAS, and Ultrasound AAS in CCC, and obtained the Vocational Nursing program in HDMC Temecula.
- In 2023, we launched new accredited programs of Certified Nurse Assistant program at HDMC, Magnetic Resonance Imaging AAS (HDMC), Veterinary Assisting (ICH), Vocational Nursing (CCC), RN approval (HDMC).
- In January 2024, we started our first Associates Degree of Nursing program (HDMC).
- In April 2024, HDMC was re-accredited by ACCET through April 2029 for all programs.
- In December 2024 we acquired the assets of Contra Costa Medical Career College
- In April 2025, CCC was re-accredited by ACCET through April 2030 for all programs.
- In June 2025 Integrity earned initial accreditation from the National League for Nursing Commission for Nursing Education Accreditation (NLN CNEA) for its Bachelor of Science in Nursing RN- BSN Track through February 2031.

Industry Background

In the United States, the post-secondary education market is large, fragmented, and competitive. According to National Center for Educational Statistics, as of the 2022-23 school year, degree granting career colleges served approximately 1.7 million undergraduate students, which was approximately 8.0% of the estimated 21.5 million total undergraduates in degree programs. Further, the COVID-19 pandemic significantly reduced the number of students enrolled in post-secondary education institutions in recent years. According to estimates released by the National Student Clearinghouse Research Center, total enrollments in all higher education sectors increased 2.4% and 3.2% in the spring of 2024 and 2025, respectively. Enrollment at proprietary colleges increased 5.1% and 3.7% in the spring of 2024 and 2025, respectively. The industry is heavily dependent on continued availability of federal student financial assistance under Title IV of the Higher Education Act ("Title IV Programs"), and concerns about potential reductions in such funding also could negatively affect demand for higher education.

Notwithstanding weaker demand dynamics in past years, including the more recent adverse impact from the COVID-19 pandemic, we believe that over time, demand for post-secondary education in the United States will continue to increase as a result of demographic, economic, and social trends. The 2022 U.S. Census Bureau reported that approximately 64.0 million adults over the age of 25 in the United States did not have more than a high school education, and approximately 32.2 million adults over the age of 25 had some college experience but had not completed a college degree. Other trends that could positively impact demand for our programs include:

● increasing demand by employers for certain types of professional and skilled workers;

● growth in the number of high school graduates from 2.8 million in 1999-2000 to an estimated 3.8 million in 2022-2023, according to the National Center for Education Statistics;

● the significant and measurable income premium and enhanced employment prospects attributable to post-secondary education;

● a number of initiatives underway to reduce the cost of a post-secondary education; and

● a continued demand from working adults for programs offered by accredited institutions.

Our Market Opportunity

We believe that the community college system in California, where we currently operate, is not meeting current educational and workforce needs. Plagued by poor completion rates, uncertain career pathways and corresponding poor job placement rates, California community colleges are not the stepping stones to success they once were. Aspiring students who want in-demand skills are often stuck between choosing an expensive four-year school with course requirements unrelated to their interests, on one hand, and a community college that lacks a clear mission and the ability to place them in their desired careers, on the other hand.

Our colleges directly address this employment need through our focused, high-quality programs. Our campuses are strategically located near hospitals and clinics to allow easy access for our students to externships and full-time employment opportunities.

The geographic footprint of our colleges extends from Southern to Central California, home to approximately 24 million people, including an aging population who will depend on the skills our students are able to provide as healthcare workers.

Our target demographic is early to mid-20-year-old with a desire to better their economic situation by choosing a program with strong job opportunities, primarily within a 100-mile radius of each campus for most programs for ease of drive and availability. Students choose a for-profit career college because they can get trained and on the job within months. Prospective students need caring career direction and advice, more so than your traditional college students.

According to the Bureau of Labor Statistics, employment in the healthcare and social assistance industry is projected to grow 8.4% from 2024 to 2034 resulting in over 1.9 million new jobs. This growth rate is much stronger than other industries, largely due to the aging population and the growing prevalence of chronic conditions.

Our Growth Strategies

Our growth strategy goals consist of the following:

- Plan for moderate growth in existing programs.

- Approval of registered nursing programs in Bakersfield and Salinas, California.

- Add Associate of Applied Sciences degrees to our shorter programs.

- Add registered dental assisting to our dental assistant program.

- New programs in dental hygiene and surgical technician.

- Continued launch of new program offerings, including online offerings.

- Launch new branch campuses, including in California and beyond.

- Acquire new institutions (new locations, new programs) outside of California, including in Nevada, Colorado and New Mexico and programs in business, automotive and trade to increase national footprint.

- Meet benchmark standards for completion and placement.

Our business strategy is based on helping our graduates succeed, which we believe will drive our financial results. To that end, we are pursuing the following operating strategies:

- Focusing on student and graduate success, including improving retention rates while maintaining high standards of academic quality and rigor;

- Maintaining and improving upon our ability to offer affordable degrees, where graduates receive a high return on their investment;

- Expanding and optimizing our relationship-based marketing efforts and increasingly personalizing the prospective student experience; and

- Further strengthening and expanding our product offering and the alignment of our offering with employer needs.

We are focused on the following operational priorities to deliver these strategies:

Curriculum and Assessment. Across our portfolio, we continue to refine and implement best practices for teaching and learning models and focus on learner success to improve completion rates and align the curriculum to employers' needs to drive career success. Our goal is to further strengthen our position as a recognized leader in high quality learning.

We are committed to delivering a superior academic, professionally aligned, real-world education to our students. We seek to develop a deep understanding of the professions we serve and the competencies required of skilled professionals in these fields. This commitment guides the development of our curricula, the recruitment of our faculty and staff, and the design of our support services.

Graduate Success. We look for opportunities to improve our student's educational experience and increase the likelihood of students successfully completing their programs. Our programs surround students with a supportive, flexible, and engaging environment to help them achieve academic success. To foster that environment, we maintain a comprehensive focus on improving early cohort persistence, a personalized on-boarding experience for new learners, simplified administrative interactions, and continuous improvements in the quality and frequency of interaction between our learners and our faculty.

Relationship-Based Marketing. We continue to focus on building our brands and establishing our strong differentiation as a provider of high quality and professionally aligned educational offerings as well as an innovative and leading provider of job-ready skills for the 21st century workforce. We continue to expand on this differentiation through a variety of initiatives, including creating brand recognition, optimizing marketing efforts, interacting with prospective students earlier in the decision process and expanding strategic employer relationships. Our marketing strategy is designed to attain greater strategic control over our new enrollment growth and strengthen engagement with prospective as well as current students and graduates, who can act as advocates for our institutions.

Innovation and Diversification. We seek to expand the addressable market by investing in innovation, student success, academic infrastructure, and new business models. We also seek to drive growth through a multifaceted strategy of enhancing existing program offerings, developing new and innovative programs, and branching and acquisitions.

Competition

The for-profit, post-secondary education industry is highly competitive and highly fragmented with no single participant controlling a significant market share. We compete for students with traditional public and private two-year and four-year degree-granting accredited colleges and universities, other proprietary degree-granting accredited schools, and alternatives to higher education. In addition, we face competition from various non-traditional, credit-bearing and noncredit-bearing education programs, provided by both proprietary and not-for-profit providers, including massive open online courses offered worldwide without charge by traditional educational institutions and other direct-to-consumer education services. As the proportion of traditional colleges providing alternative learning modalities increases, we will face increasing competition for students from traditional colleges, including colleges with well-established reputations for excellence. As online learning matures as a modality for education delivery across higher education, we believe that the intensity of the competition we face will continue to increase.

We believe the key factors affecting our competitive position include the quality of the programs offered, the quality of other services provided to students, our reputation among students and in the general marketplace, the cost and perceived value of our offerings, the employment rate and terms of employment for our graduates, the ease of access to our offerings, the quality and reputation of our faculty and other employees, the quality of our campus facilities and online platform, the time commitment required to complete our program and obtain a degree, the quality and size of our alumni base, and our relationship with other learning institutions.

Some of our local competitors include San Joaquin Valley College, Career Care Institute, UEI College, Bakersfield College and the Pima Medical Institute. Such competitors may have greater financial resources and greater brand recognition than us. For example, public institutions receive government subsidies and other financial sources not available to for-profit schools.

Marketing and Recruiting

We use a variety of marketing and recruiting methods to attract students and increase enrollment. Our marketing and recruiting efforts are targeted at prospective students who are high school graduates entering the workforce, or who are currently underemployed or unemployed and require additional training to enter or re-enter the workforce.

Marketing and Advertising. We advertise through a variety of marketing channels to inform prospective students interested in entering or advancing their healthcare careers about the college and the programs we offer. We utilize a fully integrated marketing approach in our lead generation and admissions process that includes the use of traditional media such as radio, billboards, direct mail, a variety of print media and event marketing campaigns. Our digital marketing efforts, which include paid search, search engine optimization, online video and display advertising and social media, have grown significantly in recent years and currently drive the majority of our new student leads and enrollments. Our websites' integrated marketing campaigns direct prospective students to call us or visit the HDMC, CCC, Integrity and CCMCC websites where they will find details regarding our programs and campuses and can request additional information regarding the programs that interest them.

Referrals. Referrals from current students, high school counselors and satisfied graduates and their employers have historically represented approximately 25% of our new enrollments. Our school administrators actively work with our current students to encourage them to recommend our programs to prospective students. We continue to build strong relationships with high school guidance counselors and instructors by offering annual seminars at our training facilities to further familiarize these individuals on the strengths of our programs.

Recruiting. Our recruiting efforts are conducted by a group of approximately 20 campus-based and field representatives who meet directly with prospective students during presentations conducted at high schools, or during a visit to one of our campuses.

Student Support

Admissions. Students enrolling in our programs must have a high school diploma or a General Educational Development Certificate and demonstrate competence in writing and logical reasoning. For programs leading to a degree students must also complete an application and pass one or more entrance assessments, including the Wonderlic Scholastic Level Exam ("SLE") or HESI for the Vocational Nursing programs. While each of our programs has different admissions criteria, we screen all applications and counsel the students on the most appropriate program to increase the likelihood that our students complete the requisite coursework and obtain and sustain employment following graduation. As of June 30, 2025, our diverse population was comprised of 61% Hispanic, 13% Black/African American, 12% White, 5% Asian, 1% Native Hawaiian or Other Pacific Islander, and 1% American Indian or Alaksa Native. The age distribution shows 49% of our students are 25 and older, while 51% are 24 or younger, with a significant majority of 88% being Women and 12% being Men.

Enrollment. We enroll students continuously throughout the year, with our largest classes enrolling in late summer or early fall following high school graduation. We had 3,101 students enrolled as of June 30, 2025, an increase of 42% compared to 2,187 students as of June 30, 2024. Our expanding student body reflects the trust and confidence in our educational offerings and our ability to prepare students for successful careers.

The chart below outlines our quarterly consolidated new student starts and end of quarter student enrollment across our colleges.

	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025
Consolidated								
Starts	760	415	719	623	849	397	1,227	721
Ending Enrollment	2,024	1,912	2,166	2,187	2,539	2,768	3,245	3,101
Year over Year (%)								
Starts	52%	52%	43%	59%	12%	-4%	71%	16%
Ending Enrollment	17%	16%	20%	28%	25%	45%	50%	42%

Retention. To maximize student retention, the staff at each school is trained to recognize the early warning signs of a potential drop and to assist and advise students on academic, financial, employment and personal matters. We monitor weekly our retention rates by instructor, course, program and school. When we become aware that a particular instructor or program is experiencing a higher than normal dropout rate, we quickly seek to determine the cause of the problem and attempt to correct it. When we identify that a student is experiencing difficulty academically, we offer tutoring, remediation and assistance and guidance from the program director. With an average program retention rate of 86%, our focus on student success and support throughout their educational journey is evident.

Outcome. Our core mission is to prepare students for competitive careers in their chosen fields. As of June 30, 2025, we boast an average placement rate of 74.5%, with individual rates of 74.9% for High Desert Medical College, 74.1% for Central Coast College, and 74.6% for Integrity College of Health. CCMCC has achieved an average placement rate of 73.8%. Additionally, our students have achieved an 81.8% NCLEX Pass Rate and a 50.0% Veterinary Technician National Exam Pass Rate, demonstrating the effectiveness of our programs.

Faculty and Employees

Across the organization, we seek to hire faculty who have teaching and/or practitioner experience in their particular discipline and who possess significant and appropriate academic credentials. We hire our faculty in accordance with established criteria set by the California Code of Regulations and accreditation standards, including relevant work experience and educational background. We require meaningful industry experience of our teaching staff in order to maintain the quality of instruction in all of our programs and to address current and industry-specific issues in our course content. In addition, we provide intensive instructional training and continuing education, including quarterly instructional development seminars, annual reviews, technical upgrade training, faculty development plans and weekly staff meetings.

We also employ non-faculty staff in student services, academic advising and academic support, enrollment services, administration, financial aid, information technology, human resources, finance and other administrative functions. The staff of each campus typically includes a campus director, a director of education, a registrar, a career services coordinator, a financial-aid officer, a business officer and a career advisor and instructors, all of whom are industry professionals with experience in our areas of study.

As of June 30, 2025, we had approximately 103 full-time faculty, including program directors, as well as approximately 147 part-time faculty.

As of June 30, 2025, we and our institution also employed approximately 177 combined non-faculty staff in the areas of university services, academic advising and academic support, enrollment services, university administration, financial aid, information technology, human resources, corporate accounting, finance and other administrative functions. None of our employees is a party to any collective bargaining or similar agreement with us.

Education Regulations

As a provider of postsecondary education, we are subject to extensive regulation by federal, state and accrediting agencies. The applicable educational regulatory requirements cover virtually all phases of the operations of our institutions, including, but not limited to, educational program offerings, facilities, instructional and administrative staff, administrative procedures, marketing and recruiting, financial operations, data security and privacy, adequacy and substantiation of graduation and job placement rates and other student outcomes, distribution of information to current and prospective students, professional licensure requirements, payment of refunds to students who withdraw, the receipt of federal and state financial aid by our students (including institutional, programmatic, and student eligibility requirements), private and institutional loan programs, distance education, third party servicers, written arrangements with other institutions or organizations to provide some or all of an educational program, student complaints, student services, student admissions, transfer of academic credits, acquisitions or openings of new institutions, additions of new campuses and educational programs, closure or relocation of existing locations and changes in corporate structure and ownership.

Each of our institutions (HDMC, CCC, Integrity and CCMCC) participate in the Title IV Programs, as well as other federal and state financial aid programs and are subject to extensive regulation by ED, other federal and state educational agencies and accreditors. CCC, HDMC, and CCMCC are approved to offer, and must comply with applicable requirements related to, veterans education assistance administered by the Department of Veterans Affairs ("VA"). CCC and HDMC are also approved to offer and must comply with applicable requirements related to Cal Grants administered by the California Student Aid Commission, and funds administered under the Workforce Innovation and Opportunity Act. We derive a substantial portion of our revenue and cash flows from the Title IV Programs and a significant portion of our students rely on financial aid received under the Title IV Programs in order to attend our institutions. To participate in the Title IV Programs, an institution must receive and maintain authorization by the appropriate state education agencies, be accredited by an accrediting body recognized by ED, hold programmatic accreditation if required by a state or federal agency (including as a condition of employment in the occupation for which the institutional program prepares the students), and be certified by ED as an eligible institution.

The laws, regulations, standards and policies of our regulators change periodically and are subject to new and changing interpretation by our regulators. Changes in, or new interpretations of, applicable laws, regulations, standards, or policies, or our failure to comply with those laws, regulations, standards, or policies could have a material adverse effect on our receipt of funds under the Title IV Programs and other federal and state financial aid programs, the accreditation of our institutions and programs, the authorization of our institutions to operate in various states, our permissible activities, or our costs of doing business. We cannot predict with certainty how all of the requirements applied by our regulators will be interpreted or whether our institutions will be able to comply with these requirements in the future. Given the complex nature of these requirements and the fact that they are subject to interpretation, it is possible that we may inadvertently violate these laws, regulations, standards, or policies. If we are found to have violated any applicable regulations, laws, standards or policies, we may be subject to liabilities, sanctions, and other consequences. See "Risk Factor - *If our institutions fail to comply with the extensive educational regulatory requirements applicable to our business, we could incur financial penalties, restrictions on our operations, loss of federal and state financial aid funding for our students, loss of accreditation, or loss of our authorization to operate our institutions or our educational programs.*"

Under the provisions of the Higher Education Act ("HEA"), an institution must apply to ED for continued certification to participate in the Title IV Programs at least every six years or when it undergoes a change in ownership resulting in a change of control. ED defines an institution to consist of both a main campus and its additional locations, if any. Under this definition, for ED purposes, we operate the following four institutions, collectively consisting of four main campuses and two additional locations: HDMC with locations in Lancaster, Bakersfield, and Temecula, CCC with a location in Salinas, Integrity with a location in Pasadena, and CCMCC with a location in Antioch. Generally, the recertification process includes a review by ED of an institution's educational programs and locations, administrative capability, financial responsibility and other oversight categories. The current expiration date of the program participation agreements for HDMC and CCC is September 30, 2026. Integrity and CCMCC are currently participating in the Title IV Programs under a temporary provisional program participation agreement in connection with their change in ownership and control resulting from our acquisition of the institutions. The CCMCC temporary provisional program participation agreement had an expiration date of January 31, 2025 and the Integrity temporary provisional program participation agreement had an expiration date of November 30, 2020, but each temporary provisional program participation agreement continues on a month-to-month basis thereafter based on the institution's submission to ED of certain required documentation and remains in effect until the conclusion of ED's review of Integrity's and CCMCC's pending applications for approval of their change in ownership and control.

ED typically provides provisional certification to an institution following a change in ownership resulting in a change of control and also may provisionally certify an institution for other reasons, including, but not limited to, noncompliance with certain standards of administrative capability and financial responsibility. Our Integrity and CCMCC institutions are currently approved under a temporary provisional program participation agreement which (as described in a subsequent section) permits an institution to continue participating in the Title IV Programs on a month-to-month basis while ED reviews the change in ownership and as long as the institution timely submits certain documentation to ED during the process. An institution that is provisionally certified receives fewer due process rights than those received by other institutions in the event ED takes certain adverse actions against the institution, is required to obtain prior ED approvals of new campuses and educational programs and may be subject to heightened scrutiny by ED. However, provisional certification does not otherwise limit an institution's access to Title IV Program funds.

On October 31, 2023, ED published a final rule revising its Title IV Program certification regulations with an effective date of July 1, 2024. The rule codifies additional grounds for placing an institution on provisional certification, including a determination by ED that an institution is at risk of closure and ED's consideration of supplementary performance measures that include an institution's withdrawal rate, recruiting expenses, and licensure pass rate. The revised certification regulations also increase the number of requirements contained in an institution's Program Participation Agreement (including, for example, a requirement to comply with all state laws related to closure), require certain ownership entities to sign the Program Participation Agreement, establish new standards for maximum program length (including a prohibition on the length of certain educational programs from exceeding the required minimum number of hours established by applicable state(s) for entry-level training requirements for the occupation for which the programs train students), requires certification that an institution's programs meet applicable educational requirements for graduates to obtain required occupational licensure or certification in a state, and restricts the ability of institutions to withhold transcripts. The revised regulations also impose new potential conditions on provisionally certified institutions, including, but not limited to, the submission of teach-out and/or document retention plans, growth restrictions, acquisition restrictions, additional reporting requirements, limitations on written arrangements, and additional conditions applicable to institutions found to have engaged in substantial misrepresentations or institutions seeking to convert to nonprofit status following a change in ownership. The revised certification regulations are expansive, complex and could be difficult for our institutions to comply with their applicable requirements as interpreted by ED. If ED finds that any of our institutions do not fully satisfy all required eligibility and certification standards, ED could limit, condition, suspend, terminate, revoke, or decline to renew our institutions' participation in the Title IV Programs or impose liabilities or other sanctions. Continued Title IV Program eligibility is critical to the operation of our business. If our institutions become ineligible to participate in the Title IV Programs, or have that participation significantly conditioned, we may be unable to conduct our business as it is currently conducted which would have a material adverse effect on our business, financial condition, results of operations and cash flows.

State Authorization. Our institutions are subject to the educational laws and regulations of the State of California where our physical campuses are located. We also may be subject to the educational laws of other states if we acquire a new institution in the state or if one of our institutions adds a new campus in the state or otherwise conducts other operations in the state covered by applicable state educational law including, but not limited to, student recruitment, advertising, or certain types of distance education. State educational laws establish standards and requirements for, among other things, student instruction, faculty qualifications, campuses and facilities, educational programs, financial stability, administrative staff, marketing and recruiting, distribution of information to current and prospective students, payment of refunds to students who withdraw, private and institutional loans, distance education, student services, student complaints, student admissions, transfer of academic credits, substantive changes, acquisitions, and policies and minimum graduation and job placement outcomes for institutions and/or their individual educational programs. Our institutions are authorized to operate by the California Bureau for Private Postsecondary Education ("BPPE"). We also may be required to obtain approvals and comply with requirements of state agencies that regulate certain occupational educational programs such as, for example, VN and phlebotomy. The California Board of Registered Nurses approves the Associate degree of Nursing program at HDMC. The VN programs at HDMC, Integrity and CCMCC are approved by BVNPT. The phlebotomy programs at HDMC and CCC are approved by California Department of Public Health. In addition, we are subject to state consumer protection laws.

Attorneys general in many states have become more active in enforcing consumer protection laws, including, for example, laws related to marketing, advertising and recruiting practices and the financing of education at for-profit educational institutions. Further, some state attorneys general have partnered with federal and state agencies to review industry practices and collaborate on enforcement actions against educational institutions. These actions increase the likelihood of scrutiny of marketing, advertising, recruiting, financing, and other practices of educational institutions and may result in unforeseen consequences, increasing risk and making our operating environment more challenging.

Adverse media coverage regarding the allegations of state consumer protection law violations by us or other for-profit education companies could damage our reputation, result in decreased enrollments, revenues and profitability and have a negative impact on our stock price. Such coverage could also result in continued scrutiny and regulation by ED, Congress, accreditors, state legislatures, state attorneys general or other governmental authorities of us and other for-profit educational institutions.

State education laws and regulations may limit our campuses' ability to operate or to award degrees, diplomas, or certificates or offer new programs. Moreover, under the HEA, authorization by state education agencies is necessary to maintain eligibility to participate in the Title IV Programs. ED regulations also require institutions offering postsecondary education through distance education to students located in a state in which the institution is not physically located (as determined by the institution at the time of a student's initial enrollment and, if applicable, upon formal receipt of information from the student that their location has changed to another state) to meet state educational requirements in that state or participate in a state authorization reciprocity agreement in order to disburse Title IV funds to such students. We have obtained approval to offer portions of our programs via distance education from ACCET for CCC, CCMCC and HDMC, ABHES for Integrity, and from BPPE for HDMC, CCC, CCMCC and Integrity. The State of California does not, however, presently participate in any state authorization reciprocity agreement whereby our institutions may offer programs via distance education to students located in other states without our applicable state authorizations from those other states. Our institutions presently do not have any state postsecondary authorizations outside of California. In addition, an institution must make disclosures readily available to enrolled and prospective students regarding whether programs leading to professional licensure or certification meet state educational requirements, and provide a direct disclosure to students in writing if the program leading to professional licensure or certification does not meet state educational requirements in the state in which the student is located (which is only California for our current students). Under ED's rules effective July 1, 2024, an institution must certify that its programs satisfy the applicable educational requirements for professional licensure or certification needed to practice or find employment in an occupation for which the program prepares a student in the state in which the school or where a student is located or intends to seek employment (which, although our current students are located in California, could be a state other than California and could require us to refrain from enrolling students in a state if our program does not satisfy the applicable educational requirements in the state). We believe the Title IV-eligible educational programs offered by our institutions satisfy all currently applicable state educational requirements for professional licensure or certification.

State legislatures often consider legislation affecting regulation of postsecondary educational institutions. Our institutions are located in California which has expansive laws and regulations impacting for-profit schools like our institutions. Enactment of this legislation and ensuing regulations, or changes in interpretation of existing regulations, may impose substantial costs on our institutions and require them to modify their operations in order to comply with the new regulations. If we are unable to comply with applicable past, current or future state education, consumer protection, licensing, authorization or other requirements, or determine that we are unable to cost effectively comply with new or revised requirements, we could be subject to liabilities, sanctions and other consequences. See "Risk Factor – *Any failure to comply with state laws and regulatory requirements, including educational requirements, or new state legislative or regulatory initiatives affecting our institutions, could have a material adverse effect on our total student enrollment, results of operations, financial condition and cash flows.*"

Institutional Accreditation. In the U.S., accrediting agencies are non-governmental entities that periodically review the academic quality of an institution's instructional programs and its administrative and financial operations to ensure the institution has the resources to perform its educational mission. Accrediting agencies impose standards that extend to most aspects of an institution's operations and educational programs including, but not limited to, requirements to maintain threshold graduation and job placement rates for its educational programs. HDMC, CCC, and CCMCC are currently accredited by ACCET through April 2029, April 2030, and April 2026, respectively. Integrity is accredited by ABHES through February 2026. ED requires an institution to be accredited by an ED-recognized accrediting agency in order for the institution to participate in the Title IV Programs. ACCET and ABHES are ED-recognized accrediting agencies. The failure to comply with accreditation standards could subject an institution to additional requirements, sanctions, and consequences including the potential loss of accreditation. See "Risk Factor - *If one or more of our institutions fails to maintain institutional accreditation, or if certain of our programs cannot obtain or maintain programmatic accreditation, our student enrollments would diminish, and our business would suffer.*"

Programmatic Accreditation. Many states and professional associations require professional programs to be accredited. While programmatic accreditation is not a sufficient basis to qualify for institutional Title IV Program certification, programmatic accreditation may improve employment opportunities for program graduates in their chosen field. Moreover, ED requires an institution to hold programmatic accreditation for an educational program if required by a state or federal agency (including as a condition of employment in the occupation for which the institutional program prepares the students). The veterinary technology program at CCC is accredited by American Veterinary Medical Association. Integrity's Registered Nurse to Bachelor of Science in Nursing has received initial accreditation from the Commission for Nursing Education Accreditation. Additionally, CCC is pursuing initial programmatic accreditation with ABHES for the Surgical Technology Associate of Applied Science program for consideration during the Spring 2026 visit cycle. The Associate of Applied Science in Surgical Technology at CCMCC is accredited by ABHES and will engage in reaccreditation in the Spring 2026 visit cycle. All of the Title IV-eligible educational programs offered by our institutions are within the scope of institutional accreditation from either ACCET or ABHES, and we do not believe any of our Title IV-eligible educational programs that do not hold programmatic accreditation are required to hold programmatic accreditation by any currently applicable state or federal agency. Those of our programs that do not have programmatic accreditation where available, or fail to maintain such accreditation, may experience adverse publicity, loss of access to Title IV funds, declining enrollments, litigation or other claims from students or suffer other adverse impacts, which could result in it being impractical for us to continue offering such programs.

ED Recognition of Accrediting Agencies. Our participation in the Title IV Programs is dependent on ED continuing to recognize the accrediting agencies that accredit our colleges and universities. Each of our institutions currently are accredited by an ED-recognized accrediting agency. The standards and practices of these agencies have become a focus of attention by state attorneys general, members of Congress, ED's Office of Inspector General and ED over recent years. ED held negotiated rulemaking sessions between January and March 2024, and the negotiators did not reach consensus on proposed language. ED proposed expanding requirements related to accrediting agencies' conflict of interest policies and student achievement standards, for example. ED terminated the negotiated rulemaking process for accreditation as of December 20, 2024. However, ED published a proposed regulatory agenda in early September 2025 that, among other things, includes a proposal to engage in negotiated rulemaking to provide institutions flexibility to change accreditors and "remove other burdensome requirements that erect barriers to entry for new accreditation agencies." This proposal is in its early stages and, therefore, we cannot predict whether and how such a rulemaking would impact the accreditors that accredit our institutions or the accreditation requirements applicable to our institutions.

If ED withdraws recognition from ACCET and/or ABHES, ED may continue our schools' eligibility for a period of up to 18 months from the date of the withdrawal of recognition, and our schools could apply for accreditation from the other ED-recognized accrediting agencies. ED could impose provisional certification and other conditions and restrictions on our schools during this period. If ACCET and/or ABHES lose recognition from ED and our schools are unable to obtain accreditation from a different ED-recognized accrediting agency in the required time period, our schools could lose eligibility to participate in Title IV Programs.

Congressional Action. The U.S. Congress must periodically reauthorize the HEA and other laws governing the Title IV Programs and annually determine the funding level for each Title IV Program, and may pass new laws or revise existing laws at any time. Political and budgetary concerns significantly affect the Title IV Programs. We cannot predict when or whether Congress will consider or vote on legislation to reauthorize the HEA or to create new laws or revise existing laws. Furthermore, we cannot predict with any certainty the outcome of the HEA reauthorization process nor the extent to which any legislation that Congress could adopt at any time could materially affect our business, financial condition and results of operations. Current requirements for student or school participation in Title IV Programs may change or one or more of the present Title IV Programs could be replaced by other programs with materially different student or school eligibility requirements. For example, the American Rescue Plan Act of 2021 ("ARPA") was signed into law in March 2021 and included, among other things, a provision that amended the 90/10 Rule in the HEA. See "Risk Factors - *Our institutions could lose their eligibility to participate in the Title IV programs if the percentage of their revenues derived from applicable federal educational student aid programs is too high.*" If we cannot comply with the provisions of the HEA, as they may be enforced or amended, or if the cost of such compliance is excessive, or if funding is materially reduced, our revenues or profit margin could be materially adversely affected.

More recently, on July 4, 2025, the President signed into law the One Big Beautiful Bill Act ("OBBBA"), which has a general effective date of July 1, 2026 and makes changes to the HEA, including the Title IV programs. ED intends to conduct a negotiated rulemaking process in 2025 for the purpose of establishing new regulations impacting the new OBBBA requirements. See "Education Regulations – Negotiated Rulemaking." Consequently, we expect the new requirements will impact our institutions and operations, but we cannot predict the ultimate scope, content, and impact of the new OBBBA requirements under future ED regulations and guidance. We are currently assessing, and will continue to assess, the potential impact of the requirements on us and our institutions. Among other things, the OBBBA establishes limits on the amount of Title IV loans students and parents can borrow. These limits will not apply to students that will be enrolled as of the effective date, up until their expected time of completion as defined by the OBBBA. The OBBBA establishes a limit of $20,000 annually and $65,000 in total for PLUS loans taken out by parent borrowers for undergraduate programs. The OBBBA also creates a lifetime loan limit of $257,500 for all borrowers. It also requires institutions to prorate loans for students attending less than full-time. We are in the process of evaluating the impact these loan limitations may have on our institutions and enrollments and the extent to which alternative sources of funding such as third-party loans may be needed for some of our students.

The OBBBA also establishes a new accountability measure that applies to our degree programs and that is based on a comparison of graduate earnings to the earnings of working adults without degrees under a complex formula that ED is expected to address in future regulations. Under the new accountability measure, an associate degree program would lose its Title IV loan eligibility if the median earnings of a cohort of graduates are less than the median earnings of working adults with a high school diploma and no further degrees for two out of three years. ED will create a process for appealing the programmatic median earnings data. Institutions that do not meet the accountability measure for one year will also be required to notify students of the risk of losing eligibility. Our institutions offer a limited number of associate degree programs that will be subject to the new accountability measure. We cannot yet predict with certainty whether our degree programs will meet the accountability measure or whether they will be at risk of losing eligibility to participate in the Title IV loan programs.

The OBBBA also restricts student eligibility for the Pell Grant by disqualifying students with a student aid index that equals or exceeds twice the amount of the total maximum Pell Grant, and disqualifying students who receive grant aid from non-federal sources that equals or exceeds the student's cost of attendance for that period. We are evaluating whether and to what extent this change might impact the Pell eligibility of some of our students and whether alternative sources of financial aid, such as third-party loans, might be necessary for these students. The OBBBA also establishes Workforce Pell Grants for eligible students enrolled in certain short-term educational programs that meet eligibility requirements. The eligibility requirements include criteria related to the program's length and a determination of eligibility by the state. Many of our programs are longer than the eligibility requirements, but we are evaluating whether opportunities exist for other current or future programs at our institutions.

Additionally, the OBBBA delays the effective date of the 2022 version of the revised borrower defense to repayment regulations and closed school loan discharge regulations for ten years, until July 1, 2035. See "Education Regulations - Borrower Defense to Repayment Regulations."

Congressional committees and members actively continue to propose and consider legislation on a wide range of topics related to the Title IV programs that could impact further the amount of Title IV funding available to schools and students and impose additional accountability requirements on institutions and also that could eliminate or modify certain rules that are less favorable to schools like ours. However, the process of Congressional passage of new legislation is ongoing, is subject to further negotiation and amendment, and is further subject to Congressional approval. Therefore, the timing and outcome of this process and the scope of any additional legislation that might be enacted cannot be predicted with any certainty at this time. We are continuing to monitor the process.

Executive Action. As previously reported, there are indications based on recent elections that the new administration, and potentially the U.S. Congress, will attempt to dissolve ED, diminish its operational role, and/or transfer some or all of its functions to one or more agencies. See the Company's Quarterly Report on Form 10-Q, filed with the SEC on February 13, 2025, for the section titled "Regulatory Updates" for additional information. In March 2025, ED implemented a reduction in force ("RIF") that, coupled with resignations by ED staff, reportedly reduced ED's workforce by approximately half. The RIF also eliminated several school participation divisions, including the school participation division that previously oversaw the operations of our institutions, and eliminated or significantly reduced several other offices or divisions within ED. We currently are working with other offices and personnel at ED on some of our pending matters, but it is possible that we could encounter delays and difficulties obtaining timely ED approval of recent and future acquisitions of other schools. See "Education Regulations – School Acquisitions" and "Education Regulations – Change of Control." We also could encounter delays and difficulties obtaining timely ED approval of new campuses or other educational programs for which we wish to offer Title IV funds to students and which require ED approval. See "Education Regulations – Opening Additional Campuses and Adding Educational Programs."

In March 2025, the President issued an Executive Order calling for all necessary steps to close ED although the executive order did not indicate the process or timing for accomplishing this task nor identify where some of the functions of ED might be transferred. We continue to monitor developments in this area, but cannot yet predict whether the administration or Congress will be successful in closing or further reducing ED and/or transferring some or all of its functions to one or more agencies, or whether such a proposal would disrupt or change the availability of Title IV funds to us and our students or change the rules applicable to us and our schools to continue receiving Title IV funds. We also cannot predict the success of any litigation challenging any efforts to close or restructure ED. Any executive or legislative action impacting ED, the availability of Title IV funds, or the rules applicable to us could have a material adverse effect on us and our institutions.

Financial Value Transparency and Gainful Employment Regulations. In May 2021, ED announced its intention to initiate a rulemaking process on several topics, including gainful employment. On May 19, 2023, ED published a notice of proposed rulemaking on financial value transparency and gainful employment, and on October 10, 2023, ED published final regulations which became effective on July 1, 2024. Multiple lawsuits were filed challenging these regulations, and these were consolidated into one case. We cannot predict the outcome of this case. The financial value transparency and gainful employment regulations include standards for annually evaluating postsecondary educational programs based on the calculation of debt-to-earnings rates and an "earnings premium" measure. The rule establishes formulae for calculating these rates using data such as student debt, student earnings data, and median earnings data for working adults with only a high school diploma or GED, which the rule uses to compare to median earnings data of the institution's graduates. Under the regulations, ED will annually calculate and publish the debt-to-earnings rates and median earnings data for our educational programs. If these calculations show that any of our educational programs do not comply with debt-to-earnings or median earnings regulatory thresholds for two of three consecutive years, those educational programs would lose Title IV Program eligibility. ED also requires institutions to provide warnings to current and prospective students about programs in danger of losing of Title IV Program eligibility which could negatively impact our retention of current students and enrollment of new students in these programs. The regulations also require certifications and data reporting to ED and providing required student disclosures related to gainful employment. Some of the data ED will use to calculate the debt-to-earnings rates and earnings premium measures is not yet readily accessible to institutions. Therefore, it is difficult for us to predict how our institutions will perform under the new standards and the extent to which our programs could lose Title IV Program eligibility under the new standards. We also do not have control over some of the factors that could impact the rates and measures for our programs which could make it difficult to mitigate the impact of the regulations on our programs. However, the new regulations could require us to modify or eliminate programs to comply with the new regulations and could result in the loss of Title IV Program eligibility for our programs that fail to comply with the regulations which could have a material adverse effect on our student population and our revenues. As noted elsewhere, our degree programs also will be subject to a new separate earnings measure under the OBBBA. See "Risk Factor - *ED's financial value transparency and gainful employment regulations may limit the programs we can offer students and increase our cost of operations.*"

Borrower Defense to Repayment Regulations. In 1994, pursuant to certain provisions of the Higher Education Act, ED published its first version of the "borrower defense to repayment" ("BDR") regulations which generally allow federal student loan borrowers to assert a defense to repaying their federal loans based on the conduct of the institution they attended. The amount of loans discharged by ED pursuant to an adjudicated BDR claim may be assessed by ED as a Title IV Program liability against the institution. On November 1, 2016, the Department adopted revised BDR regulations that became effective on July 1, 2017. Under the 2017 version of the BDR regulations, borrowers with federal student loans disbursed after July 1, 2017 can assert a defense to repayment and be eligible for relief based on a nondefault, favorable, contested judgement against the institution from a state or federal court; a claim that the institution failed to perform its obligations under a contract with the student or a claim the institution committed a "substantial misrepresentation" on which the borrower reasonably relied to his or her detriment. On September 23, 2019, the Department again revised its BDR regulations effective July 1, 2020, and created a distinct standard and process for BDR applications applicable to federal student loans first disbursed after July 1, 2020. Under the 2019 version of the BDR regulations, a borrower can assert a defense to repayment and be eligible for relief if the borrower establishes that the institution made a misrepresentation of material fact upon which the borrower reasonably relied in deciding to obtain their loan; the misrepresentation related to the borrower's enrollment or continuing enrollment at the institution or the provision of education services for which the loan was made; and the borrower was financially harmed by the misrepresentation.

On November 1, 2022, ED again revised the BDR regulations with an effective date of July 1, 2023. The 2022 version of the BDR regulations included amendments regarding, among other things, (i) acts or omissions by or on behalf of an institution of higher education a borrower may assert as a defense to repayment of certain Title IV Program loans; (ii) procedures for adjudicating borrower defense claims, and (iii) prohibiting the use of mandatory pre-dispute arbitration clauses and class action waivers in enrollment agreements and requiring disclosures of judicial and arbitration filings and awards pertaining to a borrower defense claim.

Among other things, the revised 2022 version of the BDR regulations also amended the processes for borrowers to receive from ED a discharge of the obligation to repay certain Title IV Program loans when the BDR applications are received on or after, or pending with ED as of July 1, 2023. The revised 2022 version of the BDR regulations applies the revised federal BDR standard to all BDR claims received on or after, or pending with the Secretary as of July 1, 2023, but would not allow for recovery against institutions for discharged amounts first disbursed prior to July 1, 2023 unless the BDR claim would have been approved under the substantive BDR standard applicable to the time period in which the loan was disbursed as set forth in the prior versions of the BDR regulations. The defenses to repayment are based on certain acts or omissions, including misrepresentations by an institution or a covered party. The regulations establish detailed procedures and standards for the loan discharge processes, including the information required for borrowers to receive a loan discharge, and the authority of ED to seek recovery from the institution of the amount of discharged loans. The 2022 version of the revised BDR regulations were to take effect on July 1, 2023, in addition to certain closed school loan discharge provisions part of the same rule, but are currently enjoined and delayed. The Career Colleges and Schools of Texas ("CCST") filed a complaint challenging the regulations in February 2023. In April 2024, the U.S. Court of Appeals for the Fifth Circuit granted a preliminary injunction to block enforcement of the revised 2022 version of the BDR regulations while the case is pending. Further, the OBBBA, enacted July 4, 2025, delays the effective date of the 2022 version of the revised BDR regulations for ten years, until July 1, 2035. Therefore, the amendments to the BDR regulations that were to take effect on July 1, 2023 are not in effect, but the previous BDR regulations in effect prior to July 1, 2023, generally remain in effect in the meantime and apply different substantive standards and procedures based on when a BDR claimant's loans were disbursed.

On June 22, 2022, ED reached a settlement with plaintiffs in the case titled *Sweet v. Cardona*, which was filed by student loan borrowers to challenge ED's adjudication of BDR claims. The settlement resulted in automatic relief of claims pending as of June 22, 2022 that were filed against institutions on a list of about 150 institutions named in the settlement agreement, which did not include any of our institutions. In addition, under the settlement, any borrower who filed a defense to repayment claim between June 22, 2022 and November 15, 2022 are "Post-Class Applicants" whose applications will be adjudicated under the 2016 version of the BDR regulations and will be decided by January 2026. HDMC received and timely responded to seven BDR applications from Post-Class Applicants. CCC, Integrity, and CCMCC (at least since we acquired CCMCC) have not received any BDR applications from Post-Class Applicants. It is possible that we could receive BDR claims in the future. If we or our representatives are found to have engaged in certain acts or omissions under the broad definitions contained in the 2016 version of the BDR regulations, or other BDR regulations that could be in place in the future, we could be subject to substantial repayment obligations and subject to other sanctions.

The enjoined 2022 version of the BDR regulations, and the versions of the BDR regulations that are currently in effect and that could be in effect in the future, could have a material adverse effect on our business, financial condition, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate, including a requirement that our institutions to submit a letter of credit based on expanded standards of financial responsibility. See "Education Regulations - Financial Responsibility Standards."

In recent years, ED has been more active in processing BDR applications and has recently distributed claims to institutions for an opportunity to respond to borrower allegations. ED may, on its own or in response to other constituencies, allocate additional resources to reviewing and adjudicating BDR applications from federal student loan borrowers. We cannot predict how many BDR applications have been filed by our former students, but if we receive such claims from ED, we may incur significant costs in responding to the borrower allegations and, if adjudicated as valid by ED, repaying the federal government for the amount of loans discharged pursuant to such claims.

ED also grants closed school loan discharges to students when it determines the student's institution or campus has closed. When an institution or location meets ED's definition of a closed school or location, affected students can apply for a discharge of the Title IV loans incurred for the program of study the student did not complete due to the closure, and ED grants the discharge if the student meets certain requirements. ED also may seek to recover the cost of the discharge from the institution. If any of our locations or institutions close, our institutions could be subject to liabilities for closed school loan discharges. In conjunction with the 2022 revisions to the BDR rule, ED also revised the closed school loan discharge provisions. However, these revisions are also enjoined as well as delayed under the OBBBA. We cannot predict the outcome of any future revisions to the closed school loan discharge provisions that ED may initiate.

90/10 Revenue Test. Under the HEA, a proprietary institution that derives more than 90% of its total revenue from the Title IV Programs or, for fiscal years beginning on or after January 1, 2023 from all federal educational assistance funds, for two consecutive fiscal years becomes immediately ineligible to participate in the Title IV Programs and may not reapply for eligibility until the end of at least two fiscal years ("90/10 Rule"). An institution whose receipts of applicable funds exceeds 90% of revenue for a single fiscal year will be placed on provisional certification, be required to notify ED and its students of the possibility of a loss of Title IV Program eligibility, and may be subject to other enforcement measures, including a requirement to submit a letter of credit. See "Education Regulations - Financial Responsibility Standards." If an institution violated the 90/10 Rule and became ineligible to participate in Title IV Programs but continued to disburse Title IV Program funds, ED would require the institution to repay all Title IV Program funds received by the institution after the effective date of the loss of eligibility.

We have calculated the 90/10 Rule percentage for the 2024, 2023, and 2022 fiscal years as follows for HDMC, CCC, and Integrity: HDMC 87.55%, 84.53%, and 82.17%; CCC 79.51%, 74.48%, and 72.34%; and Integrity 84.19%, 88.14%, and 85.43%, respectively. CCMCC's 90/10 Rule percentage for its 2022 fiscal year was 21.76%, and for its 2023 fiscal year was 48.63%. CCMCC's next 90/10 Rule percentage will be reported to ED in connection with the Company's next annual financial statement and compliance audit submissions. Our calculations of the 90/10 Rule percentage for the 2025 fiscal year for HDMC, CCC, Integrity, and CCMCC are due on December 31, 2025 and each are expected to be below 90%. The 90/10 calculations for our institutions are subject to review and potential recalculation by ED. In addition, the 90/10 Rule is complex and there is some ambiguity in certain technical aspects of the calculation methodology by ED under the 90/10 Rule. If ED comes out with additional guidance of interpretations that are different than our interpretations, ED could recalculate the 90/10 Rule percentages of our institutions, which could result in one or more of the percentages exceeding 90%. A loss of eligibility to participate in Title IV Programs for any of our institutions would have a significant impact on the rate at which our students enroll in our programs and on our business and results of operations. Moreover, if an institution violated the 90/10 Rule and became ineligible to participate in Title IV Programs but continued to disburse Title IV Program funds, ED would require the institution to repay all Title IV Program funds received by the institution after the effective date of the loss of eligibility.

ARPA amended the 90/10 Rule by treating other federal student financial assistance funds in the same manner as Title IV Program funds in the 90/10 Rule calculation. This amendment requires our institutions to limit the combined amount of Title IV Program funds and other federal student financial assistance funds in a fiscal year to no more than 90% in a fiscal year as calculated under the 90/10 Rule. ED published final regulations on the 90/10 Rule on October 28, 2022. The final regulations became effective July 1, 2023 and applied to fiscal years beginning on or after January 1, 2023 (which was the fiscal year ending June 30, 2024 for our schools). The new rule modified how institutions counted revenue when calculating compliance with the 90/10 Rule, and added a requirement to notify students of the potential loss of eligibility resulting from not meeting the 90/10 standard, among other changes. ED published a Notice in the Federal Register listing the types of funds that are considered federal education assistance funds under the new 90/10 Rule. The funds include GI Bill funding and Military Tuition Assistance, among other sources of funds. We expect the change in the 90/10 Rule will increase our 90/10 Rule percentages and make it more difficult to comply with the 90/10 Rule and could require changes to our operations in order to maintain compliance.

ED regulations have restricted the ability of institutions to limit the amount of Title IV Program loans that students and parents may borrow which can impact our ability to control compliance with the 90/10 Rule at our institutions. However, under a provision of the OBBBA that will be effective July 1, 2026, institutions are permitted to limit the total amount of loans that a student may borrow, and that a parent may borrow on behalf of a student, as long as the limit is applied consistently to all students in a program of study. In addition, there is a lack of clarity regarding some of the technical aspects of the calculation methodology under the 90/10 Rule, which may lead to regulatory action or investigation by ED. Changes in, or new interpretations of the calculation methodology or other industry practices under the 90/10 Rule could further significantly impact our compliance with the 90/10 Rule, and responding to any review or investigation by ED involving us could require a significant amount of resources.

Efforts to reduce the 90/10 Rule percentage for our institutions have and may in the future involve taking measures that involve interpretations of the 90/10 Rule that are without clear precedent, reduce our revenue or increase our operating expenses (or all of the foregoing, in each case perhaps significantly). Because of the changes to the 90/10 Rule made by ARPA and ED, we may be required to make structural changes to our business to remain in compliance, which changes may materially alter the manner in which we conduct our business and materially and adversely impact our business, financial condition, results of operations and cash flows. Furthermore, these required changes could be unsuccessful and could make more difficult our ability to comply with other important regulatory requirements, such as the cohort default rate regulations.

However, we cannot predict the need or timing of any such changes, whether these changes would be successful in maintaining compliance with the 90/10 Rule or whether such changes will have other adverse effects on our business.

Cohort default rate. The HEA limits participation in the Title IV Programs by institutions whose percentage of former students who defaulted on the repayment of certain federally guaranteed or funded student loans (the "cohort default rate") exceeds prescribed thresholds. ED calculates these rates based on the number of students who have defaulted, not the dollar amount of such defaults. The cohort default rate is calculated on a federal fiscal year basis and measures the percentage of students who enter repayment of a loan during the federal fiscal year and default on the loan on or before the end of the federal fiscal year or the subsequent two federal fiscal years.

Under the HEA, an institution whose cohort default rate is 30% or greater for three consecutive federal fiscal years loses eligibility to participate in certain Title IV Programs and the Pell programs for the remainder of the federal fiscal year in which ED determines that such institution has lost its eligibility and for the two subsequent federal fiscal years. An institution whose cohort default rate for any single federal fiscal year exceeds 40% loses its eligibility to participate in certain Title IV Programs for the remainder of the federal fiscal year in which ED determines that such institution has lost its eligibility and for the two subsequent federal fiscal years. If an institution's three-year cohort default rate equals or exceeds 30% in two of the three most recent federal fiscal years for which ED has issued cohort default rates, the institution may be placed on provisional certification status and could be required to submit a letter of credit to ED. See "Risk Factor - *A failure to maintain compliance with ED's "financial responsibility" requirements would have negative impacts on our operations.*"

In September 2025, ED released the final cohort default rates for the 2022 federal fiscal year. These are the most recent final rates published by ED. The rates for our existing institutions for the 2022, 2021, and 2020 federal fiscal years are as follows: HDMC 0%, 0%, and 0%; CCC 0%, 0% and 0%; Integrity 0%, 0%, and 0%; and CCMCC 0%, 0%, and 0%, respectively. Consequently, none of our institutions had a cohort default rate equal to or greater than 30% for the 2022, 2021, and 2020 federal fiscal years. During the COVID-19 pandemic, ED temporarily suspended federal student loan repayment obligations. This suspension, which lasted over three years, contributed to a reduction in our cohort default rates. Our cohort default rates could be substantially higher for the periods after October 2023, when the suspension expired if borrowers do not timely repay their federal student loans. We are engaging in activities aimed at reminding borrowers of their obligations to repay loans and to reduce the number of borrowers who default on their loans; however, we cannot predict or guarantee that these activities will be successful or that the cohort default rates will not increase or exceed applicable eligibility thresholds.

Financial Responsibility Standards. All institutions participating in the Title IV Programs must satisfy specific standards of financial responsibility. ED evaluates institutions for compliance with these standards each year, based on the institution's annual audited financial statements, as well as following a change in ownership resulting in a change of control of the institution. The most significant financial responsibility measurement is the institution's composite score, which is calculated by ED based on three ratios:

● the equity ratio, which measures the institution's capital resources, ability to borrow and financial viability;

● the primary reserve ratio, which measures the institution's ability to support current operations from expendable resources; and

● the net income ratio, which measures the institution's ability to operate at a profit.

ED assigns a strength factor to the results of each of these ratios on a scale from negative 1.0 to positive 3.0, with negative 1.0 reflecting financial weakness and positive 3.0 reflecting financial strength. ED then assigns a weighting percentage to each ratio and adds the weighted scores for the three ratios together to produce a composite score for the institution. The composite score must be at least 1.5 for the institution to be deemed financially responsible without the need for further oversight. If an institution's composite score is below 1.5, but is at least 1.0, it is in a category denominated by ED as "the zone." Under ED regulations, institutions that are in the zone typically may be permitted by ED to continue to participate in the Title IV Programs by choosing one of two alternatives: 1) the "Zone Alternative" under which an institution is required to make disbursements to students under the HCM1 payment method (or another payment method that differs from the standard advance payment method) and to notify ED within 10 days after the occurrence of certain oversight and financial events or 2) submit a letter of credit to ED equal to at least 50 percent of the Title IV Program funds received by the institution during its most recent fiscal year. ED permits an institution to participate under the "Zone Alternative" for a period of up to three consecutive fiscal years. Under the HCM1 payment method, the institution is required to make Title IV Program disbursements to eligible students and parents before it requests or receives funds for the amount of those disbursements from ED. Unlike the HCM2 and the reimbursement payment methods, the HCM1 payment method typically does not require schools to submit documentation to ED and wait for ED approval before drawing down Title IV Program funds. Schools under HCM1, HCM2 or reimbursement payment methods must also pay any credit balances due to a student before drawing down funds for the amount of those disbursements from ED, even if the student or parent provides written authorization for the schools to hold the credit balance.

If an institution's composite score is below 1.0, the institution is considered by ED to lack financial responsibility. If ED determines that an institution does not satisfy ED's financial responsibility standards, depending on its composite score and other factors, that institution may establish its eligibility to participate in the Title IV Programs on an alternative basis by, among other things:

● posting a letter of credit in an amount equal to at least 50% of the total Title IV Program funds received by the institution during the institution's most recently completed fiscal year; or

● posting a letter of credit in an amount equal to at least 10% of the Title IV Program funds received by the institution during its most recently completed fiscal year accepting provisional certification; complying with additional ED monitoring requirements and agreeing to receive Title IV Program funds under an arrangement other than ED's standard advance funding arrangement.

If, in the future, we are required to satisfy ED's standards of financial responsibility on an alternative basis, including potentially by posting irrevocable letters of credit, we may not have the capacity to post these letters of credit which could result in sanctions including loss of Title IV Program eligibility.

ED annually evaluates the financial responsibility of HDMC, CCC, Integrity, and CCMCC on a consolidated basis. We have calculated our composite score for the 2024 fiscal year to be 3.0; however, this score is subject to determination by ED based on its review of our consolidated audited financial statements for the 2024 fiscal year. Our next composite score will be calculated based on audited financial statements for the 2025 fiscal year due for submission to ED by December 31, 2025. We expect the composite score for the 2025 fiscal year to exceed 1.5, but the final composite score is subject to our final calculation and to determination by ED based on its review of our consolidated financial statements for the 2025 fiscal year. However, if our composite scores in the future were to decrease, we may become subject to the additional requirements noted above or our Title IV Program eligibility could be affected. We cannot predict how long it will take ED to make its determination or the outcome of its determination. On January 30, 2024, due to a failure to timely return unearned Title IV funds to ED, Integrity was required to submit an acceptable form of financial protection for 25% of the refunds that were made for the fiscal year ended June 30, 2023 in the amount of $18,828.

On October 31, 2023, ED published final regulations with a general effective date of July 1, 2024 that, among other things, amended the "general" standards of financial responsibility to revise the timeframe for institutions to submit annual audits, require reporting on the status of foreign entity owners, and add events that constitute a failure to demonstrate an institution is able to meet financial obligations. These regulations also modified the list of triggering events that could result in ED determining that the institution lacks financial responsibility and must submit to ED a letter of credit or other form of acceptable financial protection and accept other conditions on the institution's Title IV Program eligibility. The regulations create lists of mandatory triggering events and discretionary triggering events. An institution is not able to meet its financial or administrative obligations if a mandatory triggering event occurs. The mandatory triggering events include:

● an institution with a composite score of less than 1.5 has a recalculated composite score of less than 1.0 as determined by ED as a result of an institutional liability from a monetary award or judgment or settlement resulting from a legal proceeding;

● an institution (or an entity that has submitted financial statements to ED in connection with a change in ownership) is subject to a government enforcement action (sued by a federal or state authority or via a qui tam action) and the action has been pending for 120 days and no motion to dismiss is pending or has been granted;

● the institution's recalculated composite score is less than 1.0 after ED initiates action to recoup funds from institution after BDR claim decided in borrower's favor;

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- an institution or entity that submitted an application with ED for a change of ownership has a recalculated composite score is less than 1.0 after a final monetary judgment, award or settlement that was entered against it at any point through the end of the second full fiscal year after the change of ownership;

- a proprietary institution with a composite score of less than 1.5 or that underwent a change of ownership in the current or previous fiscal year has a recalculated composite score of. less than 1.0 as determined by ED as a result of a withdrawal of owner's equity from the institution unless certain exceptions apply;

- at least half of Title IV funds in the institution's most recently completed fiscal year are for "failing" gainful employment programs;

- the institution is required to submit a teach-out plan due to financial concerns;

- the SEC takes certain actions against a publicly listed entity that directly or indirectly owns at least 50% of an institution or such entity fails to comply with certain filing requirements;

- the institution did not receive at least 10 percent of its revenue from sources other than Federal educational assistance as calculated under 90/10 rule during its most recently completed fiscal year;

- the institution's two most recent cohort default rates are 30 percent or greater, unless a pending appeal could reduce one of the rates;

- the institution's composite score is less than 1.0 when recalculated to reflect the offset of distribution after a contribution;

- the institution or entity included in financial statements is subject to adverse or impermissible conditions under a financing arrangement as a result of ED action;

- the institution declares financial exigency to government agency or accrediting agency;

- the institution or an owner files for a receivership or is ordered to appoint a receiver.

ED also may determine that an institution lacks financial responsibility if one or more of the following discretionary triggering events occurs and the event is likely to have a significant adverse effect on the financial condition of the institution:

- a show cause or similar order from the institution's accrediting agency or a government authority;

- a notice from the institution's state authorizing or licensing agency of an intent to withdraw or terminate the institution's state authorization or licensure if the institution does not take steps to comply with state requirements;

- the institution (or an owner entity covered by the regulation) is subject to a default, delinquency, or other adverse creditor event or to a condition not permitted under the regulation under or related to a loan agreement or other financing agreement or has a judgement awarding monetary relief entered against it that is subject to appeal or under appeal;

- there is a significant fluctuation in Pell Grant and/or Direct Loans received by an institution during a period of award years;

- high annual drop-out rates from the institution as determined by ED;

- ED requires the institutions to provide additional financial reporting due to a failure to meet financial responsibility standards or indicators of significant change in the financial condition of the institution;

- ED forms a group process to consider pending borrower defense to repayment claims that could be subject to recoupment;

- a program is discontinued that enrolls more than 25% of the institution's total enrolled students who receive Title IV Program funds;

- the institution closes a location that enrolls more than 25% of its total enrolled students who receive Title IV Program funds;

- the institution, or one of its programs, is cited by a State agency for failing to meet requirements;

- the institution, or one of its programs, loses eligibility to participate in another Federal educational assistance program;

- a publicly traded company that directly or indirectly owns at least 50% of the institution discloses in public securities exchange filing that it is under investigation for possible violation of law;

- the institution is cited by another federal agency and risks losing education assistance funds by that agency;

- the institution is required to submit a teach-out plan due to concerns other than those constituting a mandatory triggering event; or

- any other event or condition that ED finds is likely to have significant adverse effect on the financial condition of the institution.

The regulations require an institution to notify ED of the occurrence of a mandatory or discretionary triggering event and, in some cases, provide an opportunity to submit certain information to ED to demonstrate why the event does not establish the institution's lack of financial responsibility or require the submission of a letter of credit and impose other conditions or requirements. If more than one of these financial responsibility triggers occur, ED could impose separate letters of credit to address each triggering event.

The financial responsibility regulations could result in ED recalculating and reducing our composite score, on a retroactive basis, to account for ED estimates of potential losses under one or more of the extensive list of triggering circumstances and also could result in the imposition of conditions and requirements including a requirement to provide one or more letters of credit or other form of financial protection. It is difficult to predict the amount or duration of any letter of credit requirements that ED might impose under the regulation. The requirement to submit letters of credit or to accept other conditions or restrictions could have a material adverse effect on our schools' business and results of operations.

Accreditor and state regulatory requirements also address financial responsibility, and these requirements vary among agencies and also are different from ED requirements. Any developments relating to our satisfaction of ED's financial responsibility requirements may lead to additional focus or review by our accreditors or applicable state agencies regarding their respective financial responsibility requirements.

If our institutions fail to maintain financial responsibility, they could lose their eligibility to participate in the Title IV Programs, have that eligibility adversely conditioned or be subject to similar negative consequences under accreditor and state regulatory requirements, which would have a material adverse effect on our business. In particular, limitations on, or termination of, participation in the Title IV Programs as a result of the failure to demonstrate financial responsibility or administrative capability would limit students' access to Title IV Program funds, which would materially and adversely reduce the enrollments and revenues of our institutions.

ED's proposed regulatory agenda first published in early September 2025 includes an intent to address certain issues including financial responsibility requirements via negotiated rulemaking. We cannot predict how ED will address these requirements or the impact the changes to financial responsibility requirements may have on our schools.

Return of Title IV Program Funds. An institution participating in the Title IV Programs must calculate the amount of unearned Title IV Program funds that have been disbursed to students who withdraw from their educational programs before completing them, and must return those unearned funds to ED in a timely manner, which is generally within 45 days from the date the institution determines that the student has withdrawn. The failure to timely return funds can result in liabilities or sanctions.

If an institution is cited in an audit or program review for late returns of Title IV Program funds for 5% or more of the pertinent students within the audit or program review sample, or if an audit identifies a material weakness in the institution's report on internal controls relating to the return of unearned Title IV Program funds, the institution may be required to post a letter of credit in favor of ED in an amount equal to 25% of the total amount of Title IV Program funds that should have been returned for students who withdrew in the institution's prior fiscal year. Neither HDMC nor CCC has received such a finding in either of the two most recently completed annual Title IV Program compliance audits submitted to ED. On January 30, 2024, due to a failure to timely return unearned Title IV Program funds to ED, Integrity was required to submit an acceptable form of financial protection for 25% of the refunds that were made for the fiscal year ended June 30, 2023 in the amount of $18,828. In January through March 2024, ED conducted negotiated rulemaking to prepare proposed regulations on several topics including the rules pertaining to returns of Title IV Program funds. On July 24, 2024, ED promulgated proposed amended regulations related to return of Title IV calculations. ED published the final regulations on January 3, 2025, with a general effective date of July 1, 2026. The regulations codify ED's guidance requiring the date of determination of withdrawal to be documented within 14 days after the student's last date of attendance for institutions that take attendance; remove the option for clock-hour programs to use the "cumulative" method to calculate Title IV earned; and changes Return of Title IV calculations for programs offered in modules. We are evaluating whether and the extent to which the new regulations may negatively impact our performance of return of title IV.

Negotiated Rulemaking. ED has promulgated a substantial number of new regulations in recent years that impact our business, including, but not limited to, the "borrower defense to repayment" regulations discussed in the risk factors below, as well as rules regarding compensation for persons engaged in certain aspects of admissions and financial aid, state authorization, clock and credit hours, prohibitions on "substantial misrepresentations," gainful employment, certification procedures, financial responsibility, administrative capability, ability to benefit, closed school loan discharges, the 90/10 Rule, changes in ownership, Title IX, cash management, return of Title IV funds, distance education, accreditation and other topics. These and other regulations have had significant impacts on our business, requiring a large number of reporting and operational changes and resulting in changes to and elimination of certain educational programs.

On July 24, 2025, ED announced it intends to establish two negotiated rulemaking committees: one that will consider changes to the federal student loan programs and one that will consider institutional and programmatic accountability, including changes to the Pell Grant. The rulemaking is intended to implement recent changes to the Title IV, HEA programs included in the OBBBA. See "Education Regulations – Congressional Action." We expect the new requirements will impact our institutions and operations, but we cannot predict the ultimate scope, content, and impact of the new OBBBA requirements under future ED regulations and guidance. We are currently assessing, and will continue to assess, the potential impact of the requirements on us and our institutions and to monitor the negotiated rulemaking process.

On April 4, 2025, ED announced its intention to conduct negotiated rulemaking to prepare proposed regulations on topics pertaining to Title IV regulations, potentially including Public Service Loan Forgiveness, loan repayment programs, and "streamlining" current federal student financial assistance regulations. ED held public hearings to discuss the rulemaking agenda on April 29, 2025 and May 1, 2025 and requested comments on rulemaking topics be submitted by May 5, 2025. The Public Service Loan Forgiveness Committee met from June 30, 2025 to July 2, 2025. We cannot predict the ultimate timing, content, and impact of any regulations and guidance ED might propose and ultimately adopt. In addition, the President directed federal agencies on April 9, 2025 to identify existing regulations that are unlawful or otherwise objectionable and to take steps to repeal or modify these regulations. We cannot predict what rules ED might attempt to repeal or modify, the timing and outcome of these efforts, or the impact of any regulatory repeals of modifications on our business and schools.

ED's proposed regulatory agenda published in early September 2025 indicates an intent to address several topics (including through rulemaking), including accreditation, changes in ownership, cash management, administrative capability, and financial responsibility requirements, civil rights investigations, and privacy of education records. Whether via sub-regulatory guidance or a rulemaking process, we cannot predict how ED's actions on these topics will impact schools like ours. Future regulatory actions by ED or other agencies that regulate our institutions are likely to occur and to have significant impacts on our business, require us to change our business practices and incur costs of compliance and of developing and implementing changes in operations, as has been the case with past regulatory changes.

We cannot predict with certainty the ultimate combined impact of the regulatory changes which have occurred in recent years, nor can we predict the effect of future legislative or regulatory action by federal, state or other agencies regulating our education programs or other aspects of our operations, how any resulting regulations will be interpreted or whether we and our institutions will be able to comply with these requirements in the future. Any such actions by legislative or regulatory bodies that affect our programs and operations could have a material adverse effect on our student population and our institutions, including the need to cease offering a number of programs.

Substantial Misrepresentation. ED's regulations prohibit an institution that participates in the Title IV Programs from engaging in misrepresentations regarding the nature of its educational programs, financial charges, graduate employability or its relationship with ED. A "misrepresentation" includes any false, erroneous, or misleading statement (whether made in writing, visually, orally, or through other means) that is made by an eligible institution, by one of its representatives, or by a third party that provides to the institution educational programs, marketing, advertising, recruiting or admissions services and that is made to a student, prospective student, any member of the public, an accrediting or state agency, or to ED. If ED determines that one of our institutions has engaged in "substantial misrepresentation," ED may impose sanctions or other conditions upon the institution including, but not limited to, initiating an action to fine the institution or limit, suspend, or terminate its eligibility to participate in the Title IV Programs and may seek to discharge students' loans and impose liabilities upon the institution. ED defines a "substantial misrepresentation" to include any misrepresentation on which the person to whom it was made could reasonably be expected to rely, or has reasonably relied, to that person's detriment. The definition of "substantial misrepresentation" is broad and, therefore, it is possible that a statement made by the institution or one of its service providers or representatives could be construed by ED to constitute a substantial misrepresentation. Other federal agencies, state agencies, and accrediting agencies have similar rules that prohibit certain types of misrepresentations or unfair marketing and advertising practices by us or others on our behalf on a variety of subjects including, without limitation, the accuracy and substantiation of rates of graduation, job placement and passage of occupational licensure examinations. Noncompliance with these requirements could result in sanctions, liabilities, or third-party litigation that could have an adverse effect on our business and results of operations. ED published a final rule on November 1, 2022 which expanded the scope of prohibited misrepresentations, and which also prohibits certain types of conduct with respect to the recruitment of students. The adoption and implementation of new regulations could lead to findings of noncompliance and result in liabilities and other sanctions that could have an adverse effect on our business and results of operations.

In addition, the FTC has indicated an increased focus on direct or implied misrepresentations. For example, on October 6, 2021, the FTC issued letters including a "Notice of Penalty Offenses Concerning Deceptive or Unfair Conduct in the Education Marketplace" to 70 institutions. These letters were meant to place the recipients on actual notice of conduct the FTC previously found to violate the Federal Trade Commission Act. This conduct included several categories of direct or implied misrepresentations made by proprietary schools. These letters may reflect an increased interest by the FTC in monitoring the for-profit proprietary school sector. If our institutions fail to comply with an FTC statute or rule or are found to have committed misconduct of which they had actual notice the FTC had previously determined to be unfair or deceptive, our institutions could face civil penalties, injunctions, or other remedies available to the FTC.

School Acquisitions. When a company acquires an institution that is eligible to participate in the Title IV Programs, the acquisition generally will result in the institution undergoing a change of ownership resulting in a change of control as defined by ED and under the rules of other agencies and accreditors. Upon such a change, an institution's eligibility to participate in the Title IV Programs is generally suspended until it has applied for recertification by ED as an eligible school under its new ownership, which requires that the school also re-establish its state authorization and accreditation. ED may temporarily and provisionally certify an institution seeking approval of a change of control under certain circumstances while ED reviews the institution's application. The temporary provisional certification typically remains in effect on a month-to-month basis during ED's review of the application as long as the school timely submits certain documentation during the course of ED's review. ED's proposed regulatory agenda published in early September of 2025 includes an intent to address certain issues including change of ownership requirements. We cannot predict how ED will address these requirements or the impact the changes to change of ownership requirements may have on our schools.

The time required for ED to act on such an application may vary substantially. ED recertification of an institution following a change of control will be on a provisional basis if ED approves the institution's application and could contain restrictions or conditions depending on the outcome of its review of the institution including its administrative capability and financial stability. Under ED regulations that took effect July 1, 2023, the institutions must submit certain information and documentation at least 90 days in advance of the change in ownership including, for example, notice to current and prospective students of the planned change in ownership. The approval processes for state and accrediting agencies vary in scope and timing with some agencies requiring approval prior to the acquisition and others not conducting their review until after the acquisition has taken place. Thus, any plans to expand our business through acquisition of additional schools and have them certified by ED to participate in the Title IV Programs will be subject to the timing and outcome of the application, review and approval processes and requirements of ED and the relevant state education agencies and accreditors and could be impacted by any conditions or restrictions imposed by ED or other agencies on the institution under our ownership.

On December 31, 2019, we entered into a Membership Interest Purchase Agreement with the sole member of Integrity. We purchased from the sole member of Integrity on that date 24.5% of her interest and obtained an exclusive option to acquire her remaining membership interest upon payment of $100, which was exercised on September 15, 2020. For purposes of our financial statements, our acquisition of Integrity is deemed to have been effective as of December 31, 2019. We believe that a change in ownership and control of Integrity did not occur until September 15, 2020 under the change in ownership and control standards of ED and the other educational agencies that regulate Integrity, but these standards are subject to interpretation by the respective agencies. The review by ED of the change in ownership and control of Integrity in connection with our acquisition of Integrity remains ongoing. Integrity currently holds a temporary provisional program participation agreement with ED in connection with our acquisition of the institution, which has continued its Title IV Program participation on a month-to-month basis pending ED's approval of the change in ownership and control. If ED concludes that a change in ownership or control of Integrity occurred prior to September 15, 2020, we could be subject to liabilities or other sanctions by ED, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Legacy Education Antioch, LLC, a wholly-owned subsidiary of Legacy LLC (as defined herein) (the "Buyer") entered into the APA with Legacy Education Inc., Legacy Education, LLC, a wholly-owned subsidiary of the Company ("Legacy LLC" and together with the Company and the Buyer, the "Buyer Parties"), CCMCC, Contra Costa Medical Career College Online, Inc. ("CCMCC Online" and together with CCMCC, "Sellers") and, solely with respect to certain portions of the APA, Stacey Orozco and Bulmaro Orozco, the sole owners CCMCC and CCMCC Online (the "CCMCC Transaction"). The CCMCC Transaction was consummated on December 18, 2024.

When a company acquires an institution that is eligible to participate in the Title IV Programs, like CCMCC, the acquisition generally will result in the institution undergoing a change of ownership resulting in a change of control as defined by ED and under the rules of other educational agencies and accreditors. Upon such a change, an institution's eligibility to participate in the Title IV Programs is generally suspended until it has applied for recertification by ED as an eligible school under its new ownership, which requires that the school also re-establish its state authorization and accreditation. ED may temporarily and provisionally certify an institution seeking approval of a change of control under certain circumstances while ED reviews the institution's application. The temporary provisional certification typically remains in effect on a month-to-month basis during ED's review of the application as long as the school timely submits certain documentation during the course of ED's review. Legacy timely submitted a materially complete change in ownership application to ED and CCMCC is now a party to a temporary provisional program participation agreement ("TPPPA") that allows CCMCC to continue participating in the Title IV Programs. CCMCC also timely filed the required documentation for the TPPPA to remain in effect during ED's review of the change of ownership. On March 11, 2025, CCMCC provided additional financial information requested by ED.

CCMCC's TPPPA contains conditions on its participation in the Title IV Programs that are typically imposed by ED when a change of ownership occurs. These conditions include restrictions on growth (e.g., the addition of new programs and locations, increase in credential level, change in program length), bi-weekly and monthly financial reporting, and a reporting requirement related to certain types of student complaints. If CCMCC does not timely comply with these reporting requirements, or its reports contain information of concern to ED, ED may request further information from CCMCC or the Company or take action against CCMCC or the Company.

We cannot predict the timing or outcome of ED's review of the change of ownership of CCMCC. The time required for ED to act on such an application for approval of a change of ownership resulting in a change of control may vary substantially. ED recertification of an institution following a change of control will be on a provisional basis if ED approves the institution's application and could contain restrictions or conditions depending on the outcome of its review of the institution under the new ownership including its administrative capability and financial stability.

The approval processes for state and accrediting agencies vary in scope and timing with some agencies requiring approval prior to the acquisition and others not conducting their review until after the acquisition has taken place. With regard to the agencies that accredit CCMCC and CCMCC Online, authorize them to operate in the state of California, or approve their programs:

- **California Bureau for Private Postsecondary Education ("BPPE")**: Institutions that are licensed by BPPE by means of accreditation, like CCMC, are required to notify BPPE of the change within 30 days of the change and demonstrate that the substantive change was made in accordance with the institution's accreditation standards. CCMCC submitted an Application for a Change of Business Organization/Control/Ownership to BPPE on January 16, 2025 which included ACCET's approval of the change of ownership. By letter dated January 31, 2025, BPPE approved CCMCC to operate under its new ownership.

- **Accrediting Council for Continuing Education and Training ("ACCET")**: ACCET accreditation standards require that institutions undergoing a change in ownership or control submit notice at least ten days prior to a prospective agreement for the change. ACCET also requires submission of an application for approval of the change in ownership or control within ten days following the change. CCMCC submitted the application on December 27, 2024. By letter dated January 15, 2025, ACCET provisionally reinstated CCMCC's accreditation following the change in ownership, and by letter dated September 4, 2025, ACCET granted final approval of the change of ownership.

- **California State Approving Agency for Veterans Education ("CSAAVE")**: CSAAVE requires approved institutions to make a post-change submission to CSAAVE for approval of the change when there has been a material change to the institution's current approval. CCMCC provided notice to CSAAVE of the change on November 12, 2024, and submitted the change of ownership forms. On April 28, 2025, CCMCC provided additional information to CSAAVE regarding its reapproval and on May 1, 2025, CSAAVE approved the application.

- **Accreditation Bureau of Health Education Schools ("ABHES")**: ABHES requires institutions that hold ABHES programmatic accreditation to notify it of any change in organizational oversight or legal structure, and to submit a completed application for change in legal status, ownership, or control within five days after the change. CCMCC submitted the application on December 23, 2024. By letter dated January 29, 2025, ABHES approved the change in ownership.

- **California Board of Vocational Nursing and Psychiatric Technicians ("BVNPT")**: BVNPT instructed CCMCC to submit formal notification of the change of ownership after receiving BVNPT's approval to admit a new class of students. CCMCC received such approval on February 4, 2025 and submitted the required form for the change of ownership on February 12, 2025, and is awaiting approval.

- **California Department of Public Health, Laboratory Field Services ("CDPH")**: CDPH requires certain training programs undergoing a change of ownership to notify CDPH within 30 days after the change has occurred and submit a new application package. CCMCC notified CDPH of the change and submitted the application on February 6, 2025, and is awaiting approval.

If agencies require us to obtain other approvals in connection with the CCMCC Transaction, we will be required to undergo an application process for approvals from the applicable agencies and could be subject to conditions or restrictions (or loss of approval) depending on the outcome of the approval process. If any applicable agencies determine that we did not follow required procedures in providing notification and seeking approval of the CCMCC Transaction, or if any agencies do not approve the CCMCC Transaction, we could be subject to sanctions by the applicable agencies including loss of CCMCC's approvals from these agencies.

Change of Control. In addition to school acquisitions, other types of transactions can also cause a change of control. ED, most of our state education agencies, our accreditors, and other regulators have standards pertaining to the change of control of schools, but these standards are not uniform. ED regulations describe some transactions that constitute a change of control, including the transfer of a controlling interest in the voting stock of an institution or the institution's parent corporation including our Company. A significant purchase or disposition of our common stock could be determined by ED to be a change of control under this standard. On October 28, 2022, ED published a final rule revising its change in ownership regulations, which became effective July 1, 2023. The new requirements, such as requiring notice to ED and current and prospective students at least 90 days prior to a change in ownership, could make it more difficult to execute a change in ownership or an acquisition, which could make it less desirable to acquire an ownership interest in our Company, or which could result in conditions or restrictions as a result of a transaction involving us or an acquired institution. In addition, ED's revisions to its financial responsibility standards published on October 31, 2023 and effective July 1, 2024 impose additional financial tests, and potentially additional letter of credit requirements, related to changes in ownership.

Most of our state education agencies, our accreditors, and other regulators include the sale of a controlling interest of common stock in the definition of a change of control although some agencies could determine that the sale or disposition of a smaller interest would result in a change of control. A change of control under the definition of one of these agencies would require the affected school to reaffirm its state authorization, accreditation, or other approval. Some agencies would require approval prior to a sale or disposition that would result in a change of control in order to maintain authorization or accreditation. The requirements to obtain such reaffirmation from the states and our accreditors vary widely.

ED requires institutions to periodically report changes in ownership even when a change does not result in a change in control or require ED approval. While ED's regulations require reporting of owners holding at least a five percent ownership interest (as well as changes representing at least 5% but under 25% on a quarterly basis or sooner if the institution plans to undergo a change in ownership), the recently implemented overhaul of ED's electronic application system through which institutions report ownership requests a disclosure of all owners regardless of their ownership percentage. The new electronic application also requests granular detail about reported owners. We may not have access to contemporaneous ownership information given the day-to-day fluctuations of trading on the public market. Access to information regarding Non-Objecting Beneficial Owners is expensive and this information is typically not current by the time obtained. Moreover, we cannot predict whether investors will timely report investments such that we could access accurate beneficial ownership information and even if investors do comply with reporting requirements, certain passive investors would not typically be reported until 45 days following our fiscal year end. We are as yet uncertain regarding our ability to timely obtain ownership information and timely report this information to ED. Failure to timely report ownership changes could result in adverse action by ED, or conditions or restrictions imposed by ED on one or more of our institutions.

Our institutions may encounter difficulty timely identifying and reporting to ED on the electronic application for each of our institutions' several hundred owners. Integrity may also encounter additional difficulty reporting ownership given ED has not yet approved the prior change in control of Integrity and, as a result, we could encounter difficulty obtaining access to the electronic application. ED has informed us that it only will require us to report owners with a five percent or greater ownership interest in the Company although this guidance could change in the future and we could encounter difficulty identifying and timely reporting owners under current or future ED guidance. Our institutions will also be required to timely report any additional changes to ownership percentages and given the frequency such changes can occur for a publicly traded company, we may have difficulty timely complying with ED's reporting requirements. These difficulties could result in adverse action by ED, or conditions or restrictions imposed by ED on one or more of our institutions.

If we decide to issue preferred stock or additional common stock in the future, this issuance could result in a change in ownership or control requiring regulatory approval. ED considers both control rights and beneficial ownership interest among other factors when evaluating whether a change in ownership resulting in a change in control has occurred. Similarly, changes to our board of directors or the right to appoint directors could result in a change in ownership or control requiring regulatory approval.

We have verified that most of our education regulators and accreditors do not treat the initial public offering as a change in ownership or control requiring agency approval. If agencies require us to obtain approvals in connection with the initial public offering, we will be required to undergo an application process for approvals from the applicable agencies and could be subject to conditions or restrictions depending on the outcome of the approval process. If an agency notified us that we moved forward with the initial public offering without making or obtaining required pre-closing notices and approvals prior to the initial public offering, we could be subject to sanctions by the applicable agencies including loss of our approvals from these agencies. On July 30, 2024, ED provided written confirmation the initial public offering as described would not constitute a change of control under its regulations. However, subsequent offerings, transactions or other events could be deemed to be a change of control in the future.

With regard to the agencies that institutionally accredit our institutions or authorize them to operate in the state of California:

- **BPPE**: BPPE regulations require that institutions that are authorized based on their accredited status and which undergo a change in ownership timely submit notice of such change with accompanying documentation to demonstrate that the change was made in accordance with the applicable accreditation standards. On August 8, 2024, BPPE responded to our request for guidance regarding a potential change of ownership process and stated that it would look to the determinations of ABHES and ACCET with respect to the initial public offering. As described below, ABHES and ACCET have provided written confirmation that the initial public offering as described would not constitute a change in legal status, ownership or control under the respective standards. Based on those responses from ABHES and ACCET, we sought confirmation that our institutions need not undergo an approval process with BPPE prior to the offering, and BPPE confirmed on September 11, 2024 that the initial public offering would not be viewed as a change in control and would not require approval from BPPE.
- **ABHES**: ABHES accreditation standards require that institutions undergoing a change in legal status, ownership or control submit an application for approval of the change at least 90 days in advance, and that ABHES must approve the change before it takes place. ABHES accreditation standards also require institutions undergoing a change in legal status, ownership or control to submit an additional application within five days after the change, which would also be subject to ABHES approval. We requested guidance from ABHES regarding whether the initial public offering as described will constitute a change in in legal status, ownership or control for the purposes of its accreditation standards. On August 12, 2024, ABHES provided written confirmation that the initial public offering as described would not constitute a change in legal status, ownership or control under its standards.
- **ACCET**: ACCET accreditation standards require that institutions undergoing a change in ownership or control submit a notice at least ten days prior to such a change, and further submit an application for approval of such a change within ten days following the change. We requested guidance from ACCET regarding whether the initial public offering as described will constitute a change in ownership or control under its accreditation standards and confirmation no approval would be required from ACCET. On September 6, 2024, ACCET provided written confirmation that the initial public offering as described would not constitute a change in ownership or control under its standards.

The California Board of Registered Nursing requires pre-closing approval of a change of ownership before it occurs and requires post-closing approval of a change in organizational structure. We requested confirmation from the California Board of Registered Nursing that the initial public offering as described will not be treated as a change in ownership that requires approval before the offering occurs, but have not received a determination from the agency. If the California Board of Registered Nursing determines we were required to obtain the agency's approval prior to the initial public offering under its statutes, rules or standards, then, as noted above, we could be subject to sanctions by this agency including potential loss of our approval.

We are in the process of initiating communications with our education regulators and accreditors on this subject and have not received responses as to whether they will treat the initial public offering as a change in ownership or control requiring agency approval. If we are required to go through a change of ownership and/or control review process with these agencies, one or more of these agencies could impose additional conditions or restrictions or delay or decline to issue an approval. If an agency does not require us to go through a change of ownership and/or control review process, we may be required to submit notices or other information to the agency which could result in further scrutiny or inquiries by the agency.

A change of control could occur as a result of future transactions in which the Company or our institutions are involved. Some corporate reorganizations and some changes in the board of directors of the Company are examples of such transactions. Once we become a publicly traded corporation, ED regulations provide that a change of control also could occur in one of at least two ways: (a) if a person acquires ownership and control of the corporation so that the corporation is required to file a Current Report on Form 8-K with the Securities and Exchange Commission disclosing the change of control or (b) if the corporation has a shareholder that owns at least 25% of the total outstanding voting stock of the corporation and is the largest shareholder of the corporation, and that shareholder ceases to own at least 25% of such stock or ceases to be the largest shareholder. These standards are subject to interpretation by ED.

Moreover, the potential adverse effects of a change of control could influence future decisions by us and our stockholders regarding the sale, purchase, transfer, issuance or redemption of our stock. In addition, the adverse regulatory effect of a change of control also could discourage bids for shares of our common stock and could have an adverse effect on the market price of our shares.

Opening Additional Campuses and Adding Educational Programs. For-profit educational institutions must be authorized by their state education agencies and be fully operational for two years before applying to ED to participate in the Title IV Programs. However, an institution that is certified to participate in the Title IV Programs may establish an additional location and apply to participate in the Title IV Programs at that location without reference to the two-year requirement, if such additional location satisfies all other applicable ED eligibility requirements. Our expansion plans are based, in part, on our ability to open new schools as additional locations of our existing institutions and are dependent upon ED's timely review and approval of new campuses. Effective July 1, 2024, ED has discretion to condition the participation of provisionally certified schools by restricting or limiting the addition of new programs or locations. If ED chose to impose such a condition on one or more of our institutions, that could negatively impact our expansion plans.

A student may use Title IV Program funds only to pay the costs associated with enrollment in an eligible educational program offered by an institution participating in Title IV Programs. Generally, unless otherwise required by ED or regulation, an institution that is eligible to participate in Title IV Programs may add a new educational program without ED approval. Institutions that are provisionally certified may be required to obtain approval of certain educational programs. Our Integrity and CCMCC institutions are provisionally certified and required to obtain prior ED approval of new locations and educational programs. If an institution erroneously determines that an educational program is eligible for purposes of the Title IV Programs, the institution would likely be liable for repayment of Title IV Program funds provided to students in that educational program. Our expansion plans are based, in part, on our ability to add new educational programs at our existing schools and make periodic updates to our programs.

In addition to ED, some of the state education agencies and our accreditors also have requirements that may affect our schools' ability to open a new campus, establish an additional location of an existing institution or add or change educational programs. Approval by these agencies may be conditioned, delayed or denied and could be negatively impacted due to regulatory inquiries or reviews and any adverse publicity relating to such matters or the industry generally.

Administrative Capability. ED assesses the administrative capability of each institution that participates in the Title IV Programs under a series of separate standards. Failure to satisfy any of the standards may lead ED to find the institution ineligible to participate in the Title IV Programs or to place the institution on provisional certification as a condition of its participation and potentially impose fines or other sanctions. On October 31, 2023, ED published new regulations revising and expanding its administrative capability standards. Those revisions, effective July 1, 2024, modified the criteria for administrative capability such that they now include, among other things, that the institution:

● comply with all applicable federal student financial aid requirements;

- have capable and sufficient personnel to administer the Title IV Programs;

- administer the Title IV Programs with adequate checks and balances in its system of internal controls over financial reporting;

- divide the function of authorizing and disbursing or delivering Title IV Program funds so that no office has the responsibility for both functions;

- establish and maintain records required under the Title IV Program regulations;

- develop and apply an adequate system to identify and resolve discrepancies in information from sources regarding a student's application for financial aid under the Title IV Programs;

- have acceptable methods of defining and measuring the satisfactory academic progress of its students;

- refer to the Office of the Inspector General any credible information indicating that any applicant, student, employee, third party servicer or other agent of the school has been engaged in any fraud or other illegal conduct involving the Title IV Programs;

- not be, and not have any principal or affiliate who is, debarred or suspended from federal contracting or engaging in activity that is cause for debarment or suspension;

- provide adequate financial aid counseling to its students;

- submit in a timely manner all reports and financial statements required by the Title IV Program regulations;

- provide adequate career services and geographically accessible clinical or externship opportunities to its students;

- disburse funds to students in a timely manner that best meets their needs;

- does not have programs that "fail" gainful employment rates and measures and that represent 50 percent or more of its total receipts under the Title IV Programs in the most recent award year;

- does not engage in substantial misrepresentations or aggressive and deceptive recruitment tactics; and

- not otherwise appear to lack administrative capability.

Failure by us to satisfy any of these or other administrative capability criteria could cause our institutions to be subject to sanctions or other actions by ED or to lose eligibility to participate in the Title IV Programs, which would have a significant impact on our business and results of operations.

ED published a notice in early September 2025 regarding its agenda for regulatory initiatives which, among other things, indicated an intent to address certain issues including administrative capability requirements. We cannot predict whether ED intends to address these requirements through negotiated rulemaking, published guidance, or other actions, nor can we predict the impact on our institutions of any changes that might occur to the administrative capability requirements. We are continuing to monitor developments on this topic.

Restrictions on Payment of Commissions, Bonuses and Other Incentive Payments. An institution participating in the Title IV Programs may not provide any commission, bonus or other incentive payment based directly or indirectly on success in securing enrollments or financial aid to any person or entity engaged in any student recruiting or admission activities or in making decisions regarding the awarding of Title IV Program funds. This statutory prohibition under the HEA, and as implemented by ED, applies to all institutional employees and service providers who are engaged in or responsible for any student recruitment or admission activity or making decisions regarding the award of financial aid. We cannot predict how ED will interpret and enforce the incentive compensation prohibition. The prohibition on incentive compensation has had and will continue to have a significant impact on the productivity of our employees, on the retention of our employees and on our business and results of operations. Failure to comply with the incentive compensation prohibition could result in loss of an institution's certification to participate in the Title IV Programs, limitations on Title IV Program participation or financial penalties. On July 17, 2024, ED announced it will issue guidance related to the incentive compensation rule no sooner than later that year, but it has not yet issued such guidance.

Compliance Reviews Regarding Compliance with Regulatory Standards and Effect of Regulatory Violations. Because we operate in a highly regulated industry, we are subject to compliance reviews and audits as well as claims of noncompliance and lawsuits by government agencies, regulatory agencies and third parties. Our institutions are subject to audits, program reviews, site visits, and other reviews by various federal and state regulatory agencies, including, but not limited to, ED, ED's Office of Inspector General, state education agencies and other state regulators, the U.S. Department of Veterans Affairs and other federal agencies, and by our accrediting agencies. In addition, each of our institutions must retain an independent certified public accountant to conduct an annual audit of the institution's administration of Title IV Program funds. Each of our institutions must submit the resulting audit report to ED for review.

If one of our institutions fails to comply with accrediting or state licensing requirements, such school and its main and/or branch campuses and educational programs could be subject to the loss of state licensure or accreditation, which in turn could result in a loss of eligibility to participate in the Title IV Programs. If ED or another agency determined that one of our institutions improperly disbursed Title IV Program funds or other financial assistance funds or violated a provision of the HEA or ED regulations, the institution could be required to repay such funds and related costs to ED or other agencies, and could be assessed an administrative fine or subject to other sanctions including loss of eligibility to participate in the impacted financial assistance program. ED could also place the institution on provisional certification status and/or transfer the institution to the reimbursement or cash monitoring system of receiving Title IV Program funds, under which an institution must disburse its own funds to students and document the students' eligibility for Title IV Program funds before receiving such funds from ED. It could also impose letters of credit, restrict participation, or take actions such as suspensions or emergency action.

Significant violations of Title IV Program requirements by us or any of our institutions could be the basis for ED to limit, suspend, terminate, revoke, or decline to renew the participation of the affected institution in the Title IV Programs or to seek civil or criminal penalties. We and our institutions are also subject to claims and lawsuits relating to regulatory compliance brought not only by federal and state regulatory agencies and our accrediting bodies, but also by third parties, such as present or former students or employees and other members of the public.

If the result of any pending or future review, audit, proceeding, lawsuit or investigation is unfavorable to us, we may be required to pay money damages or be subject to fines, limitations, conditions, loss of Title IV Program funding, loss of accreditation or state authorization, injunctions or other penalties which could impact our results of operations. Even if we adequately address issues raised by an agency review or successfully defend a lawsuit or claim, we may have to divert significant financial and management resources from our ongoing business operations to address issues raised by those actions. Claims and lawsuits brought against us may damage our reputation or adversely affect our stock price, even if such actions are eventually determined to be without merit. See "Risk Factor - *Government and regulatory agencies and third parties may conduct compliance reviews and audits or bring actions against us that could result in monetary liabilities, injunctions, loss of eligibility for Title IV Programs or other adverse outcomes*."

Financial Aid Fraud Detection. Institutions must detect and prevent financial aid fraud attempts. For example, ED requires institutions to maintain systems to identify conflicting information that affects a student's eligibility for financial aid and resolve it before disbursing aid. ED also requires institutions to report suspicions of fraud to ED's Office of the Inspector General. If our efforts to detect and prevent financial aid fraud are unsuccessful or found to be deficient, it could lead to a finding of noncompliance with Title IV requirements, accreditation standards, or other agencies, and could result in liabilities, loss of accreditation or Title IV eligibility, as well as third-party claims.

Other Financial Assistance Programs. Some of our students receive financial aid from federal sources other than the Title IV Programs, such as programs administered by the U.S. Department of Veterans Affairs and under the Workforce Innovation and Opportunity Act ("WIOA"). In addition, some of our students receive state financial aid in the form of grants, loans or scholarships. The eligibility and compliance requirements for these federal and state financial aid programs are extensive and vary among the funding agencies and by program. Our failure to comply with legal requirements applicable to federal and state financial assistance programs could result in repayment liabilities, sanctions, or loss of eligibility to participate in those programs which could impact our results of operations and also impact our compliance with ED's 90/10 Rule which requires our institutions to generate revenues from sources other than the Title IV Programs and other federal financial assistance.

States that provide financial aid to our students face budgetary constraints, which in certain instances has reduced the level of state financial aid available to our students. Due to state budgetary shortfalls and constraints in certain states in which we operate, the overall level of state financial aid for our students could decrease in the near term, but we cannot predict how significant any such reductions will be or how long they will last. Federal budgetary shortfalls and constraints, or decisions by federal lawmakers to limit or prohibit access by our institutions or their students to federal financial aid, could result in a decrease in the level of federal financial aid for our students. Moreover, our failure to comply with legal requirements applicable to federal and state financial assistance programs could result in repayment liabilities, sanctions, or loss of eligibility to participate in those programs which could impact our results of operations.

Under the WIOA, institutions currently must report data regarding credential attainment rates, job placement rates, and other information and may be required to meet negotiated performance goals set by the state agency administering WIOA funds. Members of Congress have made proposals to reauthorize WIOA but no reauthorization bills have been passed. If passed, proposals to reauthorize WIOA that increase requirements or impose penalties could impact our schools.

If our participating institutions and their programs were to not meet other WIOA requirements, they would risk losing eligibility to participate in the program. Further, reauthorization of the WIOA could result in changes to the process for determining funding for its programs, which could affect our institutions' revenues.

In addition to the Title IV Programs and other government-administered programs, all of our schools participate in alternative loan programs for their students. Alternative loans fill the gap between what the student receives from all financial aid sources and what the student may need to cover the full cost of his or her education. We also extend credit for tuition and fees to many of our students that attend our campuses. We are required to comply with applicable federal and state laws related to certain consumer and educational loans and credit extensions and education financing and are subject to review by federal and state agencies responsible for overseeing compliance with these requirements. Our failure to comply with these requirements could result in repayment liabilities, sanctions, investigations or litigation which could impact our results of operations.

On January 20, 2022, the CFPB announced its intent to examine the operations of postsecondary schools that extend private loans directly to students. Accompanying this announcement was an update to the CFPB's Examination Procedures to now require CFPB examiners to review several aspects of educational loans including enrollment restrictions, withholding transcripts, improper accelerated payments, failure to issue refunds, and improper lending relationships. In September 2023, the CFPB published a report indicating concerns with tuition payment plans, including coercive debt collection practices, high fees, and confusing consumer disclosures. In May 2025, the CFPB indicated it would deprioritize regulation of student loans. Failure to comply with applicable laws and requirements could result in repayment liabilities, sanctions, investigations or litigation which could impact our operations. If the CFPB prioritizes education of student loans in the future, the likelihood of these results would increase.

Programs and Curricula

High Desert Medical College

HDMC's academic offerings are designed to prepare its graduates for challenging and rewarding careers in high- growth fields. We believe that HDMC's hands-on approach and flexible scheduling options provide students with a practical learning experience that fits into their busy lives.

HDMC's approach allows students to learn through a mix of lecture, laboratory and externship experiences, in addition to assigned homework. This allows students to practice what they learn and accommodates different learning styles.

HDMC offers start dates throughout the year for its various programs, across the three campuses. The programs currently offered as of June 30, 2025 are as follows:

Current Programs Offered

Area of Study	Program	Program Length	Estimated Total Fees, Charges and Expenses	
Ultrasound Technician	Associate of Applied Science	108-123 weeks	$	59,120
Vocational Nursing AAS	Associate of Applied Science	48 weeks	$	19,735
Associate Degree Nursing	Association Degree	96 weeks	$	89,995
Cardiac Sonography	Associate of Applied Science	115-130 weeks	$	59,120
Ultrasound Technician	Diploma	84-99 weeks	$	51,699
Clinical Medical Assisting	Certificate	34-42 weeks	$	19,340
Dental Assisting	Certificate	34-42 weeks	$	19,340
Medical Administrative Assisting	Certificate	15 weeks	$	7,784
Medical Billing and Coding	Certificate	35-51 weeks	$	19,340
Pharmacy Technician	Certificate	34-42 weeks	$	19,534
Veterinary Assistant	Certificate	35-42 weeks	$	19,340
Vocational Nursing	Diploma	56-68 weeks	$	35,311
Phlebotomy Technician	Course (Avocational)	5 weeks	$	1,915
Magnetic Resonance Imaging	Associate of Applied Science	115 weeks	$	59,120
Nursing Assistant	Certificate	9 weeks	$	3,255
Pit and Fissure Sealant	Course (Avocational)	2 weeks	$	525
California Dental Practice Act	Course (Avocational)	2 hours	$	99
Infection Control	Course (Avocational)	8 hours	$	249
Radiation Safety	Course (Avocational)	32 hours	$	449
Teaching Adult Learner - Strategies and Techniques for Nurses and Allied Health Program Educators	Course (Avocational)	30 hours	$	115
Coronal Polishing	Course (Avocational)	6 weeks	$	3,255
Dispensary Agent Certification	Course (Avocational)	10 hours	$	242
Vocational Nursing Pre-Requisite	Course (Avocational)	4 weeks	$	850
LVN IV Therapy Certificate	Course (Avocational)	4 days	$	275
Emergency Medical Technician Certification	Certificate	12 weeks	$	2,495

Degree Program

Ultrasound Technician Associate of Applied Science Degree Program

The UT program is designed to prepare graduates for employment as an ultrasound technologist in the general abdomen, OB/GYN, small body parts and vascular. The graduate can work in imaging centers, physician's offices, clinics, mobile units or hospitals that do not require a certification to be employed. The general education courses for the UT Associate of Applied Science Degree program are offered online only using interactive distance learning. The core ultrasound principles and subjects are taught on campus. Certificate program graduates can complete an UT Associate of Applied Science Degree remotely.

Cardiac Sonography Associate of Applied Science Degree Program

The Cardiac Sonography program is designed to prepare graduates for employment as a cardiac sonographer. The graduate can work in imaging centers, physician's offices, clinics, mobile units or hospitals that do not require a certification to be employed. The cardiac sonographer plays a key role in today's modern diagnosis and treatment team of cardiac disorders. The cardiac sonographer produces two-dimensional ultrasonic recordings of the heart and related blood vessels using ultrasound equipment for use by physicians in diagnosing certain cardiac diseases and malfunctions of the heart.

Vocational Nursing Associate of Applied Science Degree Program

The VN AAS degree program builds on the Vocational Nursing Diploma by adding the same online general education and science courses required for graduates of the pre-licensure Associate Degree Registered Nursing program. The goal of this post-licensure program is to educate and develop VNs such that they become more well-rounded professionals through undergraduate general education. It is anticipated that graduates will have enhanced critical thinking skills, science knowledge, and verbal/written communication skills which will expand employment opportunities.

Associate Degree of Nursing

The High Desert Medical College Associate Degree of Nursing Program (ADN) provides students with a high-quality education in a dynamic, supportive and engaging environment. The nursing curriculum at High Desert Medical College prepares the student to become a Registered Nurse with an associate degree. The program promotes a culture of educational excellence among a diverse student population in collaboration with healthcare partners that leads to an associate degree in nursing licensure. An entry-level professional with the ability to utilize the latest healthcare technology while utilizing current evidence-based practice and clinical reasoning. The acquisition of the knowledge, skills and attitudes to provide safe patient-centered care that meets the changing health care needs of diverse individuals, families, communities and desire for life-long learning. The program strives to foster a commitment to individual excellence, integrity, lifelong learning and professional development within each graduate.

Diploma Program

Ultrasound Technician Diploma Program

The UT program is designed to prepare graduates for employment as an ultrasound technologist in the general abdomen, OB/GYN, small body parts and vascular. The graduate can work in imaging centers, physician's offices, clinics, mobile units or hospitals that do not require a certification to be employed.

Vocational Nursing Program Diploma Program

The VN program is designed to provide the student with the basic knowledge, skills and abilities to perform the duties of a VN in a health care environment. The program is approved by the BVNPT as an accredited training program, the completion of which meets the minimum requirements set forth as necessary for application to take the VN license examination.

Certificate Programs

Clinical Medical Assisting Certificate Program

The clinical medical assisting program is designed to give graduates the knowledge and skills necessary to work as an entry-level medical assistant in a healthcare setting.

Dental Assisting Certificate Program

The dental assisting program prepares the graduate for an entry-level position in a dental office. Graduates may find employment in dental clinics as dental assistants. With additional training and/or experience, graduates may be eligible for the radiation safety exam and receive radiation safety certificate or be eligible for the coronal polish exam. Graduates receive CPR and First Aid certification from American Red Cross and a diploma in dental assisting.

Medical Administrative Assisting Certificate Program

The medical administrative assisting program prepares the graduate to enter the health professions fields as an administrative medical assistant in various settings, including medical offices, hospitals, and medical clinics.

Medical Billing and Coding Certificate Program

The medical billing and coding program provides theory and clinical training geared to prepare the student for an entry level position in a hospital, medical or dental office, and medical insurance/billing companies. Graduates receive CPR and First Aid certification from American Red Cross and Diploma in medical billing and coding.

Nursing Assistant Certificate Program

The nursing assistant program is designed to prepare students to become practicing state certified nursing assistants in the State of California. The course work will include safety, anatomy and physiology, nutrition, asepsis, patient care, body mechanics and rehabilitation and restoration care. Students should expect two to three hours of homework per class.

Emergency Medical Technician Certification Program

The EMT program prepares entry-level healthcare professionals to manage emergencies. EMTs assess scenes, prioritize care, provide immediate treatment, and coordinate patient transport. Graduates qualify to take the National Registry Emergency Medical Technician (NREMT) computerized certification exam to obtain the National EMT Certification.

Pharmacy Technician Certificate Program

The pharmacy technician program is designed to provide students with the skills, knowledge and training for an entry-level position in retail, hospitals or clinics or home health pharmacy settings or other positions in a pharmacy-related product/company. Graduates are encouraged to seek certification from the State of California for a registration as a pharmacy technician and a national competency certification.

Avocational Courses

Phlebotomy Technician Course

The phlebotomy technician course (Avocational) is designed for employees who currently work or have worked in the medical field and are seeking additional skills/certifications to add to their portfolio. The profession of phlebotomy is taught through didactic, student laboratory, and clinical experiences. The student will be trained to perform a variety of blood collection methods using proper techniques and precautions.

Pit & Fissure Sealant Course

This specialized course is designed for dental professionals in California seeking expertise in the application of pit and fissure sealants. Participants will acquire in-depth knowledge and hands-on skills necessary for effective sealant placement, emphasizing California-specific regulations and ethical considerations. The course aims to empower participants to integrate pit and fissure sealants into their preventive dental care practices with confidence and compliance.

California Dental Practice Act Course

This course is presented pursuant to the Dental Board of California requirement that each licensee must take a minimum two-unit course in California Dental Law during each two-year license renewal period. This course has been developed in accordance with the California Code of Regulations Section 1600 to provide the most current information on California Dental Practice Act and is approved by the Dental Board of California for two units. This coursework does not interpret or make comment upon the law, but presents a condensed version of the State of California statutes which constitute the Dental Practice Act.

Infection Control Course

This course covers the definition and implementation of sterilization methods and guidelines. Including patient medical history, infection control, prevention of contamination, and the use of personal protective equipment. In addition, verification of infection, disinfection, care of treatment room, handling and disposal of hazardous waste, handling soiled instruments, hand pieces, burs, water and air syringes are presented. This course has been developed in accordance with the California Code of Regulations Section 1005 to provide the most current information on infection control practices and principles and is approved by the Dental Board of California.

Radiation Safety Course

In the state of California, a Dental Assistant must have their California Radiation Safety (x-ray) certificate to be permitted to take x-rays in a dental office. In addition, all applicants for Registered Dental Assistant licensure must submit evidence of having completed an approved radiation safety course. This course introduces the didactic and clinical application of x-ray safety, bisecting and parallel techniques, film exposure, processing and mounting of non-digital x-rays, digital x-ray (Dexis) training, and evaluation of both digital and non-digital dental x-rays. This course is approved by the Dental Board of California.

Teaching Adult Learner -Strategies and Techniques for Nurses and Allied Health Program Educators

This a 30 hour continuing education course and approved for 30 continuing education units by the Board of Registered Nursing. In this course, students learn how to use the newest educational methods to create a classroom that is suited for adult learners. This is a 10-module course with topics that include teaching theory and strategies, curriculum development and program administration.

Vocational Nursing Pre-Requisite

This course is a pre-requisite requirement for admissions into the vocational nursing program. Students must successfully pass this course with a 75% or higher. The course introduces the nursing student to critical thinking, basic arithmetic and medication dosage calculation and normal anatomy and physiology, the interrelationships between structure and functions of human cells, tissues, and systems, and the effects of disease on body systems and basic medical terminology as well as study techniques and strategies to ensure student success throughout the program.

LVN IV Therapy Certificate

The course is designed to prepare licensed vocational nurses to start and superimpose intravenous fluid via primary or secondary infusion lines and perform blood withdrawal. The course will cover psychological preparation of the patient based on the growth and developmental stage, legal aspect in IV therapy and blood withdrawal, infection control, indications for IV therapy, types of venipuncture devices, delivery systems, intravenous fluids, venipuncture sites, observation of the patient, regulation of the fluid flow, selection of equipment, complications of IV therapy, methods of blood withdrawal, method selection, safety measures, universal precautions, complications and preparation of withdrawal sites.

Coronal Polishing Course

This specialized course is designed for dental professionals in California seeking proficiency in coronal polishing procedures. Participants will gain comprehensive knowledge and hands-on skills to perform effective coronal polishing, contributing to enhanced patient oral health and aesthetic outcomes. The course emphasizes California-specific regulations and ethical considerations, ensuring participants can confidently integrate coronal polishing into their dental practice.

Dispensary Agent Certification

The dispensary agent certification will help give students an understanding of the fundamentals needed to be successful in the rapidly emerging cannabis industry. This course includes nine virtual modules, quizzes and a final exam covering everything from the plant's history, terminology and chemistry to the routes of administration and effects on the human body. Our instructors include entrepreneurs, activists, health care providers and educators who have spent years building their careers in the cannabis space. This course is self-paced and delivered online.

Central Coast College

CCC's model is to provide intensive coursework and learning experiences in order to prepare its students to be ready for work in their desired fields upon graduation. An emphasis is placed on practical instruction which enables graduates to succeed in their initial jobs after graduation and successfully advance in their careers.

CCC offers start dates throughout the year for its various programs. The programs currently offered as of June 30, 2025 are as follows:

Current Programs Offered

Area of Study	Program	Program Length	Estimated Total Fees, Charges and Expenses
Medical Assisting	Certificate	46 weeks	$ 19,340
Medical Administrative Assistant	Certificate	48 weeks	$ 19,340
Nursing Assistant	Certificate	9 weeks	$ 3,255
Phlebotomy Technician	Course (Avocational)	4-12 weeks	$ 4,400
Veterinary Assistant	Certificate	38 weeks	$ 19,340
Veterinary Technology	Degree (Associate of Applied Science)	84 weeks	40,220
Computer Specialist: Accounting	Certificate	48 weeks	$ 19,340
Ultrasound Technician	Diploma	84-99 weeks	$ 51,699
Vocational Nursing	Diploma	59 weeks	$ 35,311
Ultrasound Technician	Associate of Applied Science	108-123 weeks	$ 59,120
Surgical Technology	Associate of Applied Science	80 weeks	$ 35,311
Sterile Processing Technician	Certificate	34 weeks	$ 15,372
Dental Assisting	Certificate	34 weeks	$ 19,340
Pharmacy Technician	Certificate	18 weeks	$ 5,286

Healthcare Career Training Programs

Medical Assisting Certificate

The medical assisting program teaches skills such as: medical terminology, medical office procedures, medical records keeping and electronic medical records, patient vital signs, venipuncture and injections, use of laboratory equipment and use of EKGs.

Medical Administrative Assistant Certificate

Completing the medical administrative assistant program gives the student a comprehensive set of administrative skills needed to work in a medical office. These include knowledge, skills and abilities in: medical terminology, medical office procedures, medical record keeping and electronic medical records and medical insurance billing.

Nursing Assistant Certificate

Nursing assistant training is designed for those who seek entry-level employment in the healthcare field. The program prepares a student to take the state licensing exam to become a certified nursing assistant. The nursing assistant program may also be a prerequisite for students who need direct patient care experience as an admission requirement for a higher level healthcare program or for those who wish to test their interest in healthcare as a career. Individuals might also consider the nursing assistant training if they are interested in working in healthcare to support their education.

Phlebotomy Technician Course

Phlebotomists are allied health professionals who draw blood from patients for medical testing. The phlebotomy technician program is designed to prepare students to take the phlebotomy exam and apply to become a practicing, certified phlebotomist in the State of California.

Veterinary Assistant Certificate

The veterinary assistant program is designed to give hands-on experience working with animals and to prepare the students to successfully work alongside veterinarians and veterinary technicians in a variety of animal care settings. Classes are a combination of lecture, demonstration, guided practice, lab and clinical hours. An externship is provided at the end of the program.

Veterinary Technology Associate of Applied Science Degree Program

The veterinary technology program offers an AAS degree. The Veterinary Technology program is the only CVTEA (Committee on Veterinary Technician Education and Activities)-accredited program offered in Monterey, San Benito, Santa Cruz tri-county area. The veterinary technology program consists of two academic years, with the first year completing veterinary assistant program and giving students the option of a second year that fulfills the requirements for an AAS degree in veterinary technology. Graduates of the veterinary technology program are eligible for state licensing as a registered veterinary technician after successfully passing the Veterinary Technician National Examination and California State Veterinary Technician Examinations.

Ultrasound Technician Diploma Program

The UT program is designed to prepare graduates for employment as an ultrasound technologist in the general abdomen, OB/GYN, small body parts and vascular. The graduate can work in imaging centers, physician's offices, clinics, mobile units or hospitals that do not require a certification to be employed.

Ultrasound Technician Associate of Applied Science Degree Program

The UT program is designed to prepare graduates for employment as an ultrasound technologist in the general abdomen, OB/GYN, small body parts and vascular. The graduate can work in imaging centers, physician's offices, clinics, mobile units or hospitals that do not require a certification to be employed. The general education courses for the UT Associate of Applied Science Degree program are offered online only using interactive distance learning. The core ultrasound principles and subjects are taught on campus. Certificate program graduates can complete an UT Associate of Applied Science Degree remotely.

Vocational Nursing Diploma Program

The vocational nursing program is designed to provide the student with the basic knowledge, skills and abilities to perform the duties of a vocational nurse in a health care environment. The program is approved by the BVNPT as an accredited training program, the completion of which meets the minimum requirements set forth as necessary for application to take the Vocational Nurse License examination.

Surgical Technology Associate of Applied Science ("STAAS") Degree Program

The STAAS program is designed to prepare students to enter a medical career in the healthcare industry. Surgical Technologists work to provide quality patient care through functioning in a sterile environment and assisting physicians in operating rooms for procedures performed in hospitals, outpatient surgery centers, physician's offices and other medical facilities.

Sterile Processing Technician Certificate Program

The sterile processing technician program is designed to prepare students to enter a medical career and play a critical role in preventing infection. Sterile processing technicians sterilize, clean, process, assemble, store, and distribute medical equipment and reusable surgical instrumentation, utilizing infection control and safety practices during all phases of the process.

Dental Assisting Certificate Program

The dental assisting program prepares the graduate for an entry-level position in a dental office. Graduates may find employment in dental clinics as dental assistants. With additional training and/or experience, graduates may be eligible for the radiation safety exam and receive radiation safety certificate or be eligible for the coronal polish exam. Graduates receive CPR and First Aid certification from American Red Cross and a diploma in dental assisting.

Pharmacy Technician Certificate Program

The pharmacy technician program is designed to provide students with the skills, knowledge and training for an entry-level position in retail, hospitals or clinics or home health pharmacy settings or other positions in a pharmacy-related product/company. Graduates are encouraged to seek certification from the State of California for a registration as a pharmacy technician and a national competency certification.

Business Career Training Programs

Computer Accounting Specialist Certificate Program

The computer accounting specialist program is designed to prepare students for a career in which they would maintain and prepare records, post details of transactions, and reconcile bank statements in both large and small businesses in many industries.

Business Administrative Specialist Certificate Program

The business administrative specialist program is designed to prepare students for a career in which they would need office skills such as preparing reports and documents, bookkeeping, keeping schedules, answering telephones, taking messages and providing information.

Integrity College of Health

Integrity offers start dates throughout the year for its various programs. The programs currently offered as of June 30, 2025, are as follows:

Current Programs Offered

Area of Study	Program	Program Length	Estimated Total Fees, Charges and Expenses	
Vocational Nursing	Diploma	56-68 weeks	$	35,311
Medical Assisting	Certificate	34-42 weeks	$	19,340
Diagnostic Medical Sonography	Diploma	84-99 weeks	$	46,965
Medical Billing and Coding	Certificate	35-42 weeks	$	19,340
Bachelor of Science in Nursing (RN to BSN)	BS Degree	46 weeks	$	11,143
Veterinary Assistant	Certificate	35-43 weeks	$	19,340
Vocational Nursing AAS	Associate of Applied Science	48 weeks	$	19,735

<u>Healthcare Career Training Programs</u>

Vocational Nursing Diploma Program

The VN program provides students with nursing skills for direct patient care. Graduates should be able to function as part of the interdisciplinary healthcare team in selected healthcare settings with individuals, families and communities across the life span.

Medical Assistant Certificate Program

The medical assistant program is designed to prepare students for entry-level positions as a medical assistant in either clinical and/or administrative capacity.

Medical assistants are multi-skilled health professionals who perform a wide range of roles in physician's offices and other health care settings. Medical assistants may also be employed by medical centers, medical specialty clinics, insurance billing agencies, laboratories, and emergency rooms.

Diagnostic Medical Sonography Diploma Program

The diagnostic medical sonography program is designed to prepare graduates for employment as an ultrasound technologist in the general abdomen, OB/GYN, small body parts and vascular. The graduate can work in imaging centers, physician's offices, clinics, mobile units or hospitals that do not require a certification to be employed. The ultra-sonographer plays an important role in today's modern diagnosis and treatment team. Ultra-sonographer produces two-dimensional ultrasonic recordings of internal organs using ultrasound equipment for use by physicians in diagnosing certain diseases and malfunctions of certain organs. The program includes a 960-hour externship.

Medical Insurance Coding and Billing Specialist Certificate Program

The medical insurance coding and billing program provides theory and clinical training geared to prepare the student for an entry level position in a hospital, medical or dental office, and medical insurance/billing companies. The program provides all the necessary training to enable the students to acquire the necessary skills and demonstrate competencies in a variety of medical office procedures and billing and coding techniques. Instruction combines theory and practice to meet the competencies needed to be a medical biller and coder. Students learn to prepare various health claim forms using medical billing software. In doing so, they acquire a working knowledge of human anatomy and medical terminology, as well as comprehension of the legal, ethical and regulatory standards of medical records management. Students learn to accurately interpret medical records, including diagnoses and procedures of health care providers, as well as to document and code the information for submission to insurance companies. Graduates receive CPR and first aid certification from American Red Cross and a diploma in medical billing and coding.

Bachelor of Science in Nursing

The RN–BSN degree program is designed students who possess an associate degree and Diploma Registered Nurse license. The blended or online method of delivery is offered for working nurses who require greater flexibility in the education schedule in order to complete their Bachelor's degree in nursing.

Veterinary Assistant Certificate Program

The veterinary assistant (VA) program is based on theory and clinical training geared to prepare the students for entry level as veterinary assistants in veterinary offices, veterinary hospitals, research facilities, animal shelters, wildlife refuges and zoos. The veterinary assistant program consists of five areas of training: career and personal development, clinical experience, anatomy and terminology, veterinary assistant duties and species and breeds of animals commonly seen in veterinary clinics. The program provides knowledge of veterinary front and back-office procedures to prepare the students to work under the supervision of a veterinarian or registered veterinary technician.

Vocational Nursing Associate of Applied Science Program

The vocational nursing associate of applied science (VN AAS) program consists of one hundred and one-half credits, of which sixty-eight and one-half credits are transferred into the program. Students must provide a current LVN license to receive these sixty-eight and one-half credits. The remaining credits are completed during the AAS program. The VN AAS degree program builds on the vocational nursing diploma by adding the same one hundred percent online general education and science courses required for graduates of the pre-licensure associate degree registered nursing program. The goal of this post-licensure program is to educate and develop vocational nurses to become more well-rounded professionals through undergraduate general education.

Contra Costa Medical Career College

CCMCC offers start dates throughout the year for its various programs. The programs currently offered as of June 30, 2025, are as follows:

Current Programs Offered

Area of Study	Program	Program Length	Estimated Total Fees, Charges and Expenses	
Surgical Technology	Associate of Applied Science	61 weeks	$	35,740
Sterile Processing Technician	Diploma	25 weeks	$	11,550
Diagnostic Medical Sonography	Certificate	72 weeks	$	32,435
Medical Assisting with Phlebotomy	Certificate	35 weeks	$	11,849
Dental Assisting	Certificate	43 weeks	$	11,598
Vocational Nursing	Certificate	52 weeks	$	31,209
Clinical Medical Assisting	Certificate	10 weeks	$	5,085
Coronal Polishing	Course (Avocational)	16 hours	$	525
Infection Control	Course (Avocational)	8 hours	$	425
Dental Radiology	Course (Avocational)	2 weeks	$	525
Pit and Fissure Sealant	Course (Avocational)	2 weeks	$	525
EKG/ECG Technician	Certificate	10 weeks	$	3,078
Medical Administrative Assistant /Billing and Coding Specialist	Certificate	10 weeks	$	5,151
Medical Assisting	Certificate	20 weeks	$	8,716
Pharmacy Technician	Certificate	21 weeks	$	5,562
Phlebotomy Technician	Course (Avocational)	4-10 weeks	$	3,298

<u>Healthcare Career Training Programs</u>

Associate of Applied Science in Surgical Technology Degree Program

The STAAS program is designed to prepare students to enter a medical career in the healthcare industry. Surgical Technologists work to provide quality patient care through functioning in a sterile environment and assisting physicians in operating rooms for procedures performed in hospitals, outpatient surgery centers, physician's offices and other medical facilities.

Sterile Processing Technician Certificate Program

The sterile processing technician program is designed to prepare students to enter a medical career and play a critical role in preventing infection. Sterile processing technicians sterilize, clean, process, assemble, store, and distribute medical equipment and reusable surgical instrumentation, utilizing infection control and safety practices during all phases of the process.

Diagnostic Medical Sonography Diploma Program

The diagnostic medical sonography program is designed to prepare graduates for employment as an ultrasound technologist in the general abdomen, OB/GYN, small body parts and vascular. The graduate can work in imaging centers, physician's offices, clinics, mobile units or hospitals that do not require a certification to be employed. Students learn to use specialized equipment and are prepared for immediate entry-level positions in the field through a combination of coursework, clinical labs, and access to the innovative Sonosim training technology. Students also receive real-world on-the-job experience through clinical experience.

Medical Assisting with Phlebotomy Certificate Program

The medical assisting program with phlebotomy is designed to prepare students to work in essential positions in the field of healthcare. Medical Assistants are critical allied healthcare workers, performing important administrative and clinical duties in the offices of doctors, medical clinics, and hospitals.

Dental Assisting Certificate Program

The dental assisting program is designed to prepare students to enter a dental career in the healthcare industry. Dental Assistants work closely with dentists to provide quality patient care, performing important administrative and clinical tasks to support dental offices. Graduates may find employment in dental offices or clinics as dental assistants.

Vocational Nursing Diploma Program

The VN program provides students with nursing skills for direct patient care. Graduates should be able to function as part of the interdisciplinary healthcare team in selected healthcare settings with individuals, families and communities across the life span.

Clinical Medical Assisting Certificate Program

The clinical medical assisting program is designed to prepare students for entry-level positions as a medical assistant in either clinical and/or administrative capacity. Medical assistants are multi-skilled health professionals who perform a wide range of roles in physician's offices and other health care settings. Medical assistants may also be employed by medical centers, medical specialty clinics, insurance billing agencies, laboratories, and emergency rooms.

Medical Administrative Assistant /Billing and Coding Specialist Certificate Program

The medical administrative assistant/medical billing and coding program is designed to prepare students to enter the healthcare industry. Medical Administrative Assistant / Medical Billing and Coding Specialists are administrative healthcare professionals, performing critical tasks in support of doctors and medical practices.

EKG/ECG Technician Certificate Program

The EKG/ECG Technician course trains students in performing and interpreting electrocardiograms to help diagnose heart and cardiovascular conditions. It covers essential concepts like EKG basics, waveforms, rhythms, and lead patterns, as well as advanced topics such as 12-lead EKGs, axis interpretation, heart muscle damage, and pacemaker monitoring.

Medical Assisting Certificate Program

The medical assisting program is designed to prepare students to work in essential positions in the field of healthcare. Medical Assistants are critical allied healthcare workers, performing important administrative and clinical duties in the offices of doctors, medical clinics, and hospitals.

Avocational Courses

Pharmacy Technician

The pharmacy technician program is designed to prepare students for a pharmacy career in the healthcare industry. Pharmacy technicians are responsible for helping licensed pharmacists, by assisting in measuring, mixing, counting, labeling, and recording the correct dosages of prescription medications. Pharmacy Technicians are also responsible for establishing and maintaining patient record files, submitting insurance claim forms, and managing prescription and over-the-counter medication inventories.

Coronal Polishing Course

This specialized course is designed for dental professionals in California seeking proficiency in coronal polishing procedures. Participants will gain comprehensive knowledge and hands-on skills to perform effective coronal polishing, contributing to enhanced patient oral health and aesthetic outcomes. The course emphasizes California-specific regulations and ethical considerations, ensuring participants can confidently integrate coronal polishing into their dental practice.

Infection Control Course

This course covers the definition and implementation of sterilization methods and guidelines. Including patient medical history, infection control, prevention of contamination, and the use of personal protective equipment. In addition, verification of infection, disinfection, care of treatment room, handling and disposal of hazardous waste, handling soiled instruments, hand pieces, burs, water and air syringes are presented. This course has been developed in accordance with the California Code of Regulations Section 1005 to provide the most current information on infection control practices and principles and is approved by the Dental Board of California.

Dental Radiology Course

This Dental Board of California approved course is for dental assistants wanting to learn the proper techniques of dental x-rays. Students will receive full instructional training in radiation safety. The course includes conventional dental radiographs, processing, and mounting films. Instruction in digital radiography is provided utilizing DEXIS.

Pit & Fissure Sealant Course

This specialized course is designed for dental professionals in California seeking expertise in the application of pit and fissure sealants. Participants will acquire in-depth knowledge and hands-on skills necessary for effective sealant placement, emphasizing California-specific regulations and ethical considerations. The course aims to empower participants to integrate pit and fissure sealants into their preventive dental care practices with confidence and compliance.

Phlebotomy Technician Course

Phlebotomists are trained allied health professionals who draw blood from patients for medical testing. The Phlebotomy Technician course is designed to supplement current healthcare experience and prepare students to become state-certified phlebotomists in the State of California.

Job Placement

We believe that assisting our graduates in securing employment after completing their program of study is critical to our ability to attract high quality students and enhancing our reputation in the industry. Accordingly, we dedicate significant resources to maintaining an effective graduate placement program. We provide placement assistance to all qualified graduates at no additional charge. Our institutions work closely with local employers to ensure that we are training students with skills that employers need. Our placement department maintains databases of potential employers throughout the country, allowing us to more effectively assist our graduates in securing employment in their career field upon graduation. The placement department also assists with locating current job openings and scheduling interviews for graduates in their career field through personal contact with employers, review and investigation of advertised openings and memberships and attendance in local organizations to market our graduates to local employers. Throughout the year, we hold numerous job fairs at our facilities where we provide the opportunity for our students to meet and interact with potential employers. In addition, all of our programs (except for VN) have an externship as part of their course curriculum, which provides our students with opportunities to work with employers prior to graduation. We also assist students with resume writing, interviewing and other job search skills.

Intellectual Property

Intellectual property is important to our business. We rely on a combination of copyrights, trademarks, service marks, trade secrets, domain names and agreements with third parties to protect our proprietary rights. In many instances, our course content is produced for us by faculty and other content experts under work-for-hire agreements pursuant to which we own the course content in return for a fixed development fee.

Available Information

Our website address is *www.legacyed.com*. The contents of, or information accessible through, our website are not part of this Annual Report on Form 10-K, and our website address is included in this document as an inactive textual reference only. We make our filings with the SEC, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports, available free of charge on our website as soon as reasonably practicable after we file such reports with, or furnish such reports to, the SEC. The public may read and copy the materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an internet site that contains reports, proxy and information statements and other information. The address of the SEC's website is *www.sec.gov*. The information contained in the SEC's website is not intended to be a part of this filing.

ITEM 1A. RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors and the other information in this Annual Report on Form 10-K before investing in our common stock. Our business and results of operations could be seriously harmed by any of the following risks. The risks set out below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results. If any of the following events occur, our business, financial condition and results of operations could be materially adversely affected. In such case, the value and trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to the Highly Regulated Field in Which We Operate

If our institutions fail to comply with the extensive educational regulatory requirements applicable to our business, we could incur financial penalties, restrictions on our operations, loss of federal and state financial aid funding for our students, loss of accreditation, or loss of our authorization to operate our institutions or our educational programs.

As a provider of postsecondary education, we are subject to extensive regulation by federal, state, and accrediting agencies. The applicable educational regulatory requirements cover virtually all phases of the operations of our institutions, including, but not limited to, educational program offerings, facilities, instructional and administrative staff, administrative procedures, marketing and recruiting, financial operations, data security and privacy, adequacy and substantiation of graduation and job placement rates and other student outcomes, distribution of information to current and prospective students, professional licensure requirements, payment of refunds to students who withdraw, the receipt of federal and state financial aid by our students (including institutional, programmatic, and student eligibility requirements), private and institutional loan programs, distance education, third party servicers, written arrangements with other institutions or organizations to provide some or all of an educational program, student complaints, student services, student admissions, transfer of academic credits, acquisitions or openings of new institutions, additions of new campuses and educational programs, closure or relocation of existing locations, and changes in corporate structure and ownership.

Each of our institutions (HDMC, CCC, Integrity, and CCMCC) participates in the federal student aid programs authorized by Title IV of the HEA, as amended (Title IV Programs), as well as other federal and state financial aid programs and are subject to extensive regulation by ED, other federal and state educational agencies and accreditors. CCC, HDMC, and CCMCC are approved to offer, and must comply with applicable requirements related to, veterans education assistance administered by the VA. CCC and HDMC are also approved to offer, and must comply with applicable requirements related to, Cal Grants administered by the California Student Aid Commission, and funds administered under the Workforce Innovation and Opportunity Act. We derive a substantial portion of our revenue and cash flows from the Title IV Programs and a significant portion of our students rely on financial aid received under the Title IV Programs in order to attend our institutions. To qualify as an eligible institution to participate in the Title IV Programs, an institution must among other things receive and maintain authorization by the appropriate state education agencies, be accredited by an accreditor recognized by ED, and be certified by ED as an eligible institution.

The laws, regulations, standards and policies of our regulators change periodically and are subject to new and changing interpretation by our regulators. Changes in, or new interpretations of, applicable laws, regulations, standards, or policies, or our failure to comply with those laws, regulations, standards, or policies could have a material adverse effect on our receipt of funds under the Title IV Programs and other federal and state financial aid programs, the accreditation of our institutions and programs, the authorization of our institutions to operate in various states, our permissible activities or our costs of doing business. We cannot predict with certainty how all of the requirements applied by our regulators will be interpreted or whether our institutions will be able to comply with these requirements in the future. Given the complex nature of these requirements and the fact that they are subject to interpretation, it is possible that we may inadvertently violate these laws, regulations, standards, or policies.

If we are found to have violated any applicable laws, regulations, standards or policies, we may be subject to the following sanctions, among others, imposed by any one or more regulatory agencies or other government bodies who regulate us and our schools:

● imposition of monetary fines or penalties, including imposition of a requirement to submit a substantial letter of credit or other form of financial protection;

- repayment of funds received under the Title IV Programs or other federal or state financial aid programs the amounts of which could be material;

- restrictions on, or termination, revocation, or nonrenewal of, the eligibility of one or more of our institutions or one or more of their locations or programs to participate in the Title IV Programs or other federal or state financial aid programs;

- limits on, or termination, revocation, or nonrenewal of, our authorizations to operate our institutions in one or more states or ability to grant degrees, diplomas and certificates;

- restrictions on, or termination, revocation or nonrenewal of, our institutions' approvals and/or accreditations or the approval and/or accreditation of one or more of our locations or programs;

- limitations on our operations including, but not limited to, our ability to open new institutions or locations (i.e., campuses), offer new programs, change the length of our existing programs, or increase enrollment levels or amounts of funding received from Title IV or other financial assistance programs;

- costly investigations, litigation or other adversarial proceedings; and

- civil or criminal penalties being levied against us or our institutions.

In addition, findings or allegations of noncompliance may subject us to *qui tam* lawsuits under the Federal False Claims Act, under which private plaintiffs seek to enforce remedies on behalf of the U.S. and, if successful, are entitled to recover their costs and to receive a portion of any amounts recovered by the U.S. in the lawsuit. The U.S. can also bring a Federal False Claims Act claim on its own behalf, and in either instance, a party found to have violated the Federal False Claims Act can be subject to treble damages. We may be subject to similar lawsuits brought under state false claims acts. We may also be subject to other types of lawsuits or claims by third parties. The costs of these proceedings may be significant, and we may not have sufficient resources to fund any material adverse outcomes.

Any penalties, repayment obligations, injunctions, restrictions, terminations, revocations, nonrenewal, lawsuits or other sanctions or conditions could have a material adverse effect on our business, financial condition, results of operations and cash flows. If any of our institutions lose or experience limitations on their Title IV Program eligibility, we would experience a dramatic decline in revenue, and we would be unable to continue our business as it currently is conducted.

Any failure to comply with state laws and regulatory requirements, including educational regulations, or new state legislative or regulatory initiatives affecting our institutions, could have a material adverse effect on our total student enrollment, results of operations, financial condition and cash flows.

Our institutions are subject to the educational laws and regulations of the State of California where our physical campuses are located. We also may be subject to the educational laws of other states if we acquire a new institution in the state or if one of our institutions adds a new campus in the state or otherwise conducts other operations in the state covered by applicable state educational law including, but not limited to, student recruitment, advertising or certain types of distance education. State educational laws establish standards and requirements for, among other things, student instruction, faculty qualifications, campuses and facilities, educational programs, financial stability, administrative staff, marketing and recruiting, distribution of information to current and prospective students, payment of refunds to students who withdraw, private and institutional loans, distance education, student services, student complaints, student admissions, transfer of academic credits, substantive changes, acquisitions, and policies and minimum graduation and job placement outcomes for institutions and/or their individual educational programs. Our institutions are authorized to operate by BPPE. We also may be required to obtain approvals and comply with requirements of state agencies that regulate certain occupational educational programs such as, for example, VN and phlebotomy. The California Board of Registered Nurses approves the Associate degree of Nursing program at HDMC. The VN programs at HDMC, Integrity, and CCMCC are approved by BVNPT. The phlebotomy programs at HDMC and CCC are approved by California Department of Public Health. In addition, we are subject to state consumer protection laws.

Attorneys general in many states have become more active in enforcing consumer protection laws, including, for example, laws related to marketing, advertising and recruiting practices and the financing of education at for-profit educational institutions. Further, some state attorneys general have partnered with federal and state agencies to review industry practices and collaborate on enforcement actions against educational institutions. These actions increase the likelihood of scrutiny of marketing, advertising, recruiting, financing, and other practices of educational institutions and may result in unforeseen consequences, increasing risk and making our operating environment more challenging.

Adverse media coverage regarding the allegations of state consumer protection law violations by us or other for-profit education companies could damage our reputation, result in decreased enrollments, revenues and profitability, and have a negative impact on our stock price. Such coverage could also result in continued scrutiny and regulation by ED, Congress, accreditors, state legislatures, state attorneys general or other governmental authorities of us and other for-profit educational institutions.

State education laws and regulations may limit our campuses' ability to operate or to award degrees, diplomas, or certificates or offer new programs. Moreover, under the HEA, authorization by state education agencies is necessary to maintain eligibility to participate in the Title IV Programs. ED regulations also require institutions offering postsecondary education through distance education to students located in a state in which the institution is not physically located (as determined by the institution at the time of a student's initial enrollment and, if applicable, upon formal receipt of information from the student that their location has changed to another state) to meet state educational requirements in that state or participate in a state authorization reciprocity agreement in order to disburse Title IV funds to such students. We have obtained approval to offer portions of our programs via distance education from ACCET for CCC, CCMCC and HDMC, ABHES for Integrity, and from the BPPE for HDMC, CCC, CCMCC and Integrity. The State of California does not, however, presently participate in any state authorization reciprocity agreement whereby our institutions may offer programs via distance education to students located in other states without our obtaining applicable authorizations from those other states. Our institutions presently do not have any state postsecondary authorizations outside of California.

In addition, an institution must make disclosures readily available to enrolled and prospective students regarding whether programs leading to professional licensure or certification meet state educational requirements, and provide a direct disclosure to students in writing if the program leading to professional licensure or certification does not meet state educational requirements in the state in which the student is located (which is only California for our current students). Under ED's rules effective July 1, 2024, an institution must certify that its programs satisfy the applicable educational requirements for professional licensure or certification needed to practice or find employment in an occupation for which the program prepares a student in the state in which the school or where a student is located or intends to seek employment (which, although our current students are located in California, could be a state other than California and could require us to refrain from enrolling students in a state if our program does not satisfy the applicable educational requirements in the state). We believe the Title IV-eligible educational programs offered by our institutions satisfy all such currently applicable state educational requirements for professional licensure or certification.

State legislatures often consider legislation affecting regulation of postsecondary educational institutions. Our institutions are located in California which has expansive laws and regulations impacting for-profit schools like our institutions. Enactment of this legislation and ensuing regulations, or changes in interpretation of existing regulations, may impose substantial costs on our institutions and require them to modify their operations in order to comply with the new regulations.

If we are unable to comply with applicable past, current or future state education, consumer protection, licensing, authorization or other requirements, or determine that we are unable to cost effectively comply with new or revised requirements, we could be subject to loss of state authorization and to monetary fines or penalties or limitations on the manner in which we conduct our business, or we could lose enrollments, eligibility to participate in the Title IV Programs and revenues, in any affected states, which could materially affect our results of operations and our growth opportunities.

If one or more of our institutions fails to maintain institutional accreditation, or if certain of our programs cannot obtain or maintain programmatic accreditation, our student enrollments would diminish, and our business would suffer.

Institutional Accreditation. In the U.S., accrediting agencies are non-governmental entities that periodically review the academic quality of an institution's instructional programs and its administrative and financial operations to ensure the institution has the resources to perform its educational mission. Accrediting agencies impose standards that extend to most aspects of an institution's operations and educational programs including, but not limited to, requirements to maintain threshold graduation and job placement rates for its educational programs. ED requires an institution to be accredited by an ED-recognized accrediting agency in order for the institution to participate in the Title IV Programs. HDMC, CCC, and CCMCC are currently accredited by ACCET through April 2029, April 2030, and April 2026, respectively. Integrity is accredited by ABHES through February 2026. ACCET and ABHES are ED-recognized accrediting agencies. The failure to comply with accreditation standards could subject an institution to additional oversight and reporting requirements, accreditation proceedings such as a show-cause directive, an action to defer or deny action related to an institution's application for a new grant of accreditation, or an action to suspend or revoke an institution's accreditation or a program's approval. If our institutions or programs are subject to negative accreditation actions or are placed on probationary accreditation status, we may experience adverse publicity, impaired ability to attract and retain students, and substantial expense to obtain unqualified accreditation status. The inability to obtain reaccreditation following periodic reviews or any final loss of institutional accreditation after exhaustion of the administrative agency processes would result in a loss of Title IV Program funds and state authorization for the affected institution. Such events and any related claims brought against us could have a material adverse impact on our business, reputation, financial condition, results of operations and cash flows.

Programmatic Accreditation. Many states and professional associations require professional programs to be accredited. While programmatic accreditation is not a sufficient basis to qualify for institutional Title IV Program certification, programmatic accreditation may improve employment opportunities for program graduates in their chosen field. Moreover, ED requires an institution to hold programmatic accreditation for an educational program if required by a state or federal agency (including as a condition of employment in the occupation for which the institutional program prepares the students). The veterinary technology program at CCC is accredited by the American Veterinary Medical Association. Integrity's Registered Nurse to Bachelor of Science in Nursing holds pre- accreditation candidacy status from the Commission for Nursing Education Accreditation. Additionally, CCC is pursuing initial programmatic accreditation with ABHES for the Surgical Technology Associate of Applied Science program for consideration during the Spring 2026 visit cycle. The Associate of Applied Science in Surgical Technology at CCMCC is accredited by ABHES and will engage in reaccreditation in the Spring 2026 visit cycle. All of the Title IV-eligible educational programs offered by our institutions are within the scope of institutional accreditation from either ACCET or ABHES, and we do not believe any of our Title IV-eligible educational programs that do not hold programmatic accreditation are required to hold programmatic accreditation by any currently applicable state or federal agency. Those of our programs that do not have programmatic accreditation, where available, or fail to maintain such accreditation, may experience adverse publicity, loss of access to Title IV funds, declining enrollments, litigation or other claims from students or suffer other adverse impacts, which could result in it being impractical for us to continue offering such programs.

ED Recognition of Accrediting Agencies. Our participation in Title IV Programs is dependent on ED continuing to recognize the accrediting agencies that accredit our colleges and universities. Each of our institutions currently are accredited by an ED- recognized accrediting agency. The standards and practices of these agencies have become a focus of attention by state attorneys general, members of Congress, ED's Office of Inspector General and ED over recent years. ED held negotiated rulemaking sessions between January and March 2024, and the negotiators did not reach consensus on proposed language. ED terminated the negotiated rulemaking process for accreditation as of December 20, 2024. However, ED published a proposed regulatory agenda in early September 2025 that, among other things, includes a proposal to engage in negotiated rulemaking to provide institutions flexibility to change accreditors and "remove other burdensome requirements that erect barriers to entry for new accreditation agencies." This proposal is in its early stages and, therefore, we cannot predict whether and how such a rulemaking would impact the accreditors that accredit our institutions or the accreditation requirements applicable to our institutions.

If ED withdraws recognition from ACCET and/or ABHES, ED may continue our schools' eligibility for a period of up to 18 months from the date of the withdrawal of recognition, and our schools could apply for accreditation from other ED-recognized accrediting agencies. ED could impose provisional certification and other conditions and restrictions on our schools during this period. If ACCET and/or ABHES lose recognition from ED and our schools are unable to obtain accreditation from a different ED-recognized accrediting agency in the required time period, our schools could lose eligibility to participate in Title IV Programs.

Congress may revise the laws governing the Title IV Programs or reduce funding for those programs which could reduce our enrollment and revenue and increase costs of operations.

The U.S. Congress must periodically reauthorize the HEA and other laws governing the Title IV Programs and annually determine the funding level for each Title IV Program, and may pass new laws or revise existing laws at any time. Political and budgetary concerns significantly affect the Title IV Programs. We cannot predict when or whether Congress will consider or vote on legislation to reauthorize the HEA or to create new laws or revise existing laws. Furthermore, we cannot predict with any certainty the outcome of the HEA reauthorization process nor the extent to which any legislation that Congress could adopt at any time could materially affect our business, financial condition and results of operations. Current requirements for student or school participation in Title IV Programs may change or one or more of the present Title IV Programs could be replaced by other programs with materially different student or school eligibility requirements. For example, the American Rescue Plan Act of 2021 ("ARPA") was signed into law in March 2021 and included, among other things, a provision that amended the 90/10 Rule (as defined herein) in the HEA. See "Risk Factors - *Our institutions could lose their eligibility to participate in the Title IV programs if the percentage of their revenues derived from applicable federal educational student aid programs is too high."* If we cannot comply with the provisions of the HEA, as they may be enforced or amended, or if the cost of such compliance is excessive, or if funding is materially reduced, our revenues or profit margin could be materially adversely affected.

More recently, on July 4, 2025, the President signed into law the One Big Beautiful Bill Act ("OBBBA"), which has a general effective date of July 1, 2026 and makes changes to the HEA, including the Title IV programs. ED intends to conduct a negotiated rulemaking process in 2025 for the purpose of establishing new regulations impacting the new OBBBA requirements. See "Education Regulations – Negotiated Rulemaking." Consequently, we expect the new requirements will impact our institutions and operations, but we cannot predict the ultimate scope, content, and impact of the new OBBBA requirements under future ED regulations and guidance. We are currently assessing, and will continue to assess, the potential impact of the requirements on us and our institutions.

Among other things, the OBBBA establishes limits on the amount of Title IV loans students and parents can borrow. These limits will not apply to students that will be enrolled as of the effective date, up until their expected time of completion as defined by the OBBBA. The OBBBA establishes a limit of $20,000 annually and $65,000 in total for PLUS loans taken out by parent borrowers for undergraduate programs. The OBBBA also creates a lifetime loan limit of $257,500 for all borrowers. It also requires institutions to prorate loans for students attending less than full-time. We are in the process of evaluating the impact these loan limitations may have on our institutions and enrollments and the extent to which alternative sources of funding such as third-party loans may be needed for some of our students.

The OBBBA also establishes a new accountability measure that applies to our degree programs and that is based on a comparison of graduate earnings to the earnings of working adults without degrees under a complex formula that ED is expected to address in future regulations. Under the new accountability measure, an associate degree program would lose its Title IV loan eligibility if the median earnings of a cohort of graduates are less than the median earnings of working adults with a high school diploma and no further degrees for two out of three years. ED will create a process for appealing the programmatic median earnings data. Institutions that do not meet the accountability measure for one year will also be required to notify students of the risk of losing eligibility. Our institutions offer a limited number of associate degree programs that will be subject to the new accountability measure. We cannot yet predict with certainty whether our degree programs will meet the accountability measure or whether they will be at risk of losing eligibility to participate in the Title IV loan programs.

The OBBBA also restricts student eligibility for the Pell Grant by disqualifying students with a student aid index that equals or exceeds twice the amount of the total maximum Pell Grant, and disqualifying students who receive grant aid from non-federal sources that equals or exceeds the student's cost of attendance for that period. We are evaluating whether and to what extent this change might impact the Pell eligibility of some of our students and whether alternative sources of financial aid, such as third-party loans, might be necessary for these students. The OBBBA also establishes Workforce Pell Grants for eligible students enrolled in certain short-term educational programs that meet eligibility requirements. The eligibility requirements include criteria related to the program's length and a determination of eligibility by the state. Many of our programs are longer than the eligibility requirements, but we are evaluating whether opportunities exist for other current or future programs at our institutions.

Additionally, the OBBBA delays the effective date of the 2022 version of the revised borrower defense to repayment regulations and closed school loan discharge regulations for ten years, until July 1, 2035. See "Education Regulations - Borrower Defense to Repayment Regulations."

Congressional committees and members actively continue to propose and consider legislation on a wide range of topics related to the Title IV programs that could impact further the amount of Title IV funding available to schools and students and impose additional accountability requirements on institutions and also that could eliminate or modify certain rules that are less favorable to schools like ours. However, the process of Congressional passage of new legislation is ongoing, is subject to further negotiation and amendment, and is further subject to Congressional approval. Therefore, the timing and outcome of this process and the scope of any additional legislation that might be enacted cannot be predicted with any certainty at this time. We are continuing to monitor the process.

Executive action could affect access to Title IV funding which could reduce our enrollment and revenue and increase costs of operations.

As previously reported, there are indications based on recent elections that the new administration, and potentially the U.S. Congress, will attempt to dissolve ED, diminish its operational role, and/or transfer some or all of its functions to one or more agencies. See our Quarterly Report on Form 10-Q, filed with the SEC on February 13, 2025, for the section titled "Regulatory Updates" for additional information. In March 2025, ED implemented a reduction in force ("RIF") that, coupled with resignations by ED staff, reportedly reduced ED's workforce by approximately half. The RIF also eliminated several school participation divisions, including the school participation division that previously oversaw the operations of our institutions, and eliminated or significantly reduced several other offices or divisions within ED. We currently are working with other offices and personnel at ED on some of our pending matters, but it is possible that we could encounter delays and difficulties obtaining timely ED approval of recent and future acquisitions of other schools. See "Education Regulations – School Acquisitions" and "Education Regulations – Change of Control." We also could encounter delays and difficulties obtaining timely ED approval of new campuses or other educational programs for which we wish to offer Title IV funds to students and which require ED approval. See "Education Regulations – Opening Additional Campuses and Adding Educational Programs."

In March 2025, the President issued an Executive Order calling for all necessary steps to close ED although the executive order did not indicate the process or timing for accomplishing this task nor identify where some of the functions of ED might be transferred. We continue to monitor developments in this area, but cannot yet predict whether the administration or Congress will be successful in closing or further reducing ED and/or transferring some or all of its functions to one or more agencies, or whether such a proposal would disrupt or change the availability of Title IV funds to us and our students or change the rules applicable to us and our schools to continue receiving Title IV funds. We also cannot predict the success of any litigation challenging any efforts to close or restructure ED. Any executive or legislative action impacting ED, the availability of Title IV funds, or the rules applicable to us could have a material adverse effect on us and our institutions.

Additional ED or other rulemaking could materially and adversely affect our operations, business, results of operations, financial condition and cash flows.

ED has promulgated a substantial number of new regulations in recent years that impact our business, including, but not limited to, the "borrower defense to repayment" regulations discussed in the risk factors below, as well as rules regarding compensation for persons engaged in certain aspects of admissions and financial aid, state authorization, clock and credit hours, prohibitions on "substantial misrepresentations," gainful employment, certification procedures, financial responsibility, administrative capability, ability to benefit, closed school loan discharges, the 90/10 Rule, changes in ownership, Title IX, cash management, return of Title IV funds, distance education, accreditation and other topics. These and other regulations have had significant impacts on our business, requiring a large number of reporting and operational changes and resulting in changes to and elimination of certain educational programs.

On July 24, 2025, ED announced it intends to establish two negotiated rulemaking committees: one that will consider changes to the federal student loan programs and one that will consider institutional and programmatic accountability, including changes to the Pell Grant. The rulemaking is intended to implement recent changes to the Title IV, HEA programs included in the OBBBA. See "Education Regulations – Congressional Action." We expect the new requirements will impact our institutions and operations, but we cannot predict the ultimate scope, content, and impact of the new OBBBA requirements under future ED regulations and guidance. We are currently assessing, and will continue to assess, the potential impact of the requirements on us and our institutions and to monitor the negotiated rulemaking process.

On April 4, 2025, ED announced its intention to conduct negotiated rulemaking to prepare proposed regulations on topics pertaining to Title IV regulations, potentially including Public Service Loan Forgiveness, loan repayment programs, and "streamlining" current federal student financial assistance regulations. ED held public hearings to discuss the rulemaking agenda on April 29, 2025 and May 1, 2025 and requested comments on rulemaking topics be submitted by May 5, 2025. The Public Service Loan Forgiveness Committee met from June 30, 2025 to July 2, 2025. We cannot predict the ultimate timing, content, and impact of any regulations and guidance ED might propose and ultimately adopt. In addition, the President directed federal agencies on April 9, 2025 to identify existing regulations that are unlawful or otherwise objectionable and to take steps to repeal or modify these regulations. We cannot predict what rules ED might attempt to repeal or modify, the timing and outcome of these efforts, or the impact of any regulatory repeals of modifications on our business and schools.

ED's proposed regulatory agenda published in early September 2025 indicates an intent to address several topics (including through rulemaking), including accreditation, changes in ownership, cash management, administrative capability, and financial responsibility requirements, civil rights investigations, and privacy of education records. Whether via sub-regulatory guidance or a rulemaking process, we cannot predict how ED's actions on these topics will impact schools like ours. Future regulatory actions by ED or other agencies that regulate our institutions are likely to occur and to have significant impacts on our business, require us to change our business practices and incur costs of compliance and of developing and implementing changes in operations, as has been the case with past regulatory changes.

We cannot predict with certainty the ultimate combined impact of the regulatory changes which have occurred in recent years, nor can we predict the effect of future legislative or regulatory action by federal, state or other agencies regulating our education programs or other aspects of our operations, how any resulting regulations will be interpreted or whether we and our institutions will be able to comply with these requirements in the future. Any such actions by legislative or regulatory bodies that affect our programs and operations could have a material adverse effect on our student population and our institutions, including the need to cease offering a number of programs.

ED's financial value transparency and gainful employment regulations may limit the programs we can offer students and increase our cost of operations.

In May 2021, ED announced its intention to initiate a rulemaking process on several topics, including gainful employment. On May 19, 2023, ED published a notice of proposed rulemaking on financial value transparency and gainful employment, and on October 10, 2023, ED published final regulations which became effective on July 1, 2024. Multiple lawsuits were filed challenging these regulations and these were consolidated into one case. We cannot predict the outcome of this case.

The financial value transparency and gainful employment regulations include standards for annually evaluating postsecondary educational programs based on the calculation of debt-to-earnings rates and an "earnings premium" measure. The rule establishes formulae for calculating these rates using data such as student debt, student earnings data, and median earnings data for working adults with only a high school diploma or GED, which the rule uses to compare to median earnings data of the institution's graduates. Under the regulations, ED will annually calculate and publish the debt-to-earnings rates and median earnings data for our educational programs. If these calculations show that any of our educational programs do not comply with debt-to-earnings or median earnings regulatory thresholds for two of three consecutive years, those educational programs would lose Title IV Program eligibility. ED also requires institutions to provide warnings to current and prospective students about programs in danger of losing of Title IV Program eligibility which could negatively impact our retention of current students and enrollment of new students in these programs. The regulations also require certifications and data reporting to ED and providing required student disclosures related to gainful employment. Some of the data ED will use to calculate the debt-to-earnings rates and earnings premium measures is not yet readily accessible to institutions. Therefore, it is difficult for us to predict how our institutions will perform under the new standards and the extent to which our programs could lose Title IV Program eligibility under the new standards. We also do not have control over some of the factors that could impact the rates and measures for our programs which could make it difficult to mitigate the impact of the regulations on our programs. However, the new regulations could require us to modify or eliminate programs to comply with the new regulations and could result in the loss of Title IV Program eligibility for our programs that fail to comply with the regulations which could have a material adverse effect on our student population and our revenues. As noted elsewhere, our degree programs also will be subject to a new separate earnings measure under the OBBBA.

ED's "borrower defense to repayment" regulations may subject us to significant repayment liability to ED for discharged federal student loans, posting of substantial letters of credit and other requirements that could have a material adverse effect on us.

In 1994, pursuant to certain provisions of the Higher Education Act, ED published its first version of the "borrower defense to repayment" ("BDR") regulations which generally allow federal student loan borrowers to assert a defense to repaying their federal loans based on the conduct of the institution they attended. The amount of loans discharged by ED pursuant to an adjudicated BDR claim may be assessed by ED as a Title IV Program liability against the institution. On November 1, 2016, the Department adopted revised BDR regulations that became effective on July 1, 2017. Under the 2017 version of the BDR regulations, borrowers with federal student loans disbursed after July 1, 2017 can assert a defense to repayment and be eligible for relief based on a nondefault, favorable, contested judgement against the institution from a state or federal court; a claim that the institution failed to perform its obligations under a contract with the student or a claim the institution committed a "substantial misrepresentation" on which the borrower reasonably relied to his or her detriment. On September 23, 2019, the Department again revised its BDR regulations effective July 1, 2020, and created a distinct standard and process for BDR applications applicable to federal student loans first disbursed after July 1, 2020. Under the 2019 version of the BDR regulations, a borrower can assert a defense to repayment and be eligible for relief if the borrower establishes that the institution made a misrepresentation of material fact upon which the borrower reasonably relied in deciding to obtain their loan; the misrepresentation related to the borrower's enrollment or continuing enrollment at the institution or the provision of education services for which the loan was made; and the borrower was financially harmed by the misrepresentation.

On November 1, 2022, ED again revised the BDR regulations with an effective date of July 1, 2023. The 2022 version of the BDR regulations included amendments regarding, among other things, (i) acts or omissions by or on behalf of an institution of higher education a borrower may assert as a defense to repayment of certain Title IV Program loans; (ii) procedures for adjudicating borrower defense claims, and (iii) prohibiting the use of mandatory pre-dispute arbitration clauses and class action waivers in enrollment agreements and requiring disclosures of judicial and arbitration filings and awards pertaining to a borrower defense claim.

Among other things, the 2022 version of the BDR regulations also amended the processes for borrowers to receive from ED a discharge of the obligation to repay certain Title IV Program loans when the BDR applications received on or after, or that were pending with ED as of, July 1, 2023. The 2022 version of the BDR regulations applies the revised federal BDR standard to all BDR claims received on or after, or pending with the Secretary as of, July 1, 2023, but would not allow for recovery against institutions for discharged amounts first disbursed prior to July 1, 2023 unless the BDR claim would have been approved under the substantive BDR standard applicable to the time period in which the loan was disbursed as set forth in the prior versions of the BDR regulations. The defenses to repayment are based on certain acts or omissions, including misrepresentations, by an institution or a covered party. The regulations establish detailed procedures and standards for the loan discharge processes, including the information required for borrowers to receive a loan discharge, and the authority of ED to seek recovery from the institution of the amount of discharged loans. The 2022 version of the BDR regulations were to take effect on July 1, 2023, in addition to certain closed school loan discharge provisions part of the same rule, but are currently enjoined and delayed. The Career Colleges and Schools of Texas ("CCST") filed a complaint challenging the regulations in February 2023. In April 2024, the U.S. Court of Appeals for the Fifth Circuit granted a preliminary injunction to block enforcement of the 2022 version of the BDR regulations while the case is pending. Further, the OBBBA, enacted July 4, 2025, delays the effective date of the 2022 version of the revised BDR regulations for ten years, until July 1, 2035.Therefore, the 2022 version of the BDR regulations are not in effect, but the previous BDR regulations in effect prior to July 1, 2023, generally remain in effect in the meantime and apply different substantive standards and procedures based on when a BDR claimant's loans were disbursed.

On June 22, 2022, ED reached a settlement with plaintiffs in the case titled *Sweet v. Cardona*, which was filed by student loan borrowers to challenge ED's adjudication of BDR claims. The settlement resulted in automatic relief of claims pending as of June 22, 2022 that were filed against institutions on a list of about 150 institutions named in the settlement agreement, which did not include any of our institutions. In addition, under the settlement, any borrower who filed a defense to repayment claim between June 22, 2022 and November 15, 2022 are "Post-Class Applicants" whose applications will be adjudicated under the 2016 version of the BDR regulations and will be decided by January 2026. HDMC received and timely responded to seven BDR applications from Post-Class Applicants. CCC, Integrity, and CCMCC (at least since we acquired CCMCC) have not received any BDR applications from Post-Class Applicants. It is possible that we could receive BDR claims in the future. If we or our representatives are found to have engaged in certain acts or omissions under the broad definitions contained in the 2016 version of the BDR regulations, or other BDR regulations that could be in place in the future, we could be subject to substantial repayment obligations and subject to other sanctions.

The enjoined 2022 version of the BDR regulations, and the versions of the BDR regulations that are currently in effect and that could be in effect in the future, could have a material adverse effect on our business, financial condition, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate, including a requirement that our institutions to submit a letter of credit based on expanded standards of financial responsibility. See "Risk Factors - *A failure to maintain compliance with ED's "financial responsibility" requirements would have negative impacts on our operations.*"

In recent years, ED has been more active in processing BDR applications and has recently distributed claims to institutions for an opportunity to respond to borrower allegations. ED may, on its own or in response to other constituencies, allocate additional resources to reviewing and adjudicating BDR applications from federal student loan borrowers. We cannot predict how many BDR applications have been filed by our former students, but if we receive such claims from ED, we may incur significant costs in responding to the borrower allegations and, if adjudicated as valid by ED, repaying the federal government for the amount of loans discharged pursuant to such claims.

ED also grants closed school loan discharges to students when it determines the student's institution or campus has closed. When an institution or location meets ED's definition of a closed school or location, affected students can apply for a discharge of the Title IV loans incurred for the program of study the student did not complete due to the closure, and ED grants the discharge if the student meets certain requirements. ED also may seek to recover the cost of the discharge from the institution. If any of our locations or institutions close, our institutions could be subject to liabilities for closed school loan discharges. In conjunction with the 2022 revisions to the BDR rule, ED also revised the closed school loan discharge provisions. However, these revisions are also enjoined as well as delayed under the OBBBA. We cannot predict the outcome of any future revisions to the closed school loan discharge provisions that ED may initiate.

A failure to maintain compliance with ED's "financial responsibility" requirements would have negative impacts on our operations.

All institutions participating in the Title IV Programs must satisfy specific standards of financial responsibility. ED evaluates institutions for compliance with these standards each year, based on the institution's annual audited financial statements, as well as following a change in ownership resulting in a change of control of the institution. The most significant financial responsibility measurement is the institution's composite score, which is calculated by ED based on three ratios:

● the equity ratio, which measures the institution's capital resources, ability to borrow and financial viability;

● the primary reserve ratio, which measures the institution's ability to support current operations from expendable resources; and

● the net income ratio, which measures the institution's ability to operate at a profit.

ED assigns a strength factor to the results of each of these ratios on a scale from negative 1.0 to positive 3.0, with negative 1.0 reflecting financial weakness and positive 3.0 reflecting financial strength. ED then assigns a weighting percentage to each ratio and adds the weighted scores for the three ratios together to produce a composite score for the institution. The composite score must be at least 1.5 for the institution to be deemed financially responsible without the need for further oversight. If an institution's composite score is below 1.5, but is at least 1.0, it is in a category denominated by ED as "the zone." Under ED regulations, institutions that are in the zone typically may be permitted by ED to continue to participate in the Title IV Programs by choosing one of two alternatives: 1) the "Zone Alternative" under which an institution is required to make disbursements to students under the Heightened Cash Monitoring 1 ("HCM1") payment method (or another payment method that differs from the standard advance payment method) and to notify ED within 10 days after the occurrence of certain oversight and financial events or 2) submit a letter of credit to ED equal to at least 50 percent of the Title IV Program funds received by the institution during its most recent fiscal year. ED permits an institution to participate under the "Zone Alternative" for a period of up to three consecutive fiscal years. Under the HCM1 payment method, the institution is required to make Title IV Program disbursements to eligible students and parents before it requests or receives funds for the amount of those disbursements from ED. Unlike the Heightened Cash Monitoring 2 ("HCM2") and the reimbursement payment methods, the HCM1 payment method typically does not require schools to submit documentation to ED and wait for ED approval before drawing down Title IV Program funds. Schools under HCM1, HCM2 or reimbursement payment methods must also pay any credit balances due to a student before drawing down funds for the amount of those disbursements from ED, even if the student or parent provides written authorization for the schools to hold the credit balance.

If an institution's composite score is below 1.0, the institution is considered by ED to lack financial responsibility. If ED determines that an institution does not satisfy ED's financial responsibility standards, depending on its composite score and other factors, that institution may establish its eligibility to participate in the Title IV Programs on an alternative basis by, among other things:

● posting a letter of credit in an amount equal to at least 50% of the total Title IV Program funds received by the institution during the institution's most recently completed fiscal year; or
● posting a letter of credit in an amount equal to at least 10% of the Title IV Program funds received by the institution during its most recently completed fiscal year accepting provisional certification; complying with additional ED monitoring requirements and agreeing to receive Title IV Program funds under an arrangement other than ED's standard advance funding arrangement.

If, in the future, we are required to satisfy ED's standards of financial responsibility on an alternative basis, including potentially by posting irrevocable letters of credit, we may not have the capacity to post these letters of credit which could result in sanctions including loss of Title IV Program eligibility.

ED annually evaluates the financial responsibility of HDMC, CCC, Integrity, and CCMCC on a consolidated basis. We have calculated our composite score for the 2024 fiscal year to be 3.0, however this score is subject to determination by ED based on its review of our consolidated audited financial statements for the 2024 fiscal year. Our next composite score will be calculated based on audited financial statements for the 2025 fiscal year due for submission to ED by December 31, 2025. We expect the composite score for the 2025 fiscal year to exceed 1.5, but the final composite score is subject to our final calculation and to determination by ED based on its review of our consolidated financial statements for the 2025 fiscal year. However, if our composite scores in the future were to decrease, we may become subject to the additional requirements noted above or our Title IV Program eligibility could be affected. We cannot predict how long it will take the ED to make its determination or the outcome of its determination.

On October 31, 2023, ED published final regulations with a general effective date of July 1, 2024 that, among other things, amended the "general" standards of financial responsibility to revise the timeframe for institutions to submit annual audits, require reporting on the status of foreign entity owners, and add events that constitute a failure to demonstrate an institution is able to meet financial obligations. These regulations also modified the list of triggering events that could result in ED determining that the institution lacks financial responsibility and must submit to ED a letter of credit or other form of acceptable financial protection and accept other conditions on the institution's Title IV Program eligibility. The regulations create lists of mandatory triggering events and discretionary triggering events. An institution is not able to meet its financial or administrative obligations if a mandatory triggering event occurs. The mandatory triggering events include:

● an institution with a composite score of less than 1.5 has a recalculated composite score of less than 1.0 as determined by ED as a result of an institutional liability from a monetary award or judgment or settlement resulting from a legal proceeding;

● an institution (or an entity that has submitted financial statements to ED in connection with a change in ownership) is subject to a government enforcement action (sued by a federal or state authority or via a qui tam action) and the action has been pending for 120 days and no motion to dismiss is pending or has been granted;

● the institution's recalculated composite score is less than 1.0 after ED initiates action to recoup funds from institution after BDR claim decided in borrower's favor;

● an institution or entity that submitted an application with ED for a change of ownership has a recalculated composite score is less than 1.0 after a final monetary judgment, award or settlement that was entered against it at any point through the end of the second full fiscal year after the change of ownership;

● a proprietary institution with a composite score of less than 1.5 or that underwent a change of ownership in the current or previous fiscal year has a recalculated composite score of. less than 1.0 as determined by ED as a result of a withdrawal of owner's equity from the institution unless certain exceptions apply;

● at least half of Title IV funds in the institution's most recently completed fiscal year are for "failing" gainful employment programs;

● the institution is required to submit a teach-out plan due to financial concerns;

● the SEC takes certain actions against a publicly listed entity that directly or indirectly owns at least 50% of an institution or such entity fails to comply with certain filing requirements;

● the institution did not receive at least 10 percent of its revenue from sources other than Federal educational assistance as calculated under 90/10 rule during its most recently completed fiscal year;

● the institution's two most recent cohort default rates are 30 percent or greater, unless a pending appeal could reduce one of the rates;

● the institution's composite score is less than 1.0 when recalculated to reflect the offset of distribution after a contribution;

● the institution or entity included in financial statements is subject to adverse or impermissible conditions under a financing arrangement as a result of ED action;

● the institution declares financial exigency to government agency or accrediting agency;

● the institution or an owner files for a receivership or is ordered to appoint a receiver.

ED also may determine that an institution lacks financial responsibility if one or more of the following discretionary triggering events occurs and the event is likely to have a significant adverse effect on the financial condition of the institution:

● a show cause or similar order from the institution's accrediting agency or a government authority;

● a notice from the institution's state authorizing or licensing agency of an intent to withdraw or terminate the institution's state authorization or licensure if the institution does not take steps to comply with state requirements;

- the institution (or an owner entity covered by the regulation) is subject to a default, delinquency, or other adverse creditor event, or to a condition not permitted under the regulation, under or related to a loan agreement or other financing arrangement or has a judgement awarding monetary relief entered against it that is subject to appeal or under appeal;

- there is a significant fluctuation in Pell Grant and/or Direct Loans received by an institution during a period of award years;

- high annual drop-out rates from the institution as determined by ED;

- ED requires the institutions to provide additional financial reporting due to a failure to meet financial responsibility standards or indicators of significant change in the financial condition of the institution;

- ED forms a group process to consider pending borrower defense to repayment claims that could be subject to recoupment;

- a program is discontinued that enrolls more than 25% of the institution's total enrolled students who receive Title IV Program funds;

- the institution closes a location that enrolls more than 25% of its total enrolled students who receive Title IV Program funds;

- the institution, or one of its programs, is cited by a State agency for failing to meet requirements;

- the institution, or one of its programs, loses eligibility to participate in another Federal educational assistance program;

- a publicly traded company that directly or indirectly owns at least 50% of the institution discloses in public securities exchange filing that it is under investigation for possible violation of law;

- the institution is cited by another federal agency and risks losing education assistance funds by that agency;

- the institution is required to submit a teach-out plan due to concerns other than those constituting a mandatory triggering event; or

- any other event or condition that ED finds is likely to have significant adverse effect on the financial condition of the institution.

The regulations require an institution to notify ED of the occurrence of a mandatory or discretionary triggering event and, in some cases, provide an opportunity to submit certain information to ED to demonstrate why the event does not establish the institution's lack of financial responsibility or require the submission of a letter of credit and impose other conditions or requirements. If more than one of these financial responsibility triggers occur, ED could impose separate letters of credit to address each triggering event.

The financial responsibility regulations could result in ED recalculating and reducing our composite score, on a retroactive basis, to account for ED estimates of potential losses under one or more of the extensive list of triggering circumstances and also could result in the imposition of conditions and requirements including a requirement to provide one or more letters of credit or other form of financial protection. It is difficult to predict the amount or duration of any letter of credit requirements that ED might impose under the regulation. The requirement to submit letters of credit or to accept other conditions or restrictions could have a material adverse effect on our schools' business and results of operations.

Accreditor and state regulatory requirements also address financial responsibility, and these requirements vary among agencies and also are different from ED requirements. Any developments relating to our satisfaction of ED's financial responsibility requirements may lead to additional focus or review by our accreditors or applicable state agencies regarding their respective financial responsibility requirements.

If our institutions fail to maintain financial responsibility, they could lose their eligibility to participate in the Title IV Programs, have that eligibility adversely conditioned or be subject to similar negative consequences under accreditor and state regulatory requirements, which would have a material adverse effect on our business. In particular, limitations on, or termination of, participation in the Title IV Programs as a result of the failure to demonstrate financial responsibility or administrative capability would limit students' access to Title IV Program funds, which would materially and adversely reduce the enrollments and revenues of our institutions.

ED's proposed regulatory agenda first published in early September 2025 includes an intent to address certain issues including financial responsibility requirements via negotiated rulemaking. We cannot predict how ED will address these requirements or the impact the changes to financial responsibility requirements may have on our schools.

A failure to maintain compliance with ED's "administrative capability" requirements would negatively impact our operations.

ED assesses the administrative capability of each institution that participates in the Title IV Programs under a series of separate standards. Failure to satisfy any of the standards may lead ED to find the institution ineligible to participate in the Title IV Programs or to place the institution on provisional certification as a condition of its participation and potentially impose fines or other sanctions. On October 31, 2023, ED published regulations revising and expanding its administrative capability standards. Those revisions, effective July 1, 2024, modified the criteria for administrative capability such that they now include, among other things, that the institution:

● comply with all applicable federal student financial aid requirements;

● have capable and sufficient personnel to administer the Title IV Programs;

● administer the Title IV Programs with adequate checks and balances in its system of internal controls over financial reporting;

● divide the function of authorizing and disbursing or delivering Title IV Program funds so that no office has the responsibility for both functions;

● establish and maintain records required under the Title IV Programs regulations;

● develop and apply an adequate system to identify and resolve discrepancies in information from sources regarding a student's application for financial aid under the Title IV Programs;

● have acceptable methods of defining and measuring the satisfactory academic progress of its students;

● refer to the Office of the Inspector General any credible information indicating that any applicant, student, employee, third party servicer or other agent of the school has been engaged in any fraud or other illegal conduct involving the Title IV Programs;

● not be, and not have any principal or affiliate who is, debarred or suspended from federal contracting or engaging in activity that is cause for debarment or suspension;

● provide adequate financial aid counseling to its students;

● submit, in a timely manner, all reports and financial statements required by the Title IV Program regulations;

● provide adequate career services and geographically accessible clinical or externship opportunities to it students;

● disburse funds to students in a timely manner that best meets their needs;

- does not have programs that "fail" gainful employment rates and measures and that represent 50 percent or more of its total receipts under the Title IV Programs in the most recent award year;

- does not engage in substantial misrepresentations or aggressive and deceptive recruitment tactics; and

- not otherwise appear to lack administrative capability.

Failure by us to satisfy any of these or other administrative capability criteria could cause our institutions to be subject to sanctions or other actions by ED or to lose eligibility to participate in the Title IV Programs, which would have a significant impact on our business and results of operations.

ED published a notice in early September 2025 regarding its agenda for regulatory initiatives which, among other things, indicated an intent to address certain issues including administrative capability requirements. We cannot predict whether ED intends to address these requirements through negotiated rulemaking, published guidance, or other actions, nor can we predict the impact on our institutions of any changes that might occur to the administrative capability requirements. We are continuing to monitor developments on this topic.

Our institutions could be subject to liabilities and sanctions if they violate ED regulations and guidance limiting compensation to individuals and entities involved in certain recruiting, admissions or financial aid activities.

An institution participating in the Title IV Programs may not provide any commission, bonus or other incentive payment based directly or indirectly on success in securing enrollments or financial aid to any person or entity engaged in any student recruiting or admission activities or in making decisions regarding the awarding of Title IV Program funds. This statutory prohibition under the HEA, and as implemented by ED, applies to all institutional employees and service providers who are engaged in or responsible for any student recruitment or admission activity or making decisions regarding the award of financial aid. We cannot predict how ED will interpret and enforce the incentive compensation prohibition. The prohibition on incentive compensation has had and will continue to have a significant impact on the productivity of our employees, on the retention of our employees and on our business and results of operations. Failure to comply with the incentive compensation prohibition could result in loss of an institution's certification to participate in the Title IV Programs, limitations on Title IV Program participation or financial penalties. On July 17, 2024, ED announced it will issue guidance related to the incentive compensation rule no sooner than later that year, but it has not yet issued such guidance.

Our institutions could lose their eligibility to participate in the Title IV programs if the percentage of their revenues derived from applicable federal educational assistance programs is too high.

Under the HEA, a proprietary institution that derives more than 90% of its total revenue from the Title IV Programs or, for fiscal years beginning on or after January 1, 2023, from all federal educational assistance funds, for two consecutive fiscal years becomes immediately ineligible to participate in the Title IV Programs and may not reapply for eligibility until the end of at least two fiscal years ("90/10 Rule"). An institution whose receipts of applicable funds exceeds 90% of revenue for a single fiscal year will be placed on provisional certification, be required to notify ED and its students of the possibility of a loss of Title IV Program eligibility, and may be subject to other enforcement measures, including a requirement to submit a letter of credit. See "Business - Education Regulations - Financial Responsibility Standards." We have calculated the 90/10 Rule percentages for the 2024, 2023, and 2022 fiscal years as follows for HDMC, CCC, and Integrity: HDMC 87.55%, 84.53%, and 82.17%; CCC 79.51%, 74.48%, and 72.34%; Integrity 84.19%, 88.14%, and 85.43% respectively. CCMCC's 90/10 Rule percentage for its 2022 fiscal year was 21.76%, and for its 2023 fiscal year was 48.63%. CCMCC's next 90/10 Rule percentage will be reported to ED in connection with the Company's next annual financial statement and compliance audit submissions. Our calculations of the 90/10 Rule percentage for the 2025 fiscal year for HDMC, CCC, Integrity, and CCMCC are due on December 31, 2025 and each are expected to be below 90%. The 90/10 calculations for our institutions are subject to review and potential recalculation by ED. In addition, the 90/10 Rule is complex and there is some ambiguity in certain technical aspects of the calculation methodology under the 90/10 Rule. If ED comes out with additional guidance or interpretations that are different than our interpretations, ED could recalculate the 90/10 Rule percentages of our institutions, which could result in one or more of the percentages exceeding 90%. All of these calculations are subject to review, differing interpretations, and potential recalculation by ED which makes it more difficult for our institutions to comply with the 90/10 Rule. A loss of eligibility to participate in Title IV Programs for any of our institutions would have a significant impact on the rate at which our students enroll in our programs and on our business and results of operations. Moreover, if an institution violated the 90/10 Rule and became ineligible to participate in Title IV Programs but continued to disburse Title IV Program funds, ED would require the institution to repay all Title IV Program funds received by the institution after the effective date of the loss of eligibility.

The American Rescue Plan Act ("ARPA") amended the 90/10 Rule by treating other federal student financial assistance funds in the same manner as Title IV Program funds in the 90/10 Rule percentage. This amendment requires our institutions to limit the combined amount of Title IV Program funds and other federal student financial assistance funds in a fiscal year to no more than 90% in a fiscal year as calculated under the 90/10 Rule. ED published final regulations on the 90/10 Rule on October 28, 2022. The final regulations became effective July 1, 2023 and applied to fiscal years beginning on or after January 1, 2023 (which was the fiscal years ending June 30, 2024 for our schools). The new rule modified how institutions counted revenue when calculating compliance with the 90/10 Rule, and added a requirement to notify students of the potential loss of eligibility resulting from not meeting the 90/10 standard, among other changes. ED has published a Notice in the Federal Register listing the types of funds that are considered federal education assistance funds under the new 90/10 Rule. The funds include GI Bill funding and Military Tuition Assistance, among other sources of funds. We expect the change in the 90/10 Rule will increase our 90/10 Rule percentages and make it more difficult to comply with the 90/10 Rule and could require changes to maintain compliance.

ED regulations have restricted the ability of institutions to limit the amount of Title IV Program loans that students and parents may borrow which can impact our ability to control compliance with the 90/10 Rule at our institutions. However, under a provision of the OBBBA that will be effective July 1, 2026, institutions are permitted to limit the total amount of loans that a student may borrow, and that a parent may borrow on behalf of a student, as long as the limit is applied consistently to all students in a program of study. In addition, there is a lack of clarity regarding some of the technical aspects of the calculation methodology under the 90/10 Rule, which may lead to regulatory action or investigations by ED. Changes in, or new interpretations of, the calculation methodology or other industry practices under the 90/10 Rule could further significantly impact our compliance with the 90/10 Rule, and responding to any review or investigation by ED involving us could require a significant amount of resources. Efforts to reduce the 90/10 Rule percentage for our institutions have and may in the future involve taking measures that involve interpretations of the 90/10 Rule that are without clear precedent, reduce our revenue or increase our operating expenses (or all of the foregoing, in each case perhaps significantly). Because of the changes to the 90/10 Rule made by ARPA and ED, we may be required to make structural changes to our business to remain in compliance, which changes may materially alter the manner in which we conduct our business and materially and adversely impact our business, financial condition, results of operations and cash flows. Furthermore, these required changes could be unsuccessful and could make more difficult our ability to comply with other important regulatory requirements, such as the cohort default rate regulations.

However, we cannot predict the need or timing of any such changes, whether these changes would be successful in maintaining compliance with the 90/10 Rule or whether such changes will have other adverse effects on our business.

Our institutions could lose their eligibility to participate in the Title IV Programs or have other limitations placed upon them if their federal student loan cohort default rates are greater than the standards set by ED.

The HEA limits participation in the Title IV Programs by institutions whose percentage of former students who defaulted on the repayment of certain federally guaranteed or funded student loans (the "cohort default rate") exceeds prescribed thresholds. ED calculates these rates based on the number of students who have defaulted, not the dollar amount of such defaults. The cohort default rate is calculated on a federal fiscal year basis and measures the percentage of students who enter repayment of a loan during the federal fiscal year and default on the loan on or before the end of the federal fiscal year or the subsequent two federal fiscal years.

Under the HEA, an institution whose cohort default rate is 30% or greater for three consecutive federal fiscal years loses eligibility to participate in certain Title IV Programs for the remainder of the federal fiscal year in which ED determines that such institution has lost its eligibility and for the two subsequent federal fiscal years. An institution whose cohort default rate for any single federal fiscal year exceeds 40% loses its eligibility to participate in certain Title IV Programs for the remainder of the federal fiscal year in which ED determines that such institution has lost its eligibility and for the two subsequent federal fiscal years. If an institution's three-year cohort default rate equals or exceeds 30% in two of the three most recent federal fiscal years for which ED has issued cohort default rates, the institution may be placed on provisional certification status and could be required to submit a letter of credit to ED. See "Risk Factors - *A failure to maintain compliance with ED's "financial responsibility" requirements would have negative impacts on our operations.*"

In September 2025, ED released the final cohort default rates for the 2022 federal fiscal year. These are the most recent final rates published by ED. The rates for our existing institutions for the 2022, 2021, and 2020 federal fiscal years respectively are as follows: HDMC 0%, 0% and 0%; CCC 0%, 0% and 0%, Integrity 0%, 0%, and 0%; and CCMCC 0%, 0%, and 0%. Consequently, none of our institutions had a cohort default rate equal to or greater than 30% for the 2022, 2021, and 2020 federal fiscal years. During the COVID-19 pandemic, ED temporarily suspended federal student loan repayment obligations. This suspension, which lasted over three years, contributed to a reduction in our cohort default rates. Our cohort default rates could be substantially higher for the periods after October 2023, when the suspension expired if borrowers do not timely repay their federal student loans. We are engaging in activities aimed at reminding borrowers of their obligations to repay loans and to reduce the number of borrowers who default on their loans; however, we cannot predict or guarantee that these activities will be successful or that the cohort default rates will not increase or exceed applicable eligibility thresholds.

If any of our institutions were to lose eligibility to participate in the Title IV Programs due to student loan default rates being higher than ED's thresholds and we could not arrange for adequate alternative student financing sources, we might have to close those institutions, which could have a material adverse effect on our total student enrollment, financial condition, results of operations and cash flows.

If ED denies, or significantly conditions, recertification of any of our institutions to participate in the Title IV Programs, that institution could not conduct its business as it is currently conducted.

Under the provisions of the HEA, an institution must apply to ED for continued certification to participate in the Title IV Programs at least every six years or when it undergoes a change in ownership resulting in a change of control. ED defines an institution to consist of both a main campus and its additional locations, if any. Under this definition, for ED purposes, we operate the following four institutions, collectively consisting of four main campuses and two additional locations: HDMC with locations in Lancaster, Bakersfield, and Temecula; CCC located in Salinas; Integrity located in Pasadena, and CCMCC with a location in Antioch. Generally, the recertification process includes a review by ED of an institution's educational programs and locations, administrative capability, financial responsibility and other oversight categories. The current expiration date of the program participation agreements for HDMC and CCC is September 30, 2026. Integrity and CMCC are currently participating in the Title IV Programs under a temporary provisional program participation agreement in connection with their change in ownership and control resulting from our acquisition of the institutions. The CCMCC temporary provisional program participation agreement had an expiration date of January 31, 2025 and the Integrity temporary provisional program participation agreement had an expiration date of November 30, 2020, but each temporary provisional program participation agreement continues on a month-to-month basis thereafter based on the institution's submission to ED of certain required documentation and remains in effect until the conclusion of ED's review of Integrity's and CCMCC's pending applications for approval of its change in ownership and control.

ED typically provides provisional certification to an institution following a change in ownership resulting in a change of control and also may provisionally certify an institution for other reasons, including, but not limited to, noncompliance with certain standards of administrative capability and financial responsibility. Our Integrity and CCMCC institutions are currently approved under a temporary provisional program participation agreement which (as described in the subsequent section) permits an institution to continue participating in the Title IV Programs on a month-to-month basis while ED reviews the change in ownership and as long as the institution timely submits certain documentation to ED during the process. An institution that is provisionally certified receives fewer due process rights than those received by other institutions in the event ED takes certain adverse actions against the institution, is required to obtain prior ED approvals of new campuses and educational programs and may be subject to heightened scrutiny by ED. However, provisional certification does not otherwise limit an institution's access to Title IV Program funds.

On October 31, 2023, ED published a final rule revising its Title IV Program certification regulations, with an effective date of July 1, 2024. The rule codifies additional grounds for placing an institution on provisional certification, including a determination by ED that an institution is at risk of closure and ED's consideration of supplementary performance measures that include an institution's withdrawal rate, recruiting expenses, and licensure pass rate. The revised certification regulations also increase the number of requirements contained in an institution's Program Participation Agreement (including, for example, a requirement to comply with all state laws related to closure), require certain ownership entities to sign the Program Participation Agreement, establish new standards for maximum program length (including a prohibition on the length of certain educational programs from exceeding the required minimum number of hours established by applicable state(s) for entry-level training requirements for the occupation for which the programs train students), require certification that an institution's programs meet applicable educational requirements for graduates to obtain required occupational licensure or certification in a state, and restricts the ability of institutions to withhold transcripts. The revised regulations also impose new potential conditions on provisionally certified institutions, including but not limited to the submission of teach-out and/or document retention plans, growth restrictions, acquisition restrictions, additional reporting requirements, limitations on written arrangements, and additional conditions applicable to institutions found to have engaged in substantial misrepresentations or institutions seeking to convert to nonprofit status following a change in ownership. The revised certification regulations are expansive, complex and could be difficult for our institutions to comply with as its applicable requirements are interpreted by ED. If ED finds that any of our institutions do not fully satisfy all required eligibility and certification standards, ED could limit, condition, suspend, terminate, revoke, or decline to renew our institutions' participation in the Title IV Programs or impose liabilities or other sanctions. Continued Title IV Program eligibility is critical to the operation of our business. If our institutions become ineligible to participate in the Title IV Programs, or have that participation significantly conditioned, we may be unable to conduct our business as it is currently conducted which would have a material adverse effect on our business, financial condition, results of operations and cash flows.

If we acquire an institution, the acquisition generally constitutes a change in ownership and control that requires the institution to obtain approvals from ED and applicable state and accrediting agencies in order to remain eligible to participate in the Title IV Programs and continue to operate as an accredited institution in the states where the institution operates.

When a company acquires an institution that is eligible to participate in the Title IV Programs, the acquisition generally will result in the institution undergoing a change of ownership resulting in a change of control as defined by ED and under the rules of other agencies and accreditors. Upon such a change, an institution's eligibility to participate in the Title IV Programs is generally suspended until it has applied for recertification by ED as an eligible school under its new ownership, which requires that the school also re-establish its state authorization and accreditation. ED may temporarily and provisionally certify an institution seeking approval of a change of control under certain circumstances while ED reviews the institution's application. The temporary provisional certification typically remains in effect on a month-to-month basis during ED's review of the application as long as the school timely submits certain documentation during the course of ED's review. ED's proposed regulatory agenda published in early September of 2025 includes an intent to address certain issues including change of ownership requirements. We cannot predict how ED will address these requirements or the impact the changes to change of ownership requirements may have on our schools.

The time required for ED to act on such an application may vary substantially. ED recertification of an institution following a change of control will be on a provisional basis if ED approves the institution's application and could contain restrictions or conditions depending on the outcome of its review of the institution including its administrative capability and financial stability. Under ED regulations that took effect July 1, 2023, the institutions must submit certain information and documentation at least 90 days in advance of the change in ownership including, for example, notice to current and prospective students of the planned change in ownership. The approval processes for state and accrediting agencies vary in scope and timing with some agencies requiring approval prior to the acquisition and others not conducting their review until after the acquisition has taken place. Thus, any plans to expand our business through acquisition of additional schools and have them certified by ED to participate in the Title IV Programs will be subject to the timing and outcome of the application, review and approval processes and requirements of ED and the relevant state education agencies and accreditors and could be impacted by any conditions or restrictions imposed by ED or other agencies on the institution under our ownership.

On December 31, 2019, we entered into a Membership Interest Purchase Agreement with the sole member of Integrity. We purchased from the sole member of Integrity on that date 24.5% of her interest and obtained an exclusive option to acquire her remaining membership interest upon payment of $100, which was exercised on September 15, 2020. For purposes of our financial statements, our acquisition of Integrity is deemed to have been effective as of December 31, 2019. We believe that a change in ownership and control of Integrity did not occur until September 15, 2020 under the change in ownership and control standards of ED and the other educational agencies that regulate Integrity, but these standards are subject to interpretation by the respective agencies. The review by ED of the change in ownership and control of Integrity in connection with our acquisition of Integrity remains ongoing. Integrity currently holds a temporary provisional program participation agreement with ED in connection with our acquisition of the institution, which has continued its Title IV Program participation on a month-to-month basis pending ED's approval of the change in ownership and control. If ED concludes that a change in ownership or control of Integrity occurred prior to September 15, 2020, we could be subject to liabilities or other sanctions by ED, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Legacy Education Antioch, LLC, a wholly-owned subsidiary of Legacy LLC entered into the APA with the Company, Legacy Education, LLC, a wholly-owned subsidiary of the Company, CCMCC, CCMCC Online and, solely with respect to certain portions of the APA, Stacey Orozco and Bulmaro Orozco, the sole owners CCMCC and CCMCC Online. The CCMCC Transaction was consummated on December 18, 2024.

When a company acquires an institution that is eligible to participate in the Title IV Programs, like CCMCC, the acquisition generally will result in the institution undergoing a change of ownership resulting in a change of control as defined by ED and under the rules of other educational agencies and accreditors. Upon such a change, an institution's eligibility to participate in the Title IV Programs is generally suspended until it has applied for recertification by ED as an eligible school under its new ownership, which requires that the school also re-establish its state authorization and accreditation. ED may temporarily and provisionally certify an institution seeking approval of a change of control under certain circumstances while ED reviews the institution's application. The temporary provisional certification typically remains in effect on a month-to-month basis during ED's review of the application as long as the school timely submits certain documentation during the course of ED's review. Legacy timely submitted a materially complete change in ownership application to ED and CCMCC is now a party to a temporary provisional program participation agreement ("TPPPA") that allows CCMCC to continue participating in the Title IV Programs. CCMCC also timely filed the required documentation for the TPPPA to remain in effect during ED's review of the change of ownership. On March 11, 2025, CCMCC provided additional financial information requested by ED.

CCMCC's TPPPA contains conditions on its participation in the Title IV Programs that are typically imposed by ED when a change of ownership occurs. These conditions include restrictions on growth (e.g., the addition of new programs and locations, increase in credential level, change in program length), bi-weekly and monthly financial reporting, and a reporting requirement related to certain types of student complaints. If CCMCC does not timely comply with these reporting requirements, or its reports contain information of concern to ED, ED may request further information from CCMCC or the Company or take action against CCMCC or the Company.

We cannot predict the timing or outcome of ED's review of the change of ownership of CCMCC. The time required for ED to act on such an application for approval of a change of ownership resulting in a change of control may vary substantially. ED recertification of an institution following a change of control will be on a provisional basis if ED approves the institution's application and could contain restrictions or conditions depending on the outcome of its review of the institution under the new ownership including its administrative capability and financial stability.

The approval processes for state and accrediting agencies vary in scope and timing with some agencies requiring approval prior to the acquisition and others not conducting their review until after the acquisition has taken place. With regard to the agencies that accredit CCMCC and CCMCC Online, authorize them to operate in the state of California, or approve their programs:

- **California Bureau for Private Postsecondary Education ("BPPE")**: Institutions that are licensed by BPPE by means of accreditation, like CCMC, are required to notify BPPE of the change within 30 days of the change and demonstrate that the substantive change was made in accordance with the institution's accreditation standards. CCMCC submitted an Application for a Change of Business Organization/Control/Ownership to BPPE on January 16, 2025 which included ACCET's approval of the change of ownership. By letter dated January 31, 2025, BPPE approved CCMCC to operate under its new ownership.

- **Accrediting Council for Continuing Education and Training ("ACCET")**: ACCET accreditation standards require that institutions undergoing a change in ownership or control submit notice at least ten days prior to a prospective agreement for the change. ACCET also requires submission of an application for approval of the change in ownership or control within ten days following the change. CCMCC submitted the application on December 27, 2024. By letter dated January 15, 2025, ACCET provisionally reinstated CCMCC's accreditation following the change in ownership, and by letter dated September 4, 2025, ACCET granted final approval of the change of ownership.

- **California State Approving Agency for Veterans Education ("CSAAVE")**: CSAAVE requires approved institutions to make a post-change submission to CSAAVE for approval of the change when there has been a material change to the institution's current approval. CCMCC provided notice to CSAAVE of the change on November 12, 2024, and submitted the change of ownership forms. On April 28, 2025, CCMCC provided additional information to CSAAVE regarding its reapproval and on May 1, 2025, CSAAVE approved the application.

- **Accreditation Bureau of Health Education Schools ("ABHES")**: ABHES requires institutions that hold ABHES programmatic accreditation to notify it of any change in organizational oversight or legal structure, and to submit a completed application for change in legal status, ownership, or control within five days after the change. CCMCC submitted the application on December 23, 2024. By letter dated January 29, 2025, ABHES approved the change in ownership.

- **California Board of Vocational Nursing and Psychiatric Technicians ("BVNPT")**: BVNPT instructed CCMCC to submit formal notification of the change of ownership after receiving BVNPT's approval to admit a new class of students. CCMCC received such approval on February 4, 2025 and submitted the required form for the change of ownership on February 12, 2025, and is awaiting approval.

- **California Department of Public Health, Laboratory Field Services ("CDPH")**: CDPH requires certain training programs undergoing a change of ownership to notify CDPH within 30 days after the change has occurred and submit a new application package. CCMCC notified CDPH of the change and submitted the application on February 6, 2025, and is awaiting approval.

If agencies require us to obtain other approvals in connection with the CCMCC Transaction, we will be required to undergo an application process for approvals from the applicable agencies and could be subject to conditions or restrictions (or loss of approval) depending on the outcome of the approval process. If any applicable agencies determine that we did not follow required procedures in providing notification and seeking approval of the CCMCC Transaction, or if any agencies do not approve the CCMCC Transaction, we could be subject to sanctions by the applicable agencies including loss of CCMCC's approvals from these agencies.

Other types of transactions could constitute a change in ownership and control that requires the institution to obtain approvals from ED and applicable state and accrediting agencies in order to remain eligible to participate in the Title IV Programs and continue to operate as an accredited institution in the states where the institution operates.

In addition to school acquisitions, other types of transactions can also cause a change of control. ED, most of our state education agencies, our accreditors, and other regulators have standards pertaining to the change of control of schools, but these standards are not uniform. ED regulations describe some transactions that constitute a change of control, including the transfer of a controlling interest in the voting stock of an institution or the institution's parent corporation including our Company. A significant purchase or disposition of our common stock could be determined by ED to be a change of control under this standard. On October 28, 2022, ED published a final rule revising its change in ownership regulations, which became effective July 1, 2023. The new requirements, such as requiring notice to ED and current and prospective students at least 90 days prior to a change in ownership, could make it more difficult to execute a change in ownership or an acquisition, which could make it less desirable to acquire an ownership interest in our Company, or which could result in conditions or restrictions as a result of a transaction involving us or an acquired institution. In addition, ED's revisions to its financial responsibility standards published on October 31, 2023 and effective July 1, 2024 impose additional financial tests, and potentially additional letter of credit requirements, related to changes in ownership.

Most of our state education agencies, our accreditors, and other regulators include the sale of a controlling interest of common stock in the definition of a change of control although some agencies could determine that the sale or disposition of a smaller interest would result in a change of control. A change of control under the definition of one of these agencies would require the affected school to reaffirm its state authorization, accreditation, or other approval. Some agencies would require approval prior to a sale or disposition that would result in a change of control in order to maintain authorization or accreditation. The requirements to obtain such reaffirmation from the states and our accreditors vary widely.

ED requires institutions to periodically report changes in ownership even when a change does not result in a change in control or require ED approval. While ED's regulations require reporting of owners holding at least a five percent ownership interest (as well as changes representing at least 5% but under 25% on a quarterly basis or sooner if the institution plans to undergo a change in ownership), the recently implemented overhaul of ED's electronic application system through which institutions report ownership requests a disclosure of all owners regardless of their ownership percentage. The new electronic application also requests granular detail about reported owners. We may not have access to contemporaneous ownership information given the day-to-day fluctuations of trading on the public market. Access to information regarding Non-Objecting Beneficial Owners is expensive and this information is typically not current by the time obtained. Moreover, we cannot predict whether investors will timely report investments such that we could access accurate beneficial ownership information and even if investors do comply with reporting requirements, certain passive investors would not typically be reported until 45 days following our fiscal year end. We are as yet uncertain regarding our ability to timely obtain ownership information and timely report this information to ED. Failure to timely report ownership changes could result in adverse action by ED, or conditions or restrictions imposed by ED on one or more of our institutions.

Our institutions may encounter difficulty timely identifying and reporting to ED on the electronic application for each of our institutions' several hundred owners. Integrity may also encounter additional difficulty reporting ownership given ED has not yet approved the prior change in control of Integrity and, as a result, we could encounter difficulty obtaining access to the electronic application. ED has informed us that it only will require us to report owners with a five percent or greater ownership interest in the Company although this guidance could change in the future and we could encounter difficulty identifying and timely reporting owners under current or future ED guidance. Our institutions will also be required to timely report any additional changes to ownership percentages and given the frequency such changes can occur for a publicly traded company, we may have difficulty timely complying with ED's reporting requirements. These difficulties could result in adverse action by ED, or conditions or restrictions imposed by ED on one or more of our institutions.

If we decide to issue preferred stock or additional common stock in the future, this issuance could result in a change in ownership or control requiring regulatory approval. ED considers both control rights and beneficial ownership interest among other factors when evaluating whether a change in ownership resulting in a change in control has occurred. Similarly, changes to our board of directors or the right to appoint directors could result in a change in ownership or control requiring regulatory approval.

We have verified that most of our education regulators and accreditors do not treat the initial public offering as a change in ownership or control requiring agency approval. If agencies require us to obtain approvals in connection with the initial public offering, we will be required to undergo an application process for approvals from the applicable agencies and could be subject to conditions or restrictions depending on the outcome of the approval process. If an agency notified us that we moved forward with the initial public offering without making or obtaining required pre-closing notices and approvals prior to the initial public offering, we could be subject to sanctions by the applicable agencies including loss of our approvals from these agencies. On July 30, 2024, ED provided written confirmation the offering as described would not constitute a change of control under its regulations. However, subsequent offerings, transactions or other events could be deemed to be a change of control in the future.

With regard to the agencies that institutionally accredit our institutions or authorize them to operate in the state of California:

● **BPPE**: BPPE regulations require that institutions that are authorized based on their accredited status and which undergo a change in ownership timely submit notice of such change with accompanying documentation to demonstrate that the change was made in accordance with the applicable accreditation standards. On August 8, 2024, BPPE responded to our request for guidance regarding a potential change of ownership process and stated that it would look to the determinations of ABHES and ACCET with respect to the initial public offering. As described below, ABHES and ACCET have provided written confirmation that the initial public offering as described would not constitute a change in legal status, ownership or control under the respective standards. Based on those responses from ABHES and ACCET, we sought confirmation that our institutions need not undergo an approval process with BPPE prior to the offering, and BPPE confirmed on September 11, 2024 that the initial public offering would not be viewed as a change in control and would not require approval from BPPE.
● **ABHES**: ABHES accreditation standards require that institutions undergoing a change in legal status, ownership or control submit an application for approval of the change at least 90 days in advance, and that ABHES must approve the change before it takes place. ABHES accreditation standards also require institutions undergoing a change in legal status, ownership or control to submit an additional application within five days after the change, which would also be subject to ABHES approval. We requested guidance from ABHES regarding whether the initial public offering as described will constitute a change in in legal status, ownership or control for the purposes of its accreditation standards. On August 12, 2024, ABHES provided written confirmation that the initial public offering as described would not constitute a change in legal status, ownership or control under its standards.
● **ACCET**: ACCET accreditation standards require that institutions undergoing a change in ownership or control submit a notice at least ten days prior to such a change, and further submit an application for approval of such a change within ten days following the change. We requested guidance from ACCET regarding whether the initial public offering as described will constitute a change in ownership or control under its accreditation standards and confirmation no approval would be required from ACCET. On September 6, 2024, ACCET provided written confirmation that the initial public offering as described would not constitute a change in ownership or control under its standards.

The California Board of Registered Nursing requires pre-closing approval of a change of ownership before it occurs and requires post-closing approval of a change in organizational structure. We requested confirmation from the California Board of Registered Nursing that the initial public offering as described will not be treated as a change in ownership that requires approval before the offering occurs, but have not received a determination from the agency. If the California Board of Registered Nursing determines we were required to obtain the agency's approval prior to the initial public offering under its statutes, rules or standards, then, as noted above, we could be subject to sanctions by this agency including potential loss of our approval.

We are in the process of initiating communications with our education regulators and accreditors on this subject and have not received responses as to whether they will treat the initial public offering as a change in ownership or control requiring agency approval. If we are required to go through a change of ownership and/or control review process with these agencies, one or more of these agencies could impose additional conditions or restrictions or delay or decline to issue an approval. If an agency does not require us to go through a change of ownership and/or control review process, we may be required to submit notices or other information to the agency which could result in further scrutiny or inquiries by the agency.

A change of control could occur as a result of future transactions in which the Company or our institutions are involved. Some corporate reorganizations and some changes in the board of directors of the Company are examples of such transactions. Once we become a publicly traded corporation, ED regulations provide that a change of control also could occur in one of at least two ways: (a) if a person acquires ownership and control of the corporation so that the corporation is required to file a Current Report on Form 8-K with the Securities and Exchange Commission disclosing the change of control or (b) if the corporation has a shareholder that owns at least 25% of the total outstanding voting stock of the corporation and is the largest shareholder of the corporation, and that shareholder ceases to own at least 25% of such stock or ceases to be the largest shareholder. These standards are subject to interpretation by ED.

Moreover, the potential adverse effects of a change of control could influence future decisions by us and our stockholders regarding the sale, purchase, transfer, issuance or redemption of our stock. In addition, the adverse regulatory effect of a change of control also could discourage bids for shares of our common stock and could have an adverse effect on the market price of our shares.

Our failure to comply with laws and regulations regarding prohibited misrepresentation could result in sanctions, liabilities or litigation that could have an adverse effect on our business and results of operations.

ED's regulations prohibit an institution that participates in the Title IV Programs from engaging in misrepresentations regarding the nature of its educational programs, financial charges, graduate employability or its relationship with ED. A "misrepresentation" includes any false, erroneous, or misleading statement (whether made in writing, visually, orally, or through other means) that is made by an eligible institution, by one of its representatives, or by a third party that provides to the institution educational programs, marketing, advertising, recruiting, or admissions services and that is made to a student, prospective student, any member of the public, an accrediting or state agency, or to ED. If ED determines that one of our institutions has engaged in "substantial misrepresentation," ED may impose sanctions or other conditions upon the institution including, but not limited to, initiating an action to fine the institution or limit, suspend, or terminate its eligibility to participate in the Title IV Programs and may seek to discharge students' loans and impose liabilities upon the institution. ED defines a "substantial misrepresentation" to include any misrepresentation on which the person to whom it was made could reasonably be expected to rely, or has reasonably relied, to that person's detriment. The definition of "substantial misrepresentation" is broad and, therefore, it is possible that a statement made by the institution or one of its service providers or representatives could be construed by ED to constitute a substantial misrepresentation. Other federal agencies, state agencies, and accrediting agencies have similar rules that prohibit certain types of misrepresentations or unfair marketing and advertising practices by us or others on our behalf on a variety of subjects including, without limitation, the accuracy and substantiation of rates of graduation, job placement, and passage of occupational licensure examinations. Noncompliance with these requirements could result in sanctions, liabilities, or third-party litigation that could have an adverse effect on our business and results of operations. ED published a final rule on November 1, 2022 which expanded the scope of prohibited misrepresentations, and which also prohibits certain types of conduct with respect to the recruitment of students. The adoption and implementation of new regulations could lead to findings of noncompliance and result in liabilities and other sanctions that could have an adverse effect on our business and results of operations.

In addition, the FTC has indicated an increased focus on direct or implied misrepresentations. For example, on October 6, 2021, the FTC issued letters including a "Notice of Penalty Offenses Concerning Deceptive or Unfair Conduct in the Education Marketplace" to 70 institutions of higher education, but not any of our institutions. These letters were meant to place the recipients on actual notice of conduct the FTC previously found to violate the Federal Trade Commission Act. This conduct included several categories of direct or implied misrepresentations made by proprietary schools. These letters may reflect an increased interest by the FTC in monitoring schools in the for-profit proprietary school sector, including our schools. If our institutions fail to comply with an FTC statute or rule or are found to have committed misconduct determined to be unfair, deceptive, or otherwise improper, we and our institutions could face civil penalties, injunctions, or other remedies available to the FTC.

If our institutions fail to comply with regulations regarding accurate and timely refunds and returns of Title IV Program funds in connection with students who withdraw from their programs, we could be subject to liabilities and sanctions.

An institution participating in the Title IV Programs must calculate the amount of unearned Title IV Program funds that have been disbursed to students who withdraw from their educational programs before completing them, and must return those unearned funds to ED in a timely manner, which is generally within 45 days from the date the institution determines that the student has withdrawn. The failure to timely return funds can result in liabilities or sanctions.

If an institution is cited in an audit or program review for late returns of Title IV Program funds for 5% or more of the pertinent students within the audit or program review sample, or if an audit identifies a material weakness in the institution's report on internal controls relating to the return of unearned Title IV Program funds, the institution may be required to post a letter of credit in favor of ED in an amount equal to 25% of the total amount of Title IV Program funds that should have been returned for students who withdrew in the institution's prior fiscal year. Neither HDMC nor CCC has received such a finding in either of the two most recently completed annual Title IV Program compliance audits submitted to ED. On January 30, 2024, due to a failure to timely return unearned Title IV Program funds to ED, Integrity was required to submit an acceptable form of financial protection for 25% of the refunds that were made for the fiscal year ended June 30, 2023 in the amount of $18,828.

In January through March 2024, ED conducted negotiated rulemaking to prepare proposed regulations on several topics including the rules pertaining to returns of Title IV Program funds. On July 24, 2024, ED promulgated proposed amended regulations related to return of Title IV calculations. ED published the final regulations on January 3, 2025, with a general effective date of July 1, 2026. The regulations codify ED's guidance requiring the date of determination of withdrawal to be documented within 14 days after the student's last date of attendance for institutions that take attendance; remove the option for clock-hour programs to use the "cumulative" method to calculate Title IV earned; and changes Return of Title IV calculations amended for programs offered in modules. We are evaluating whether and the extent to which the new regulations may negatively impact our performance of return of Title IV.

If our institutions open new campuses or add or change new educational programs, we may be required to obtain approvals from ED and our state and accrediting agencies.

For-profit educational institutions must be authorized by their state education agencies and be fully operational for two years before applying to ED to participate in the Title IV Programs. However, an institution that is certified to participate in the Title IV Programs may establish an additional location and apply to participate in the Title IV Programs at that location without reference to the two-year requirement, if such additional location satisfies all other applicable ED eligibility requirements. Our expansion plans are based, in part, on our ability to open new schools as additional locations of our existing institutions and are dependent upon ED's timely review and approval of new campuses. Effective July 1, 2024, ED has discretion to condition the participation of provisionally certified schools by restricting or limiting the addition of new programs or locations. If ED chose to impose such a condition on one or more of our institutions, that could negatively impact our expansion plans.

A student may use Title IV Program funds only to pay the costs associated with enrollment in an eligible educational program offered by an institution participating in the Title IV Programs. Generally, unless otherwise required by ED or regulation, an institution that is eligible to participate in the Title IV Programs may add a new educational program without ED approval. Institutions that are provisionally certified may be required to obtain approval of certain educational programs. Our Integrity and CCMCC institutions are provisionally certified and required to obtain prior ED approval of new locations and educational programs. If an institution erroneously determines that an educational program is eligible for purposes of the Title IV Programs, the institution would likely be liable for repayment of Title IV Program funds provided to students in that educational program. Our expansion plans are based, in part, on our ability to add new educational programs at our existing schools and make periodic updates to our programs.

In addition to ED, some of the state education agencies and our accreditors also have requirements that may affect our schools' ability to open a new campus, establish an additional location of an existing institution or add or change educational programs. Approval by these agencies may be conditioned, delayed or denied and could be negatively impacted due to regulatory inquiries or reviews and any adverse publicity relating to such matters or the industry generally.

If our students' access to financial aid from state sources, from federal sources other than the Title IV Programs, or from alternative loan programs is lost or reduced, it could impact our results of operations.

Some of our students receive financial aid from federal sources other than the Title IV Programs, such as programs administered by the U.S. Department of Veterans Affairs and under the Workforce Innovation and Opportunity Act. In addition, some of our students receive state financial aid in the form of grants, loans or scholarships. The eligibility and compliance requirements for these federal and state financial aid programs are extensive and vary among the funding agencies and by program. Our failure to comply with legal requirements applicable to federal and state financial assistance programs could result in repayment liabilities, sanctions, or loss of eligibility to participate in those programs which could impact our results of operations and also impact our compliance with ED's 90/10 Rule which requires our institutions to generate revenues from sources other than the Title IV Programs and other federal financial assistance.

States that provide financial aid to our students face budgetary constraints, which in certain instances has reduced the level of state financial aid available to our students. Due to state budgetary shortfalls and constraints in certain states in which we operate, the overall level of state financial aid for our students could decrease in the near term, but we cannot predict how significant any such reductions will be or how long they will last. Federal budgetary shortfalls and constraints, or decisions by federal lawmakers to limit or prohibit access by our institutions or their students to federal financial aid, could result in a decrease in the level of federal financial aid for our students.

Under the WIOA, institutions currently must report data regarding credential attainment rates, job placement rates and other information and may be required to meet negotiated performance goals set by the state agency administering WIOA funds. Members of Congress have made proposals to reauthorize WIOA but no reauthorization bills have been passed. If passed, proposals to reauthorize WIOA that increase requirements or impose penalties could impact our schools.

If our participating institutions and their programs were to not meet other WIOA requirements, they would risk losing eligibility to participate in the program. Further, reauthorization of the WIOA could result in changes to the process for determining funding for its programs, which could affect our institutions' revenues.

In addition to the Title IV Programs and other government-administered programs, all our schools participate in alternative loan programs for their students. Alternative loans fill the gap between what the student receives from all financial aid sources and what the student may need to cover the full cost of his or her education. We also extend credit for tuition and fees to students that attend our campuses. We are required to comply with applicable federal and state laws related to certain consumer and educational loans and credit extensions and education financing and are subject to review by federal and state agencies responsible for overseeing compliance with these requirements. Our failure to comply with these requirements could result in repayment liabilities, sanctions, investigations or litigation which could impact our results of operations.

On January 20, 2022, the CFPB announced its intent to examine the operations of postsecondary schools that extend private loans directly to students. Accompanying this announcement was an update to the CFPB's Examination Procedures to now require CFPB examiners to review several aspects of educational loans including enrollment restrictions, withholding transcripts, improper accelerated payments, failure to issue refunds, and improper lending relationships. In May 2025, the CFPB indicated it would deprioritize regulation of student loans. Failure to comply with applicable laws and requirements could result in repayment liabilities, sanctions, investigations or litigation which could impact our operations. If the CFPB prioritizes regulation of student loans in the future, the likelihood of these results would increase.

Government and regulatory agencies and third parties may conduct compliance reviews and audits or bring actions against us that could result in monetary liabilities, injunctions, loss of eligibility for the Title IV Programs or other adverse outcomes.

Because we operate in a highly regulated industry, we are subject to compliance reviews and audits as well as claims of noncompliance and lawsuits by government agencies, regulatory agencies and third parties. Our institutions are subject to audits, program reviews, site visits and other reviews by various federal and state regulatory agencies, including, but not limited to, ED, ED's Office of Inspector General, state education agencies and other state regulators, the U.S. Department of Veterans Affairs and other federal agencies and by our accrediting agencies. In addition, each of our institutions must retain an independent certified public accountant to conduct an annual audit of the institution's administration of Title IV Program funds. Each of our institutions must submit the resulting audit report to ED for review.

If one of our institutions fails to comply with accrediting or state licensing requirements, such school and its main and/or branch campuses and educational programs could be subject to the loss of state licensure or accreditation, which in turn could result in a loss of eligibility to participate in the Title IV Programs. If ED or another agency determined that one of our institutions improperly disbursed Title IV Program funds or other financial assistance funds or violated a provision of the HEA or ED regulations, the institution could be required to repay such funds and related costs to ED or other agencies, and could be assessed an administrative fine or subject to other sanctions including loss of eligibility to participate in the impacted financial assistance program. ED could also place the institution on provisional certification status and/or transfer the institution to the reimbursement or cash monitoring system of receiving Title IV Program funds, under which an institution must disburse its own funds to students and document the students' eligibility for Title IV Program funds before receiving such funds from ED. It could also impose letters of credit, restrict participation, or take actions such as suspensions or emergency actions.

Significant violations of Title IV Program requirements by us or any of our institutions could be the basis for ED to limit, suspend, terminate, revoke, or decline to renew the participation of the affected institution in the Title IV Programs or to seek civil or criminal penalties. We and our institutions are also subject to claims and lawsuits relating to regulatory compliance brought not only by federal and state regulatory agencies and our accrediting bodies, but also by third parties, such as present or former students or employees and other members of the public.

If the result of any pending or future proceeding, lawsuit, audit, review, or investigation is unfavorable to us, we may be required to pay money damages or be subject to fines, limitations, conditions, loss of Title IV Program funding and eligibility for other financial assistance programs, loss of accreditation or state authorization, injunctions or other penalties which could impact our results of operations. Even if we adequately address issues raised by an agency review or successfully defend a lawsuit or claim, we may have to divert significant financial and management resources from our ongoing business operations to address issues raised by those actions. Claims and lawsuits brought against us may damage our reputation or adversely affect our stock price, even if such actions are eventually determined to be without merit.

The failure of any of our institutions to detect and prevent financial aid fraud could result in liabilities, loss of accreditation or Title IV eligibility, or third-party claims.

Institutions must detect and prevent financial aid fraud attempts. For example, ED requires institutions to maintain systems to identify conflicting information that affects a student's eligibility for financial aid and resolve it before disbursing aid. ED also requires institutions to report suspicions of fraud to the ED's Office of the Inspector General. If our efforts to detect and prevent financial aid fraud are unsuccessful or found to be deficient, it could lead to a finding of noncompliance with Title IV requirements, accreditation standards, or other agencies, and could result in liabilities, loss of accreditation or Title IV eligibility, as well as third-party claims.

Risks Related to Our Business

If we fail to comply with the rules under Sarbanes-Oxley related to accounting controls and procedures in the future, or, if we discover material weaknesses and other deficiencies in our internal control and accounting procedures, our stock price could decline significantly and raising capital could be more difficult.

Section 404 of Sarbanes-Oxley Act of 2002, as amended ("Sarbanes-Oxley"), requires annual management assessments of the effectiveness of our internal control over financial reporting. If we fail to comply with the rules under Sarbanes-Oxley related to disclosure controls and procedures in the future, or, if we discover material weaknesses and other deficiencies in our internal control and accounting procedures, our stock price could decline significantly and raising capital could be more difficult. If material weaknesses or significant deficiencies are discovered or if we otherwise fail to achieve and maintain the adequacy of our internal control, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of Sarbanes-Oxley. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to helping prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our common stock could drop significantly.

Our financial performance depends on the level of student enrollment in our institutions.

Stagnant wage growth and heightened financial worries could continue to affect the willingness of students to incur loans to pay for postsecondary education and to pursue postsecondary education in general. An improving economy and improving job prospects may lead prospective students to choose to work rather than to pursue postsecondary education. Our enrollments could suffer from any of these circumstances.

Enrollment of students at our institutions is impacted by many of the regulatory risks discussed above and business risks discussed below, many of which are beyond our control. If the costs of Title IV loans increase and if availability of alternate student financial aid decreases, students may decide not to enroll in a postsecondary institution, including our institutions. We could experience decreasing enrollments in our institutions due to changing demographic trends in family size, overall declines in enrollment in postsecondary institutions or in for-profit institutions, job growth in fields unrelated to our core disciplines, immigration and visa laws, or other societal factors.

Reduced enrollments at our institutions, for any of the reasons mentioned or otherwise, may reduce our profitability and is likely to have a negative impact on our business, results of operation, financial condition and cash flows, which, depending on the level of the decline, could be material.

We compete with a variety of educational institutions and if we are unable to compete effectively, our total student enrollment and revenue could be adversely impacted.

The postsecondary education industry is highly fragmented and increasingly competitive. Our institutions compete with traditional public and private two-year and four-year colleges and universities, other for-profit institutions, and alternatives to higher education, such as immediate employment and military service. Some public and private institutions charge lower tuition for courses of study similar to those offered by our institutions due, in part, to government subsidies, government and foundation grants, tax-deductible contributions and other financial resources not available to for-profit institutions, and this competition may increase if additional subsidies or resources become available to those institutions. For example, a typical community college is subsidized by local or state government and, as a result, tuition rates for associate degree programs are much lower at community colleges than at our institutions. Both the federal government and several states have proposed programs to enable residents to attend public institutions and community colleges for free. Our competitors may have substantially greater brand recognition and financial and other resources than we have or may be subject to fewer regulatory burdens on enrollment and financial aid processes, which may enable them to compete more effectively for potential students. An increase in competition could affect the success of our recruiting efforts or cause us to reduce our tuition rates and increase our marketing and other recruiting expenses, which could adversely impact our profitability and cash flows.

Our financial performance depends on our ability to develop awareness among, and enroll and retain, students in our institutions and programs in a cost effective manner.

If our institutions are unable to successfully market and advertise their educational programs, our institutions' ability to attract and enroll prospective students in those programs could be adversely affected. We have been investing in initiatives to improve student experiences, retention and academic outcomes. If these initiatives do not succeed, our ability to attract, enroll and retain students in our programs could be adversely affected. Consequently, our ability to increase revenue or maintain profitability could be impaired. Some of the factors that could prevent us from successfully marketing our institutions and the programs that they offer include, but are not limited to: student or employer dissatisfaction with educational programs and services; diminished access to prospective students; our failure to maintain or expand our brand names or other factors related to our marketing or advertising practices; FTC restrictions on contacting prospective students, Internet, mobile phone and other advertising and marketing media; costs and effectiveness of Internet, mobile phone and other advertising programs; and changing media preferences of our target audiences.

Our business is subject to fluctuations caused by seasonality or other factors beyond our control, which may cause our operating results to fluctuate from quarter to quarter.

We have experienced, and expect to continue to experience, seasonal fluctuations in our revenues and results of operations, primarily due to seasonal changes in student enrollments. We generally experience a seasonal increase in new enrollments during the first quarter of our fiscal year, as well as during the third quarter each year, when most other colleges and universities begin their fall semesters and subsequent to holiday break. While we enroll students throughout the year, our second quarter revenue generally is lower than other quarters due to the holiday season. Other factors beyond our control, such as special events that take place during a quarter when our student enrollment would normally be high, may have a negative impact on our student enrollments. We expect quarterly fluctuations in our revenues and results of operations to continue. These fluctuations could result in volatility and adversely affect our operations from one quarter to the next.

If we are unable to successfully resolve future litigation and regulatory and governmental inquiries involving us, or face regulatory actions or litigation, our financial condition and results of operations could be adversely affected.

From time to time, we and certain of our current and former directors and executive officers may become named as defendants in various lawsuits, investigations and claims covering a range of matters, including, but not limited to, violations of the federal securities laws, breaches of fiduciary duty and claims made by current and former students and employees of our institutions. Claims may include *qui tam* actions filed in federal court by individual plaintiffs on behalf of themselves and the federal government alleging violations of the False Claims Act. *Qui tam* actions are filed under seal and remain under seal until the government decides whether it will intervene in the case. If the government elects to intervene in an action, it assumes primary control of that matter; if the government elects not to intervene, then individual plaintiffs may continue the litigation at their own expense on behalf of the government.

We and our institutions may also become subject to audits, compliance reviews, inquiries, investigations, claims of non-compliance and litigation by ED, federal and state regulatory agencies, accrediting agencies, state attorney general offices, present and former students and employees, and others that may allege violations of statutes, regulations, accreditation standards, consumer protection and other legal and regulatory requirements applicable to us or our institutions. If the results of any such audits, reviews, inquiries, investigations, claims, or actions are unfavorable to us, we may be required to pay monetary damages or be subject to fines, operational limitations, loss of federal funding, injunctions, undertakings, additional oversight and reporting, or other civil or criminal penalties.

Even if we maintain compliance with applicable governmental and accrediting body regulations, regulatory scrutiny or adverse publicity arising from allegations of non-compliance may increase our costs of regulatory compliance and adversely affect our financial results, growth rates and prospects. For example, Congressional hearings and investigations by state attorneys general, CFPB, FTC, or other federal, state, or accrediting agencies affecting for-profit institutions may spur plaintiffs' law firms or others to initiate additional litigation against us and other for-profit education providers.

We are subject to a variety of other claims and litigation that arise from time to time alleging non-compliance with or violations of state or federal regulatory matters including, but not limited to, claims involving students, graduates and employees. In the event the extensive changes in the overall federal and state regulatory construct results in additional statutory or regulatory bases for these types of matters, or other events result in more of such claims or unfavorable outcomes to such claims, there exists the possibility of a material adverse impact on our business, reputation, financial position, cash flows and results of operations for the periods in which the effects of any such matter or matters becomes probable and reasonably estimable. In addition, federal and other regulatory limitations on the use of pre-dispute resolution clauses and class action waivers in student enrollments agreements may result in increased litigation costs.

We cannot predict the ultimate outcome of these and future matters and may incur significant defense costs and other expenses in connection with them. We may be required to pay substantial damages or settlement costs in excess of our insurance coverage related to these matters. Government investigations and any related legal and administrative proceedings may result in the institution of administrative, civil injunctive or criminal proceedings against us and/or our current or former directors, officers or employees, or the imposition of significant fines, penalties or suspensions, or other remedies and sanctions. Any such costs and expenses could have a material adverse effect on our financial condition and results of operations and the market price of our common stock.

Our future financial condition and results of operations could be materially adversely affected if we are required to write down the carrying value of non-financial assets and non-financial liabilities, including long-lived assets, deferred tax assets and goodwill and intangible assets, such as our trade names.

In accordance with GAAP, we review our non-financial assets, including goodwill and indefinite-lived intangible assets, such as our trade names, for impairment on at least an annual basis. We test goodwill for impairment at the reporting unit level on an annual basis on June 30 for each fiscal year or more frequently if events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. If it is determined that the fair value is less than its carrying amount, the excess of the goodwill carrying amount over the implied fair value is recognized as an impairment loss. We evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, we compare the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made. On an interim basis, we review our assets and liabilities to determine if a triggering event had occurred that would result in it being more likely than not that the fair value would be less than the carrying amount for any of our reporting units or indefinite-lived intangible assets. Our estimates of fair value for these are based primarily on projected future results and expected cash flows consistent with our plans to manage the underlying businesses. However, should we encounter unexpected economic conditions or operational results or need to take additional actions not currently foreseen to comply with current and future regulations, the assumptions used to calculate the fair value of our assets, estimate of future cash flows, revenue growth, and discount rates, could be negatively impacted and could result in an impairment of goodwill or other long-lived assets which could materially adversely affect our financial condition and results of operations.

The loss of our key personnel could harm us.

Our future success depends largely on the skills, efforts and motivation of our executive officers and other key personnel, including LeeAnn Rohmann, our Chief Executive Officer, as well as on our ability to attract and retain qualified managers and our institutions' ability to attract and retain qualified faculty members and administrators. These transitions and loss of key personnel in the future could slow implementation of key initiatives, lead to changes in or create uncertainty about our business strategies or otherwise impact management's attention to operations. We face competition in attracting, hiring and retaining executives and key personnel who possess the skill sets and experiences that we seek. In particular, our performance is dependent upon the availability and retention of qualified personnel for our ongoing investments in our student support operations. Cost reduction measures due to declining enrollments, our recent operating losses and the negative publicity surrounding our industry make it difficult and more expensive to attract, hire and retain qualified and experienced personnel. In addition, key personnel may leave us and subsequently compete against us after any period they are contractually obligated not to pursue such activities. The loss of the services of our key personnel, or our failure to attract, integrate and retain other qualified and experienced personnel on acceptable terms and in a timely manner could adversely affect our results of operations or growth prospects.

We may be compelled to terminate programs due to regulatory considerations or declining enrollments and may incur additional costs and expenses, or fail to achieve anticipated cost savings and business efficiencies, associated with past or future exit or restructuring activities.

We must balance current student populations and projected changes in student population with appropriate levels of costs and investment in real estate and our online platforms. Changes in the economy, regulatory environment or our eligibility for Title IV Program funds or other federal and state student financial assistance may cause us to terminate programs. Closing facilities or other exit activities involve costs and expenses which can be significant. Actual costs and expenses involved in closing facilities or other exit activities may be higher than expected. Under ED regulations, students who attended a closed institution or a closed location of an institution may qualify for discharges of federal student loans and ED may impose the amount of loan discharges as liabilities on the institution or affiliated parties including us. Under ED regulations effective July 1, 2024, a discontinuation of programs or locations that enroll more than 25 percent of an institution's enrolled students can constitute a discretionary triggering event if ED determines the discontinuation is likely to have a significant adverse effect on the financial condition of the institution. The benefits anticipated from closing facilities, other exit activities or restructuring activities such as those involved in our transformation strategy may be less than anticipated due to a number of factors including unanticipated expenses in teaching out campuses and higher than expected lease costs. Negative trends in the real estate market could impact the costs related to teaching out campuses and the success of our initiatives to reduce our real estate obligations. Finally, our transformation strategy may not achieve the anticipated cost savings and business efficiencies.

Our financial performance depends, in part, on our ability to keep pace with changing market needs and technology.

Increasingly, prospective employers of students who graduate from our institutions demand that their new employees possess appropriate technological skills and also appropriate "soft" skills, such as communication, critical thinking and teamwork skills. These skills can evolve rapidly in a changing economic and technological environment, so it is important for our institutions' educational programs to evolve in response to those economic and technological changes. Current or prospective students or the employers of our graduates may not accept expansion of our existing programs, improved program content and the development of new programs. Even if our institutions are able to develop acceptable new and improved programs in a cost-effective manner, our institutions may not be able to begin offering them as quickly as prospective employers would like or as quickly as our competitors offer similar programs. If we are unable to adequately respond to changes in market requirements due to regulatory or financial constraints, rapid technological changes or other factors, our ability to attract and retain students could be impaired, the rates at which our graduates obtain jobs involving their fields of study could decline, and our results of operations and cash flows could be adversely affected.

Government regulations relating to the Internet could increase our cost of doing business or otherwise have a material adverse effect on our business.

The increasing popularity and use of the Internet and other online services has led and may lead to the adoption of new laws and regulatory practices in the United States or in foreign countries and to new interpretations of existing laws and regulations. These new laws and interpretations may relate to issues such as online privacy, copyrights, trademarks and service marks, sales taxes, fair business practices and the requirement that online education institutions qualify to do business as foreign corporations or be licensed in one or more jurisdictions where they have no physical location or other presence. New laws, regulations or interpretations related to doing business over the Internet could increase our costs and adversely affect enrollments.

We are subject to privacy and information security laws and regulations due to our collection and use of personal information, and any violations of those laws or regulations, or any breach, theft or loss of that information, could adversely affect our reputation and operations.

Our efforts to attract and enroll students result in us collecting, using and keeping substantial amounts of personal information regarding applicants, our students, their families and alumni, including social security numbers and financial data. We also maintain personal information about our employees in the ordinary course of our activities. Our services and those of our vendors and other information can be accessed globally through the Internet. We rely extensively on our network of interconnected applications and databases for day to day operations as well as financial reporting and the processing of financial transactions. Our computer networks and those of our vendors that manage confidential information for us or provide services to our students may be vulnerable to unauthorized access, inadvertent access or display, theft or misuse, hackers, computer viruses, or third parties in connection with hardware and software upgrades and changes. Such unauthorized access, misuse, theft or hacks could evade our intrusion detection and prevention precautions without alerting us to the breach or loss for some period of time or may never be detected. We have experienced malware and virus attacks on our systems which went undetected by our virus detection and prevention software. Regular patching of our computer systems and frequent updates to our virus detection and prevention software with the latest virus and malware signatures may not catch newly introduced malware and viruses or "zero-day" viruses, prior to their infecting our systems and potentially disrupting our data integrity, taking sensitive information or affecting financial transactions. Because our services can be accessed globally via the Internet, we may be subject to privacy laws in countries outside the U.S. from which students access our services, which laws may constrain the way we market and provide our services. While we utilize security and business controls to limit access to and use of personal information, any breach of student or employee privacy or errors in storing, using or transmitting personal information could violate privacy laws and regulations resulting in fines or other penalties. The adoption of new or modified state or federal data or cybersecurity legislation could increase our costs and/or require changes in our operating procedures or systems. A breach, theft or loss of personal information held by us or our vendors, or a violation of the laws and regulations governing privacy could have a material adverse effect on our reputation or result in lawsuits, additional regulation, remediation and compliance costs or investments in additional security systems to protect our computer networks, the costs of which may be substantial.

System disruptions and vulnerability from security risks to our online technology infrastructure could have a material adverse effect on our ability to attract and retain students.

For our campuses, the performance and reliability of program infrastructure is critical to their operations, reputation and ability to attract and retain students. Any computer system error or failure, significant increase in traffic on our computer networks, or any significant failure or unavailability of our computer networks, including, but not limited to, those as a result of natural disasters and network and telecommunications failures could materially disrupt our delivery of these programs. Any interruption to our institutions' computer systems or operations could have a material adverse effect on our total student enrollment, our business, financial condition, results of operations and cash flows.

Our computer networks may also be vulnerable to unauthorized access, computer hackers, computer viruses and other security threats. A user who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in our operations. Due to the sensitive nature of the information contained on our networks hackers may target our networks. We may be required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these breaches. We cannot ensure that these efforts will protect our computer networks against security breaches despite our regular monitoring of our technology infrastructure security.

Any general decline in Internet use for any reason, including security or privacy concerns, cost of Internet service or changes in government regulation, could result in less demand for online educational services and inhibit growth in our online programs.

We may incur liability for the unauthorized duplication or distribution of class materials posted online for class discussions.

In some instances our faculty members or our students may post various articles or other third-party content on class discussion boards or download third-party content to personal computers. We may incur claims or liability for the unauthorized duplication or distribution of this material. Any such claims could subject us to costly litigation and could impose a strain on our financial resources and management personnel regardless of whether the claims have merit.

We rely on proprietary rights and intellectual property in conducting our business, which may not be adequately protected under current laws, and we may encounter disputes from time to time relating to our use of intellectual property of third parties.

Our success depends in part on our ability to protect our proprietary rights. We rely on a combination of copyrights, trademarks, service marks, trade secrets, domain names and agreements to protect our proprietary rights. We may also rely upon service mark and trademark protection in the United States to protect our rights to our marks as well as distinctive logos and other marks associated with our services; however, any measures we may take may not be adequate, and we cannot be certain that we will be able to secure, appropriate protections for our proprietary rights. Unauthorized third parties may attempt to duplicate proprietary aspects of our curricula, online resource material and other content despite our efforts to protect these rights. Our management's attention may be diverted by these attempts, and we may need to use funds for lawsuits to protect our proprietary rights against any infringement or violation.

In addition, we may encounter disputes from time to time over rights and obligations concerning intellectual property, and we may not prevail in these disputes. Third parties may raise a claim against us alleging an infringement or violation of the intellectual property of that third party. Some third-party intellectual property rights may be extremely broad, and it may not be possible for us to conduct our operations in such a way as to avoid those intellectual property rights. Any such intellectual property claim could subject us to costly litigation and impose a significant strain on our financial resources and management personnel regardless of whether such claim has merit.

75

We may acquire other companies or technologies which could divert our management's attention, result in dilution to our shareholders and otherwise disrupt our operations and adversely affect our operating results.

We may in the future seek to acquire or invest in businesses, applications and services or technologies that we believe could complement or expand our services, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.

In addition, we do not have any experience in acquiring other businesses. If we acquire additional businesses, we may not be able to integrate the acquired personnel, operations and technologies successfully, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including:

- inability to integrate or benefit from acquired technologies or services in a profitable manner;

- unanticipated costs or liabilities associated with the acquisition;

- difficulty integrating the accounting systems, operations and personnel of the acquired business;

- difficulties and additional expenses associated with supporting legacy products and hosting infrastructure of the acquired business;

- difficulty converting the customers of the acquired business onto our platform and contract terms, including disparities in the revenue, licensing, support or professional services model of the acquired company;

- diversion of management's attention from other business concerns;

- adverse effects to our existing business relationships with business partners and customers as a result of the acquisition;

- the potential loss of key employees;

- use of resources that are needed in other parts of our business; and

- use of substantial portions of our available cash to consummate the acquisition.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our results of operations. Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. In addition, if an acquired business fails to meet our expectations, our operating results, business and financial position may suffer.

Risks Related to Our Common Stock

We are subject to the rules and regulation of the NYSE American and are required to comply with certain continued exchange listing standards and requirements or be subject to delisting.

We must meet certain financial and liquidity criteria to maintain the listing of our common stock on the NYSE American. If we fail to meet any of the NYSE American's continued listing standards or we violate NYSE American listing requirements, our common stock may be delisted. A delisting of our common stock from NYSE American may materially impair our shareholders' ability to buy and sell our common stock and could have an adverse effect on the market price of, and the efficiency of the trading market for, our common stock. The delisting of our common stock could significantly impair our ability to raise capital and the value of your investment.

Our stock price may be volatile, and you could lose all or part of your investment.

You should consider an investment in our common stock to be risky, and you should invest in our common stock only if you can withstand a significant loss and wide fluctuations in the market value of your investment. The trading price of our common stock may fluctuate substantially. This may be especially true for companies with a small public float. These fluctuations could cause you to lose all or part of your investment in our common stock. Some factors that may cause the market price of our common stock to fluctuate, in addition to the other risks mentioned in this "Risk Factors" section and elsewhere in this Annual Report on Form 10-K, are:

- actual or anticipated variations in our revenues, earnings, cash flow and changes or revisions of our expected results;

- announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

- announcements of new products, services and courses and expansions by us or our competitors;

- announcements of studies and reports relating to the quality of our product, service and course offerings or those of our competitors;

- changes in the performance or market valuations of other education companies;

- conditions in the education market;

- detrimental negative publicity about us, our competitors or our industry;

- additions or departures of key personnel;

- regulatory developments affecting us or our industry; and

- general economic or political conditions.

In addition, if the market for stocks in our industry or industries related to our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition and results of operations. Furthermore, in the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management's attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Future sales and issuances of our securities could result in additional dilution of the percentage ownership of our shareholders and could cause our share price to fall.

We expect that significant additional capital will be needed in the future to continue our planned operations, including research and development, increased marketing, hiring new personnel, commercializing our products, and continuing activities as an operating public company. To the extent we raise additional capital by issuing equity securities, our shareholders may experience substantial dilution. We may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing shareholders, and new investors could gain rights superior to our existing shareholders.

We do not intend to pay cash dividends.

While we have declared and paid cash dividends on our capital stock in 2023, we currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, the terms of any future debt or credit facility may preclude us from paying any dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of potential gain for the foreseeable future.

Market and economic conditions may negatively impact our business, financial condition, and share price.

Concerns over medical epidemics, energy costs, geopolitical issues, the U.S. mortgage market and a deteriorating real estate market, unstable global credit markets and financial conditions, tariffs and volatile oil prices have led to periods of significant economic instability, diminished liquidity and credit availability, declines in consumer confidence and discretionary spending, diminished expectations for the global economy and expectations of slower global economic growth, increased unemployment rates, and increased credit defaults in recent years. Our general business strategy may be adversely affected by any such economic downturns, volatile business environments and continued unstable or unpredictable economic and market conditions. If these conditions continue to deteriorate or do not improve, it may make any necessary debt or equity financing more difficult to complete, more costly, and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance, and share price and could require us to delay, curtail or abandon our business plans.

Our Bylaws provide that the Eighth Judicial District Court of Clark County, Nevada will be the sole and exclusive forum for substantially all disputes between the Company and its stockholders, which could limit stockholders' ability to obtain a favorable judicial forum for disputes with the Company or its directors, officers or employees.

Our Bylaws provide that unless the Company consents in writing to the selection of an alternative forum, the Eighth Judicial District Court of Clark County, Nevada shall be the sole and exclusive forum for state law claims with respect to: (i) any derivative action or proceeding brought in the name or right of the Company or on its behalf, (ii) any action asserting a claim for breach of any fiduciary duty owed by any director, officer, employee or agent of the Company to the Company or the Company's stockholders, (iii) any action arising or asserting a claim arising pursuant to any provision of Nevada Revised Statutes Chapters 78 or 92A or any provision of the Company's Articles of Incorporation or Bylaws ("Bylaws") or (iv) any action asserting a claim governed by the internal affairs doctrine, including, without limitation, any action to interpret, apply, enforce or determine the validity of the Company's Articles of Incorporation or Bylaws. This exclusive forum provision would not apply to suits brought to enforce any liability or duty created by the Securities Act of 1933, as amended ("Securities Act"), or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or its directors, officers, other employees or agents, which may discourage such lawsuits against the Company and its directors, officers, other employees and agents. Alternatively, if a court were to find the choice of forum provision contained in our Bylaws to be inapplicable or unenforceable in an action, the Company may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on the Company's business, results of operations, and financial condition.

Certain provisions of our Articles of Incorporation and Nevada law make it more difficult for a third party to acquire us and make a takeover more difficult to complete, even if such a transaction were in stockholders' interest.

Our Articles of Incorporation and the Nevada Revised Statutes ("NRS") contain certain provisions that may have the effect of making it more difficult or delaying attempts by others to obtain control of our company, even when these attempts may be in the best interests of our stockholders. For example, our Articles of Incorporation authorize us to issue up to 10 million shares of preferred stock. This preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by our board of directors without further action by stockholders. The terms of any series of preferred stock may include voting rights (including the right to vote as a series on particular matters), preferences as to dividend, liquidation, conversion and redemption rights and sinking fund provisions. The issuance of any preferred stock could materially adversely affect the rights of the holders of our common stock, and therefore, reduce the value of our common stock. In particular, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell our assets to, a third party and thereby preserve control by the present management. Provisions of our Articles of Incorporation, Bylaws and Nevada law also could have the effect of discouraging potential acquisition proposals or making a tender offer or delaying or preventing a change in control, including changes a stockholder might consider favorable. Such provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. In particular, our Articles of Incorporation, Bylaws and Nevada law, as applicable, among other things:

● provide the board of directors with the ability to alter the Bylaws without stockholder approval;

● establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings; and

● provide that vacancies on the board of directors may be filled by a majority of directors in office, although less than a quorum.

General Risk Factors

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research reports about our business, our stock price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business, our market and our competitors. If no or few securities or industry analysts cover our company, the trading price for our common stock would be negatively impacted. If one or more of the analysts who covers us downgrades our common stock or publishes incorrect or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our common stock could decrease, which could cause our stock price or trading volume to decline.

We are an "emerging growth company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our securities less attractive to investors.

We are an "emerging growth company," as defined in the JOBS Act. We will remain an "emerging growth company" for up to five years. We may take advantage of these provisions until the earlier of (i) the last day of our fiscal year following the fifth anniversary of the closing of our initial public offering, (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion or more, (iii) the date on which we are deemed to be a large accelerated filer, which means the market value of our equity securities that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, and (iv) the date on which we have issued more than $1.0 billion of non-convertible debt during the previous three-year period. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and being exempt from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Additionally, as an emerging growth company, we have elected to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As such, our financial statements may not be comparable to companies that comply with public company effective dates. We cannot predict if investors will find our shares less attractive because we may rely on these provisions. If some investors find our shares less attractive as a result, there may be a less active trading market for our shares and our share price may be more volatile.

Financial reporting obligations of being a public company in the U.S. are expensive and time-consuming, and our management will be required to devote substantial time to compliance matters.

As a publicly traded company we incur significant additional legal, accounting and other expenses. The obligations of being a public company in the U.S. require significant expenditures and place significant demands on our management and other personnel, including costs resulting from public company reporting obligations under the Exchange Act and the rules and regulations regarding corporate governance practices, including those under the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, and the listing requirements of the stock exchange on which our securities are listed. These rules require the establishment and maintenance of effective disclosure and financial controls and procedures, internal control over financial reporting and changes in corporate governance practices, among many other complex rules that are often difficult to implement, monitor and maintain compliance with. Moreover, despite recent reforms made possible by the JOBS Act, the reporting requirements, rules, and regulations will make some activities more time-consuming and costly, particularly after we are no longer an "emerging growth company" and/or a "smaller reporting company." Our management and other personnel will need to devote a substantial amount of time to ensure that we comply with all of these requirements and to keep pace with new regulations, otherwise we may fall out of compliance and risk becoming subject to litigation or being delisted, among other potential problems.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

We recognize the critical importance of maintaining the safety and security of our systems and data and we take a holistic approach to the oversight and management of cybersecurity and related risks. This approach is supported by our Board of Directors and management who are actively involved in the oversight of our risk management program.

Like all companies that utilize technology, we face significant cybersecurity threats that include, among other things, attempts to gain unauthorized access to sensitive student and employee information; attempts to compromise the integrity, confidentiality and/or availability of our systems, hardware and networks, and the information on them; insider threats; malware; ransomware; threats to the safety of our directors, officers and employees; and threats to our facilities, infrastructure and service. As cybersecurity threats may arise, the cybersecurity team focuses on responding to and containing the threat and minimizing any business impact, as appropriate. In the event of a perceived threat or possible cybersecurity incident, the cybersecurity team is trained to assess, among other factors, student safety impact, data and personal information impact, the possibility of business operations disruption, projected cost, if any, and potential for reputational harm, with support from external technical, legal and law enforcement support, as appropriate.

Management of the Company is responsible for overseeing our enterprise risk management. In that regard, management receives periodic updates, as appropriate (and no less frequently than annually), regarding the Company's cybersecurity risk management processes and the risk trends related to cybersecurity. Our Board of Directors, in coordination with the Audit Committee, shall review and discuss with management the Company's risks related to information security, including cybersecurity.

While we have experienced minor cybersecurity threats in the past, such as spear phishing or smishing (SMS phishing), to date no such threats have materially affected the Company or our financial position, results of operations and/or cash flows.

We continue to invest in the cybersecurity and resiliency of our networks and to enhance our internal controls and processes, which are designed to help protect our systems and infrastructure, and the information contained therein.

We maintain cybersecurity insurance coverage in amounts that we believe are adequate to address any incidents such as data destruction, extortion, theft, hacking, denial of service attacks and other such incidents.

For more information concerning the risks that we face from cybersecurity threats, please see Part I, Item IA, "Risk Factors".

ITEM 2. PROPERTIES

Our executive office, which we lease on a month-to-month basis, is located at 701 W Avenue K, Suite 123, Lancaster, CA 93534. We lease property in California for academic operations, corporate functions, enrollment services and student support services. Below is a table summarizing our leased properties as of June 30, 2025:

Number of Buildings	Location	Total Square Footage	Lease Expiration
1	Bakersfield, CA	26,515	2026
1	Lancaster, CA	28,316	2025
1	Temecula, CA	16,852	2031
2	Salinas, CA	47,892	2027 & 2032
1	Pasadena, CA	8,879	2025 & 2027
1	Antioch, CA	32,235	2035

Our facilities are utilized consistent with management's expectations, and we believe such facilities are suitable and adequate for current requirements and that additional space can be obtained on commercially reasonable terms to meet any future requirements.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. Litigation is subject to inherent uncertainties and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that will have, individually or in the aggregate, a material adverse effect on our business, financial condition or operating results.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

On September 27, 2024, our common stock began trading on the NYSE American LLC under the symbol "LGCY." Prior to that time, there was no public market for our common stock.

Stockholders

As of September 22, 2025, there were approximately 31 stockholders of record of our common stock. The actual number of holders of our common stock is greater than this number of record holders, and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers or held by other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

Dividend Policy

While we have previously paid cash dividends on our capital stock, we do not anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain future earnings to fund ongoing operations and future capital requirements. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon financial condition, results of operations, capital requirements and such other factors as the board of directors deems relevant.

Recent Sales of Unregistered Securities

In August 2024, we issued 76,000 shares of common stock upon exercise of options.

On December 18, 2024, we issued 118,906 shares of our common stock to Equiniti Trust Company, LLC ("Equiniti"), as escrow agent for CCMCC, pursuant to the that certain Stock Escrow Agreement by and among the Buyer, CCMCC and Equiniti dated as of December 18, 2024.

The issuances above were made pursuant to Section 4(a)(2) of the Securities Act.

Issuer Purchases of Equity Securities

None.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

You should read the following discussion and analysis of our financial condition and plan of operations together with and our accompanying consolidated financial statements and the related notes appearing elsewhere in this Annual Report on Form 10-K. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section titled "Risk Factors" included elsewhere in this Annual Report on Form 10-K. All amounts in this report are in U.S. dollars, unless otherwise noted.

Overview

We provide career-focused, post-secondary education services to students at all stages of adult life, from recent high school graduates to working parents, through our accredited academic institutions: High Desert Medical College, which we acquired in July 2010, Central Coast College, which we acquired in January 2019, Contra Costa Medical Career College, which we acquired in December 2024, and Integrity College of Health. On December 31, 2019, we entered into a Membership Interest Purchase Agreement with the sole member of Integrity. We purchased from the sole member of Integrity on that date 24.5% of her interest and obtained an exclusive option to acquire her remaining membership interest upon payment of $100, which was exercised on September 15, 2020. For purposes of our financial statements, the acquisition of Integrity is deemed to have been effective as of December 31, 2019. As of June 30, 2025, we enrolled 3,101 students.

High Desert Medical College

HDMC was established in the State of California in 2002 and began offering classes in 2003. It started with campuses in Lancaster, California, and added its first branch in 2008 in Bakersfield, California. Due to enrollment growth and high demand for its services, HDMC expanded to add a branch campus in Temecula, California in order to accommodate 250 to 400 additional students. HDMC offers UT, VN, VN Associate of Applied Science degree program, Associate Degree of Nursing, nursing assistant, MRI Associate of Applied Science, cardiac sonography, pharmacy technician, dental assisting, clinical medical assisting, medical administrative assisting programs, medical billing and coding, veterinary assistant, phlebotomy technician avocational, nursing assistant avocational, UT Associate of Applied Science degree programs, and an EMT program. HDMC also has obtained approval ACCET to offer a surgical technology Associate of Applied Science program and sterile processing technician program and plans to begin doing so in October 2025, pending receipt of approval from the BPPE and ED. As of June 30, 2025, HDMC had 1,956 students enrolled in its programs.

Central Coast College

CCC was established in the State of California in 1983. In 1991, CCC moved to its current location in Salinas, California to accommodate growing enrollment numbers and the addition of new training programs.

CCC offers the following certificate or degree programs: business administrative specialist, computer specialist: accounting, medical administrative assistant, medical assisting, nursing assistant, UT, UT Associate of Applied Science, veterinary assistant, veterinary technology Associate of Applied Science, VN, surgical technology (Associate of Applied Science), dental assisting, sterile processing technician and pharmacy technician. CCC also offers an avocational phlebotomy technician program. CCC also has obtained approval from ACCET to offer an MRI Associate of Applied Science Program and cardiac sonography Associate of Applied Science programs and plans to begin doing so in October 2025, pending receipt of additional approvals. As of June 30, 2025, CCC had 495 students enrolled in its programs.

Integrity College of Health

Integrity was established in the State of California in 2007. Integrity's campus is located in Pasadena, California. Integrity offers VN, VN Associate of Applied Science, RN to BSN, medical assisting, medical billing and coding, veterinary assistant, and Diagnostic Medical Sonography programs. Integrity also plans to offer an EMT program beginning in early 2026 and is in the process of obtaining approvals for the program (for which Integrity is not planning for ED approval to make Title IV funds available for students who enroll in the program). For purposes of our financial statements, Legacy Education, L.L.C. is deemed to have acquired Integrity in December 2019. As of June 30, 2025, Integrity had 202 students enrolled in its programs.

Contra Costa Medical Career College

CCMCC offers the following certificate and degree programs: surgical technology (Associate of Applied Science), sterile processing technician, pharmacy technician, diagnostic medical sonography, medical assisting with phlebotomy, dental assisting, vocational nursing, clinical medical assisting, EKG/ECG technician, medical administrative assistant/billing and coding specialist and medical assisting and phlebotomy avocational. As of June 30, 2025, CCMCC had 448 students enrolled in its programs.

Key operating data

In evaluating our operating performance, our management focuses in large part on our revenue and income before income taxes and period-end enrollment at our academic institutions.

Trends and uncertainties regarding revenue and operations

Liquidity

We currently believe our liquidity position is stable and we expect to be able to fund our business for at least the next 12 months. We believe that we have sufficient capital to withstand a potential downturn in our business. Regulatory agencies have also provided regulatory capital relief to institutions as a result of the crisis as discussed below.

Regulatory Impact from COVID-19 Pandemic

On March 27, 2020, Congress enacted the CARES Act, which included a $2 trillion federal economic relief package providing financial assistance and other relief to individuals and business impacted by the spread of COVID-19. The spread of COVID-19 has had an unprecedented impact on higher educational institutions across the country, including our schools, and has led to the closure of campuses and the transition of academic programs from on-ground to online delivery. The CARES Act includes provisions for financial assistance and other regulatory relief benefitting students and their postsecondary institutions.

Among other things, the CARES Act included a $14 billion Higher Education Emergency Relief Fund ("HEERF") for ED to distribute directly to institutions of higher education. Institutions were required to use at least half of the HEERF funds for emergency grants to students for expenses related to disruptions in campus operations (e.g., food, housing, etc.). Institutions were permitted to use the remainder of the funds for additional emergency grants to students or to cover institutional costs associated with significant changes to the delivery of instruction due to the COVID-19 emergency, provided that those costs do not include payment to contractors for the provision of pre-enrollment recruitment activities, endowments, or capital outlays associated with facilities related to athletics, sectarian instruction, or religious worship. The law required institutions receiving funds to continue to the greatest extent practicable to pay its employees and contractors during the period of any disruptions or closures related to the COVID-19 emergency.

ED subsequently allocated funds to each institution of higher education based on a formula contained in the CARES Act. The formula was heavily weighted toward institutions with large numbers of Pell Grant recipients. ED collectively allocated approximately $3.1 million to our schools. As of June 30, 2022, we had used approximately $2.1 million on student grants and approximately $1.0 million of the allocated funds were reimbursements for qualified expenses. These qualified expenses were reflected on the statement of operations as reductions to general and administrative expenses. The failure to comply with requirements for the usage and reporting of these funds could result in requirements to repay some or all of the allocated funds and in other sanctions.

During the fiscal year ended June 30, 2021, we applied for certain Employee Retention Credits ("ERTC") under the CARES Act in the approximate $2.9 million, which was reflected within the statement of operations as a reduction to educational services expense. The remaining balance of the ERTC receivable as of December 31, 2023 was $47,000.

During the fiscal year ended June 30, 2020, pursuant to the Payroll Protection Program ("PPP") established under the CARES Act, we had obtained a loan in the amount of $1.4 million ("PPP Loan"). Upon our request, the PPP Loan was subject to forgiveness, to the extent that the proceeds were used to pay expenses permitted by the PPP, including payroll costs, covered rent, mortgage obligations and covered utility payments. We submitted a request for full forgiveness to the lender, with the expectation that the PPP Loan would be forgiven in full. As a result, during the period ended June 30, 2020, we recorded the full amount of the PPP Loan received as other income. We received forgiveness in full of the PPP Loan during the fiscal year ended June 30, 2021.

The CARES Act also contained separate educational provisions that relieved both institutions and students from complying with the requirement to return certain Title IV Program funds following a student's withdrawal as a result of the COVID-19 emergency. Ordinarily, when a student withdraws, the institution (and, in some cases, the student) may be required to return unearned portions of the Title IV Program funds awarded for the period. Institutions are required to report to ED the total amount of grant and loan funds the institution has not returned due to the waiver. For federal loan borrowers, the CARES Act also directed ED to cancel the borrower's obligation to repay any direct loan associated with the relevant period. The law also expanded the options to avoid student withdrawals due to a cessation of attendance by placing students on an approved leave of absence and waives certain requirements normally applicable to a leave of absence. The CARES Act also allowed institutions to exclude from the calculation of a student's satisfactory academic progress any attempted credits not completed due to the COVID-19 emergency.

On December 27, 2020, Congress enacted the Consolidated Appropriations Act, 2021. This annual appropriations bill contained the Coronavirus Response and Relief Supplemental Appropriations Act, 2021 ("CRRSAA"). CRRSAA provided an additional $81.9 billion to the Education Stabilization Fund including $22.7 billion for HEERF, which were originally created by the CARES Act in March 2020. The higher education provisions of the CRRSAA were intended in part to provide additional financial assistance benefitting students and their postsecondary institutions in the wake of the spread of COVID-19 across the country and its impact on higher educational institutions.

Like the CARES Act, the CRRSAA directed the majority of HEERF funds to a general program providing direct grants to institutions. Institutions generally were required to designate "at least the same amount" of the funds for direct grants to students as was required under the CARES Act. However, for-profit institutions could only use the additional HEERF funds under the CRRSAA for grants to students. The student grants had to prioritize students with exceptional need and could be used for any component of the student's cost of attendance or for emergency costs that arose due to coronavirus, such as tuition, food, housing, health care (including mental health care), or childcare. Public and nonprofit institutions could use the remaining HEERF funds to (1) defray expenses associated with coronavirus (including lost revenue, reimbursement for expenses already incurred, technology costs associated with a transition to distance education, faculty and staff trainings, and payroll); (2) carry out student support activities authorized by the HEA that address needs related to coronavirus; or (3) for additional financial aid grants to students. ED collectively allocated approximately $1.15 million in CRRSAA funds to our schools. As of June 30, 2023, our schools had expended all of these funds on grants to our students.

In March 2021, Congress enacted the $1.9 trillion ARPA. ARPA provided nearly $40 billion in relief funds that go directly to colleges and universities with $395.8 million going to for-profit institutions. Institutions are required to spend at least half of their allocations on emergency financial aid grants to students.

We did not incur any benefits related to federal funds directly resulting from COVID-19 programs in each of the fiscal years ended June 30, 2025 or 2024.

Key Financial Metrics

Revenue

Tuition revenue is primarily derived from postsecondary education services provided to students. Generally, tuition and other fees are paid upfront and recorded in contract liabilities in advance of the date when education services are provided to the student. A tuition receivable is recorded for the portion of tuition not paid in advance. In some instances, installment billing is available to students which reduces the amount of cash consideration received in advance of performing the service. The contractual terms and conditions associated with installment billing indicate that the student is liable for the total contract price, therefore mitigating the Company's exposure to losses associated with nonpayment. Tuition revenue is recognized ratably over the instruction period. The Company generally uses the time elapsed method, an input measure, as it best depicts the simultaneous consumption and delivery of tuition services. Revenue associated with distinct course materials is recognized at the point of time when control transfers to the student, generally when the materials are delivered to the student. Revenue associated with lab services is recognized over the period of time when the service is performed.

Enrollments

Enrollments are a function of the number of continuing students at the beginning of each period and new enrollments during the period, offset by students who either graduated or withdrew during the period.

Costs and expenses

Educational service. This expense consists primarily of costs related to the administration and delivery of educational programs by our academic institutions. This expense category includes salaries, benefits, share-based compensation, student books, student supplies and occupancy costs.

General and administrative. This expense includes bad debt expense, share-based compensation, legal and professional fees, insurance, accreditation fees, and travel of employees engaged in corporate management, finance, human resources, compliance and other corporate functions. This expense also includes marketing and advertising costs, which are expensed in the fiscal year incurred.

Depreciation and amortization. This expense reflects depreciation and amortization of property and equipment, amortization of assets under capital leases and amortization of intangible assets.

Interest expense

This expense reflects interest paid under notes issued to our investors, Internal Revenue Service interest, non-cash interest related to unit option grants, interest related to notes associated with CCC, and other debt related interest.

Interest income

This income relates to interest received from investments.

Factors Affecting Comparability

We believe the following factors have had, or can be expected to have, a significant effect on the comparability of recent or future results of operations:

Seasonality

Our operations are generally subject to seasonal trends. We generally experience a seasonal increase in new enrollments during the first quarter of our fiscal year, as well as during the third quarter each year, when most other colleges and universities begin their fall semesters and subsequent to holiday break. While we enroll students throughout the year, our second quarter revenue generally is lower than other quarters due to the holiday season.

Critical Accounting Policies and Use of Estimates

The discussion of our financial condition and results of operations is based upon our annual consolidated financial statements, which have been prepared in accordance with GAAP. Critical accounting policies are those policies that, in management's view, are most important in the portrayal of our financial condition and results of operations. The footnotes to our annual consolidated financial statements included elsewhere in this Annual Report on Form 10-K include disclosure of significant accounting policies. The methods, estimates, and judgments we use in applying our accounting policies have a significant impact on the results we report in our financial statements. These critical accounting policies require us to make difficult and subjective judgments, often as a result of the need to make estimates regarding matters that are inherently uncertain.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the evaluation of the Company's distinct performance obligations, the valuation of equity instruments and valuation allowances for credit losses related to accounts receivable.

Allowance for Credit Losses

The Company records an allowance for credit losses for estimated losses resulting from the inability, failure or refusal of its students to make required payments, which includes the recovery of financial aid funds advanced to a student for amounts in excess of the student's cost of tuition and related fees. The Company determines the adequacy of its allowance for doubtful accounts based on an analysis of its historical bad debt experience, current economic trends, and the aging of the accounts receivable and student status. The Company applies reserves to its receivables based upon an estimate of the risk presented by the age of the receivables and student status. The Company writes off account receivable balances of inactive students at the earlier of the time the balances were deemed uncollectible, or one year after the revenue is generated. Bad debt expense is recorded as a general and administrative expense in the accompanying statements of operations. The Company performs an analysis annually to determine which accounts are uncollectable and then writes them off.

Long-Lived Assets

The Company evaluates the recoverability of its long-lived assets for impairment, other than goodwill, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value estimates are based on assumptions concerning the amount and timing of estimated future cash flows. The Company had no long-lived asset impairments as of June 30, 2025 and June 30, 2024.

Income taxes

GAAP requires management to evaluate tax positions taken by us and recognize a tax liability if we have taken an uncertain position that is more likely than not would be sustained upon examination by the Internal Revenue Service. Management has analyzed our tax positions and believes there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statement.

Corporate tax applies to corporations and limited liability companies that elect to be treated as corporations. The federal income tax rate for c-corporations is 21% and the state tax rate is 8.84%, and it applies to net taxable income from business activity in California.

Corporations are not subject to the state's franchise tax, but they are subject to the alternative minimum tax ("AMT") of 6.65%, which limits the effectiveness of a business writing off expenses against income to lower its corporate tax rate. C-corporations pay the state corporate tax of 8.84% or AMT of 6.65%, depending on whether they claim net taxable income.

We account for income taxes payable or refundable for the current year and deferred tax assets and liabilities for future tax consequences of events that have been recognized in our financial statements or tax returns. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the temporary differences are expected to be realized.

Share Based Compensation

The Company utilizes ASC 718, *Stock Compensation,* related to accounting for share-based payments and, accordingly, records compensation expense for share-based awards based upon an assessment of the grant date fair value for stock options and restricted stock awards. The Company estimates the fair value of stock-based compensation awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statements of operations. The Company estimates the fair value of stock-based compensation awards using the Black-Scholes model. This model requires the Company to estimate the expected volatility and value of its common stock and the expected term of the stock options, all of which are highly complex and subjective variables. The expected life was calculated based on the simplified method as described by the SEC Staff Accounting Bulletin No. 110, Share-Based Payment. The Company's estimate of expected volatility was based on the volatility of peers. The Company has selected a risk-free rate based on the implied yield available on U.S. Treasury securities with a maturity equivalent to the expected term of the options. The Company accounts for forfeitures upon occurrence.

Goodwill and Other Indefinite-lived Assets

We test goodwill and other indefinite-lived assets for impairment at least annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired. There were no goodwill or other indefinite-lived intangible asset impairments for the periods presented, and based on current qualitative impairment tests, goodwill and other indefinite-lived intangible assets are not as risk of failing.

Results of Operations

Fiscal Year Ended June 30, 2025 Compared to Fiscal Year Ended June 30, 2024

The following table sets forth our consolidated statements of income (loss) data as a percentage of revenue for the years ended June 30, 2025 and 2024:

| | Year ended June 30, | | Percentage Change |
	2025	2024	(decrease)
Revenue	100%	100.0%	
Costs and expenses:			
Educational services	53.4%	57.3%	-3.9%
General and administrative	30.0%	28.3%	1.7%
General and administrative – related party	0.4%	0.4%	-%
Depreciation and amortization	0.7%	0.6%	0.1%
Total costs and expenses	84.4%	86.5%	-2.1%
Operating income	15.6%	13.5%	2.1%
Interest expense, net	-0.2%	-0.3%	-0.1%
Interest income	1.8%	1.9%	-0.1%
Income before income taxes	17.2%	15.2%	2.0%
Income tax expense	-5.4%	-4.1%	1.3%
Net income	11.7%	11.1%	0.6%

Revenue. Our revenue was approximately $64.2 million in fiscal 2025 compared to approximately $46.0 million in fiscal 2024, an increase of approximately $18.2 million, or approximately 39.5%. The increase was primarily due to increased student enrollment and the increase in pricing of certain programs.

Educational services. Our educational service expense was approximately $34.2 million in fiscal 2025 compared to approximately $26.4 million in fiscal 2024, an increase of approximately $7.8 million, or approximately 29.5%. The increase was primarily attributable to the increased instructional and staffing required to support the increase in enrollments as well as increased rent and externship fees and our investments in our RN program offset by a decrease in non-cash compensation charge of $1.3 million.

General and administrative expense. Our general and administrative expense was approximately $19.3 million in fiscal 2025, compared to approximately $13.0 million in fiscal 2024, an increase of approximately $6.3 million, or approximately 48.2%. The increase was primarily attributable to an increase in marketing expense, professional fees and bad debt expense. Of the total general and administrative expense, $4.7 million and $4.1 million relate to marketing expenses for fiscal 2025 and 2024, respectively.

Depreciation and amortization. Our depreciation and amortization expense was approximately $0.4 million in fiscal 2025 as compared to approximately $0.3 million in fiscal 2024.

Interest expense. Our interest expense was approximately $0.1 million in fiscal 2025 as compared to approximately $0.1 million in fiscal 2024.

Income tax expense. Our income tax expense was approximately $3.5 million in fiscal 2025 compared to an approximately $1.9 million expense in fiscal 2024. The increase is primarily due to the increase in income.

Net Income. We had net income of approximately $7.5 million in fiscal 2025 compared to approximately $5.1 million in fiscal 2024, an increase of approximately $2.4 million, due to reasons mentioned above.

Liquidity and Capital Resources

Our cash and cash equivalents were approximately $20.3 million and $10.4 million as of June 30, 2025 and June 30, 2024, respectively.

We are not party to a revolving line of credit or other debt facility.

Based on our current level of operations and anticipated growth, we believe that our cash flow from operations, the proceeds from our initial public offering and other sources of liquidity, including cash and cash equivalents, will provide adequate funds for ongoing operations, planned capital expenditures and working capital requirements for at least the next 12 months.

Capital expenditures were approximately $0.8 million and $0.4 million for fiscal year 2025 and fiscal year 2024, respectively.

Title IV and other government funding

A significant portion of our revenue is derived from student tuition payments funded by the Title IV Programs. As such, the timing of disbursements under the Title IV Programs is based on federal regulations and our ability to successfully and timely arrange financial aid for our students. Title IV Program funds are generally provided in multiple disbursements before we earn a significant portion of tuition and fees and incur related expenses over the period of instruction. Students must apply for new Title IV Program loans and grants each academic year. These factors, together with the timing of our students beginning their programs, affect our operating cash flow.

Financial responsibility

Based on the most recent fiscal year-end financial statements, we satisfied the composite score requirement of the financial responsibility test which institutions must satisfy in order to participate in the Title IV Programs.

Cash Flow Activities for the Years Ended June 30, 2025 and 2024

Operating activities

Net cash provided by operating activities was approximately $7.8 million in fiscal year 2025, and net cash provided in operating activities was approximately $1.6 million in fiscal 2024 primarily due to an increase to net income of $2.4 million and the increase in collections related to accounts receivable in fiscal 2025.

Investing activities

Net cash used in investing activities was approximately $7.0 million in fiscal year 2025 and approximately $0.4 million in fiscal year 2024, an increase of approximately $6.6 million due primarily to cash paid for the acquisition of CCMCC.

Financing activities

Net cash used provided by financing activities was approximately $9.1 million in fiscal year 2025 primarily due to proceeds from the Company's IPO. Net cash used in financing activities was approximately $0.2 million in fiscal year 2024 due to repayments of debt.

Financings

- From July 2024 to September 2024, the Company issued 2,500,000 shares of common stock in its initial public offering at a price of $4.00 per share for gross proceeds of $10,000,000.

- From October 2024 to December 2024, the Company issued 375,000 shares of common stock pursuant to the exercise of the over-allotment option by the underwriters in connection with the initial public offering at a price of $4.00 per share for gross proceeds of $1,500,000.

Impact of Inflation

We believe that inflation has not had a material impact on our results of operations for the fiscal years ended 2025 and 2024. There can be no assurance that future inflation will not have an adverse impact on our operating results and financial condition.

Segment Information

We operate in one reportable segment as a single educational delivery operation using a core infrastructure that serves the curriculum and educational delivery needs of our institution's students regardless of geography. Our chief operating decision maker, our CEO and President, manages our operations as a whole, and our chief operating decision maker does not evaluate expenses or operating income information on a component level.

Recent Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13, *Financial Instruments - Credit Losses* (Topic 326): Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"). ASU 2016-13 provides guidance for recognizing credit losses on financial instruments based on an estimate of current expected credit losses model. The amendments are effective for fiscal years beginning after December 15, 2019. Subsequently, the FASB issued the final ASU to delay adoption for smaller reporting companies for fiscal years beginning after December 15, 2022. The Company adopted ASU 2016-13 on July 1, 2023 and it did not have a material impact on its consolidated financial statements and related disclosures.

In August 2020, the FASB issued ASU 2020-06, *Debt—Debt with Conversion and Other Options* (Subtopic 470-20) and *Derivatives and Hedging—Contracts in Entity's Own Equity* (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity. This ASU amends the guidance on convertible instruments and the derivatives scope exception for contracts in an entity's own equity and also improves and amends the related EPS guidance for both Subtopics. The Company adopted ASU 2020-06 on July 1, 2024 and it did not have a material impact on its consolidated financial statements and related disclosures.

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting—Improvements to Reportable Segment Disclosures* ("ASU 2023-07"), which requires incremental disclosures related to a public entity's reportable segments. Required disclosures include, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") and included within each reported measure of segment profit or loss, an amount for other segment items (which is the difference between segment revenue less segment expenses and less segment profit or loss) and a description of its composition, the title and position of the CODM, and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. The standard also permits disclosure of more than one measure of segment profit. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. There are aspects of ASU 2023-07 that apply to entities with one reportable segment. The Company adopted this guidance in the fiscal fourth quarter of 2025. The adoption of ASU 2023-07 is reflected in Note 2 to our audited consolidated financial statements included herein, "Summary of Significant Accounting Policies - Segment Reporting.".

JOBS Act

On April 5, 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. In other words, an "emerging growth company" can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

We have chosen to take advantage of the extended transition periods available to emerging growth companies under the JOBS Act for complying with new or revised accounting standards until those standards would otherwise apply to private companies provided under the JOBS Act. As a result, our financial statements may not be comparable to those of companies that comply with public company effective dates for complying with new or revised accounting standards.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, as an "emerging growth company," we intend to rely on certain of these exemptions, including, without limitation, (i) providing an auditor's attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an "emerging growth company" until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of our initial public offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The Company is not required to provide the information required by this Item as it is a "smaller reporting company," as defined in Rule 12b-2 of the Exchange Act.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

LEGACY EDUCATION INC.
INDEX TO FINANCIAL STATEMENTS

LEGACY EDUCATION INC.

CONSOLIDATED FINANCIAL STATEMENTS
for the fiscal years ended June 30, 2025 and 2024

Legacy Education Inc.
(dba High Desert Medical College)
(dba Central Coast College)
(dba Integrity College of Health)
(dba Contra Costa Medical Career College)
Consolidated Financial Statements for the fiscal years ended June 30, 2025 and 2024

Table of Contents

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of the Board of Directors of
Legacy Education Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Legacy Education Inc. (the "Company") as of June 30, 2025 and 2024, and the related consolidated income statements, consolidated statements of changes in stockholders' equity, and consolidated cash flows for each of the years in the two-year period ended June 30, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two years ended June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ L J Soldinger Associates, LLC

We have served as the Company's auditor since 2018.

Deer Park, IL
September 25, 2025
PCAOB ID No. 318

Legacy Education Inc.
Consolidated Balance Sheets

		June 30, 2025		June 30, 2024
ASSETS				
Current assets				
Cash and cash equivalents	$	20,316,357	$	10,376,149
Accounts receivable, net of $1,641,052 and $688,848 allowance for doubtful accounts as of June 30, 2025 and June 30, 2024, respectively		15,050,841		13,038,241
Prepaid expenses		1,383,405		1,032,325
Other receivables		302,424		140,894
Total current assets		37,053,027		24,587,609
Property and equipment, net		2,484,304		989,952
Operating lease right-of-use asset		15,781,177		3,575,369
Financing lease right-of-use asset		311,711		340,048
Intangible assets		3,858,027		1,054,947
Goodwill		6,852,076		1,929,326
Accounts receivable, long-term		1,966,137		1,381,194
Deferred income tax assets		395,546		898,000
Security deposits		503,133		416,605
Total assets	$	69,205,138	$	35,173,050
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities				
Accounts payable and accrued liabilities	$	4,929,530	$	3,862,895
Accrued income tax payable		596,250		1,443,335
Deferred, unearned tuition		4,956,396		2,585,747
Other current liabilities		3,197		24,201
Current portion of debt		875,350		574,244
Debt owed, related party		50,000		50,000
Current portion of financing lease		63,989		57,260
Current portion of operating lease liability		2,306,061		1,868,560
Total current liabilities		13,780,773		10,466,242
Debt, net of current portion		481,264		123,862
Financing lease, net of current portion		151,420		215,409
Other liabilities		-		905
Operating lease liability, net of current portion		13,748,161		1,947,620
Total liabilities		28,161,618		12,754,038
Commitments and contingencies				
Stockholders' equity				
Preferred stock: $0.001 par value, 10,000,000 shares authorized; no shares issued and outstanding		-		-
Common stock: $0.001 par value, 100,000,000 shares authorized, 12,452,670 and 9,291,149 shares issued and outstanding as of June 30, 2025 and June 30, 2024, respectively		12,453		9,291
Additional paid in capital		27,273,365		16,186,251
Retained earnings		13,757,702		6,223,470
Total stockholders' equity		41,043,520		22,419,012
Total liabilities and stockholders' equity	$	69,205,138	$	35,173,050

The accompanying notes are an integral part of these consolidated financial statements.

Legacy Education Inc.
Consolidated Income Statements

	For the fiscal years ended June 30,		
	2025		2024
Revenue			
Tuition and related income, net	$ 64,168,025	$	46,000,316
Operating expenses			
Educational services	34,246,953		26,351,326
General and administrative	19,267,153		12,999,164
General and administrative – related party	225,875		168,000
Depreciation and amortization	441,718		265,036
Total costs and expenses	54,181,699		39,783,526
Operating income	9,986,326		6,216,790
Other income and expense			
Interest expenses	(112,731)		(118,162)
Interest income	1,149,234		886,834
Total other income	1,036,503		768,672
Income before income tax expenses	11,022,829		6,985,462
Income tax expenses	(3,488,597)		(1,870,610)
Net income	$ 7,534,232	$	5,114,852
Net income per share			
Basic net income per share	$ 0.65	$	0.55
Diluted net income per share	$ 0.59	$	0.53
Weighted average number of common stock outstanding			
Basic weighted average shares outstanding	11,581,383		9,291,149
Diluted weighted average shares outstanding	12,685,036		9,691,149

The accompanying notes are an integral part of these consolidated financial statements.

Legacy Education Inc.
Consolidated Statements of Changes in Stockholders' Equity
for the fiscal years ended June 30, 2025 and 2024

	Preferred Stock		Common Stock		Additional paid in capital	Retained Earnings	Total
	Shares	Amount	Shares	Amount			
Balance, June 30, 2023	-	$ -	9,291,149	$ 9,291	$ 14,304,175	$ 1,108,618	$ 15,422,084
Stock-based compensation	-	-	-	-	1,882,076	-	1,882,076
Net income	-	-	-	-	-	5,114,852	5,114,852
Balance, June 30, 2024	-	-	9,291,149	9,291	16,186,251	6,223,470	22,419,012
True up, reverse split	-	-	2,013	2	(2)	-	-
Issuance of common stock under acquisition agreement	-	-	118,906	119	999,881	-	1,000,000
Issuance of common stock, net of offering costs	-	-	2,875,000	2,875	9,159,970	-	9,162,845
Exercise of options	-	-	165,602	166	374,465	-	374,631
Stock-based compensation	-	-	-	-	552,800	-	552,800
Net income	-	-	-	-	-	7,534,232	7,534,232
Balance, June 30, 2025	-	$ -	12,452,670	$ 12,453	$ 27,273,365	$ 13,757,702	$ 41,043,520

The accompanying notes are an integral part of these consolidated financial statements.

F-5

Legacy Education Inc.
Consolidated Statements of Cash Flows

	For the fiscal years ended June 30,	
	2025	2024
Cash flows provided by (used in) operating activities:		
Net income	$ 7,534,232	$ 5,114,852
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:		
Non cash compensation	552,800	1,882,076
Depreciation & amortization	441,718	265,036
Deferred income tax	502,454	(730,000)
Provision for allowance for doubtful accounts for accounts receivable and contracts receivable	2,529,500	348,788
Changes in assets and liabilities:		
Accounts receivable	(2,993,192)	(6,440,025)
Prepaid expenses	(327,148)	(370,766)
Other receivable	(161,530)	560
Related party receivable	-	69,975
Other assets	(54,293)	(183,917)
Accounts payable and accrued liabilities	1,056,269	1,283,922
Income tax payable	(847,085)	1,296,280
Deferred unearned tuition	(465,486)	(887,979)
Net cash provided by operating activities	7,768,239	1,648,802
Cash flows used in investing activities:		
Cash paid under APA	(6,133,087)	-
Purchases of property and equipment	(844,320)	(423,710)
Net cash used in investing activities	(6,977,407)	(423,710)
Cash flows provided by (used in) financing activities:		
Proceeds from IPO, net of offering cost	9,162,845	-
Proceeds from exercise of options	374,631	-
Principal payment on finance lease	(57,260)	(67,379)
Principal payments on debt	(330,840)	(171,170)
Net cash provided by (used in) financing activities	9,149,376	(238,549)
Net increase cash and cash equivalents and restricted cash	9,940,208	986,543
Cash and cash equivalents and restricted cash, beginning of year	10,376,149	9,389,606
Cash and cash equivalents and restricted cash, end of year	$ 20,316,357	$ 10,376,149
Supplemental disclosure of cash flow information		
Cash paid during the periods for interest	$ 136,267	$ 118,162
Cash paid during the periods for income taxes	$ 3,833,228	$ 1,304,329
Supplemental disclosure of noncash activities		
Non-cash purchase of financed lease assets	$ -	$ 340,048
Non-cash purchase of equipment	$ 567,451	$ 145,694
Prepaid expense reclassifies to offering cost	$ 276,866	$ -
Common stock issued as part of APA	$ 1,000,000	$ -
Promissory note under APA	$ 400,000	$ -
Net identifiable assets acquired under APA	$ (205,670)	$ -

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 - Nature of Business

For purposes of these financial statements, "Legacy," the "Company," "we," "our," "us," or similar references refers to Legacy Education Inc. and its consolidated subsidiaries, unless the context requires otherwise. Legacy Education, LLC was formed on October 19, 2009 in the state of California as a limited liability company. The Company operates as a career institution that focuses on real-life training by utilizing educational practices in different job markets. The Company offers programs in career paths such as healthcare, veterinary, medical information technology, business management, and green technology. The Company's institutions are accredited by the Accrediting Council for Continuing Education and Training ("ACCET") or the Accrediting Bureau of Health Education Schools ("ABHES") and approved to operate in the state of California by the Bureau for Private Postsecondary Education ("BPPE"). The consolidated financial statements include accounts of Legacy Education Inc. d/b/a High Desert Medical College ("HDMC") and its wholly-owned subsidiary, Legacy Education Monterey LLC ("Monterey") d/b/a Central Coast College ("CCC"), its wholly-owned subsidiary, Advanced Health Services, LLC d/b/a Integrity College of Health ("Integrity") and Legacy Education Antioch, LLC ("Antioch") d/b/a Contra Costa Medical Career College ("CCMCC"). Pursuant to an Agreement and Plan of Merger and Reorganization (the "Reorganization Merger"), dated September 1, 2021, effective as of September 3, 2021 (the "Effective Date"), Legacy Education Merger Sub, LLC, a wholly-owned subsidiary of Legacy Education Inc. formed solely for the purpose of implementing the Reorganization Merger, merged with and into Legacy Education, LLC, with Legacy Education, LLC surviving the merger and becoming a wholly-owned subsidiary of Legacy Education Inc., a corporation formed on March 18, 2020 in the State of Nevada for the sole purpose of restructuring the Company from a member-owned Limited Liability Corporation to a shareholder-owned C-Corporation. On the Effective Date, in exchange for each Class A Unit owned in Legacy Education, LLC, the members of Legacy Education, LLC received one share of common stock in Legacy Education Inc. in a one for one exchange. The members immediately prior to the Reorganization Merger became the 100% owners of Legacy Education Inc. immediately following the Reorganization Merger.

HDMC offers instruction in thirty-three programs including ultrasound technician, ultrasound technician associate of applied science degree, medical billing and coding, vocational nursing, clinical medical assisting, pharmacy technician, dental assisting, medical administrative vocational nursing associate of applied science degree and registered nursing.

CCC, a wholly-owned subsidiary of HDMC, offers instruction in healthcare career training programs, and veterinary career training.

Integrity, a wholly-owned subsidiary of HDMC, is an accredited college offering instruction in medical assisting, vocational nursing, medical insurance coding and billing, diagnostic medical sonography (ultrasound technician) and Bachelors of Science in nursing (RN to BSN).

CCMCC, a wholly owned subsidiary of HDMC effective as of December 18, 2024, is accredited by ACCET and has been granted temporary approval to participate in the Financial Student Aid programs by the Department of Education ("ED") following the consummation of the transaction discussed below in Note 3. CCMCC offers vocational nursing, surgical technology, sterile processing technician, medical assisting, diagnostic medical sonography, EKG/ECG technician, and medical administrative assistant/billing and coding specialist programs.

The accompanying consolidated financial statements, and all per share information contained herein, have been retroactively adjusted to reflect the reverse stock split described in Note 13.

Note 2 – Summary of Significant Accounting Principals

Principal of Consolidation

The audited consolidated financial statements include the accounts of HDMC and its wholly-owned subsidiaries, CCC, Integrity and CCMCC. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the assumptions used in the evaluation of the Company's distinct performance obligations, the valuation of equity instruments and allowance for credit losses related to accounts receivable.

Reclassifications

Certain amounts in the prior period financial statements have been reclassified to conform to the current period presentation. These reclassifications had no effect on reported consolidated net income.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. As of June 30, 2025 and 2024 approximately $10.38 million and $2.15 million, respectively, of cash equivalents was held in instruments considered level 1 securities as defined in the "Fair Value of Financial Instruments" note below.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method. Normal repairs and maintenance are expensed as incurred. Expenditures that materially extend the useful life of an asset are capitalized. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Furniture and fixtures, machinery, computer equipment, and vehicles generally have estimated useful lives of ten, seven, four, and five years, respectively. Leasehold improvements are depreciated over the shorter of their lease term or their useful life.

Leases

The Company accounts for leases in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 842 *Leases,* which requires the recognition of assets and liabilities by lessees for those leases classified as operating leases under GAAP. The Company determines if an arrangement is a lease at inception and evaluates the lease agreement to determine whether the lease is a finance or operating lease. The guidance requires that a lessee should recognize on the balance sheet a liability to make lease payments and a right-to-use asset representing the Company's right to use the underlying assets for the term of the lease. The guidance allows a lessee who enters into a lease with a term of 12 months or less to make an accounting policy election by class of underlying assets not to recognize assets and liabilities. Right-of-use ("ROU") assets and lease liabilities are recognized at commencement date based on the present value of lease payment over the lease term. The Company uses its incremental borrowing rate based on the information available at the commencement to determine the present value of lease payments over the lease term. See Note 12 for more information about the Company's lease-related obligations.

Goodwill and Intangibles

The Company has implemented the Business Combinations Topic FASB ASC 350, *Intangibles - Goodwill and Other.* Goodwill represents the excess of the purchase price over the fair market value of the net assets (including intangibles) acquired on December 31, 2019, January 15, 2019 and on December 18, 2024.

Goodwill, tradename, and accreditation are deemed to have an indefinite life, and course curriculum has a definite life of approximately 18 years. Goodwill and indefinite life intangible assets are not amortized but are subject to, at a minimum, annual impairment tests. The Company expenses costs to maintain or extend intangible assets as incurred.

The Company reviews intangible assets (with a definite life), excluding goodwill, accreditation and tradenames, for impairment when events or changes in circumstances indicate the carrying amount may not be recoverable. The Company measures the recoverability of these assets by comparing the carrying amounts to the future undiscounted cash flows that the assets are expected to generate. If the carrying value of the assets are not recoverable, the impairment recognized is measured as the amount by which the carrying value of the asset exceeds its fair value. There were no impairments for the periods presented.

The Company tests goodwill, accreditation and trade names for impairment at least annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired. There were no goodwill, accreditation or trade names impairments for the periods presented.

The Company amortizes intangible assets with definite lives on a straight-line basis.

Long-Lived Assets

The Company evaluates the recoverability of its long-lived assets for impairment, other than goodwill, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value estimates are based on assumptions concerning the amount and timing of estimated future cash flows. The Company had no long-lived asset impairments as of June 30, 2025 and June 30, 2024.

Revenue Recognition

Revenue is recognized when control of promised goods or services is transferred to the Company's customers in an amount of consideration to which the Company expects to be entitled to in exchange for those goods or services. The Company follows the five steps approach for revenue recognition under FASB ASC 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies a performance obligation.

The Company identifies a contract for revenue recognition when there is approval and commitment from both parties, the rights of the parties and payment terms are identified, the contract has commercial substance and the collectability of consideration is probable. The Company evaluates each contract to determine the number of distinct performance obligations in the contract, which requires the use of judgment. The Company's contracts include promises for educational services and course materials which are distinct performance obligations.

Tuition revenue is primarily derived from postsecondary education services provided to students. Generally, tuition and other fees are paid upfront and recorded in contract liabilities in advance of the date when education services are provided to the student. A tuition receivable is recorded for the portion of tuition not paid in advance. In some instances, installment billing is available to students which reduces the amount of cash consideration received in advance of performing the service. The contractual terms and conditions associated with installment billing indicate that the student is liable for the total contract price, therefore mitigating the Company's exposure to losses associated with nonpayment. Tuition revenue is recognized ratably over the instruction period. The Company generally uses the time elapsed method, an input measure, as it best depicts the simultaneous consumption and delivery of tuition services. Revenue associated with distinct course materials is recognized at the point of time when control transfers to the student, generally when the materials are delivered to the student. Revenue associated with lab services is recognized over the period of time when the service is performed.

The Company's refund policy may permit students who do not complete a course to be eligible for a refund for the portion of the course they did not attend. Refunds generally result in a reduction of deferred revenue during the period that the student drops or withdraws from a class.

The transaction price is stated in the contract and known at the time of contract inception, as such there is variable consideration for situations when a student drops from a program based on the Company's refund policy and additional charges if a student requires additional hours to complete the program beyond the contracted end date. The Company believes that its experience with these situations is of little predictive value because the future performance of students is dependent on each individual and the amount of variable consideration is highly susceptible to factors outside of the Company's influence. Accordingly, no variable consideration has been included in the transaction price or recognized as income until the constraint has been eliminated. Revenue is allocated to each performance obligation based on its standalone selling price. Any discounts within the contract are allocated across all performance obligations unless observable evidence exists that the discount relates to a specific performance obligation or obligations in the contract. The Company generally determines standalone selling prices based on prices charged to students.

The Company excludes from revenue taxes assessed by a governmental authority as these are agency transactions collected on their behalf from the customer. Significant judgments include the allocation of the contract price across performance obligations, the methodology for earning tuition ratably over the instruction period, estimates for the amount of variable consideration included in the transaction price as well as the determination of the impact of the constraints preventing the variable consideration from being recognized in revenue.

Disaggregation of Revenue

The tuition and related revenue consist of the following during the years ended June 30, 2025 and 2024:

	2025	2024
Tuition and lab fees (recognized over time)	$ 56,906,769	$ 41,200,761
Books, registration and other fees (recognized at a point in time)	7,261,256	4,799,555
Total revenue	$ 64,168,025	$ 46,000,316

Segment Reporting

The Company operates one reportable business segment offering career-focused, post-secondary education services to students at all stages of adult life, from recent high school graduates to working parents, through its accredited academic institutions. The Company's primary revenue source is derived from educational programs and services provided at its colleges through tuition and lab fees as well as fees for supporting educational programs such as books and registration costs.

Operating as a cohesive educational services company, the Company offers its products and services in the State of California at a series of institutions, using a centralized management approach for all educational services and support functions.

The Chief Executive Officer ("CEO") serves as the Chief Operating Decision Maker ("CODM"). The CODM evaluates the Company's performance based on consolidated net income. This measure aligns with the Company's consolidated financial statements and serves as the basis for resource allocation and performance assessment. The measure of segment assets is reported on the balance sheet as total consolidated assets. The CODM monitors profitability and strategic growth initiatives on a consolidated basis, without disaggregating profit or loss into separate operating segments. The Company determined there are no significant segment expenses that require a separate disclosure. The consolidated net income is used to assess overall company performance, benchmark against industry standards, and identify profitability trends, which guides resource allocation and investment in expansion and program upgrades. The CODM also evaluates company performance using operating income. Operating income provides the CODM with a focused view of the Company's profitability excluding the effects of financing activities, tax strategies, and other non-operating items. This measure enables the CODM to assess operational efficiency, monitor performance trends, and evaluate the effectiveness of strategies aimed at revenue generation and cost management.

Allowance for Credit Losses

The Company records an allowance for credit losses for estimated losses resulting from the inability, failure or refusal of its students to make required payments, which includes the recovery of financial aid funds advanced to a student for amounts in excess of the student's cost of tuition and related fees. The Company determines the adequacy of its allowance for doubtful accounts based on an analysis of its historical bad debt experience, current economic trends, and the aging of the accounts receivable and student status. The Company applies reserves to its receivables based upon an estimate of the risk presented by the age of the receivables and student status. The Company writes off account receivable balances of inactive students at the earlier of the time the balances were deemed uncollectible, or one year after the revenue is generated. Bad debt expense is recorded as a general and administrative expense in the accompanying statements of operations. The Company performs an analysis annually to determine which accounts are uncollectable and then writes them off.

Refunds

The Company pays or credits refunds within 45 days of a student's cancellation or withdrawal for students who have completed 60% or less of the period of attendance based on a pro rata calculation. Once the student has completed more than 60% of a period of attendance, all Title IV funds are considered earned and no refunds are due to ED.

Advertising

The Company expenses advertising cost as incurred. Advertising costs amounted to $4,749,214 and $4,124,485 for the years ended June 30, 2025, and 2024, respectively. Advertising costs are included in general and administrative expenses on the consolidated income statements.

Share-Based Compensation

The Company utilizes FASB ASC 718, *Stock Compensation,* related to accounting for share-based payments and, accordingly, records compensation expense for share-based awards based upon an assessment of the grant date fair value for stock options and restricted stock awards. The Company estimates the fair value of stock-based compensation awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statements of operations. The Company estimates the fair value of stock-based compensation awards using the Black-Scholes model. This model requires the Company to estimate the expected volatility and value of its common stock and the expected term of the stock options, all of which are highly complex and subjective variables. The expected life was calculated based on the simplified method as described by the SEC Staff Accounting Bulletin No. 110, Share-Based Payment. The Company's estimate of expected volatility was based on the volatility of peers. The Company has selected a risk-free rate based on the implied yield available on U.S. Treasury securities with a maturity equivalent to the expected term of the options. The Company accounts for forfeitures upon occurrence.

Fair Value of Financial Instruments

The Company's financial instruments primarily consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, deferred, unearned tuition, debt and finance lease obligations. The carrying values of the Company's financial instruments approximate fair value.

FASB ASC 820, *Fair Value Measurements* ("ASC 820") establishes a framework for all fair value measurements and expands disclosures related to fair value measurement and developments. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

ASC 820 requires that assets and liabilities measured at fair value are classified and disclosed in one of the following three categories:

Level 1—Quoted market prices for identical assets or liabilities in active markets or observable inputs;
Level 2—Significant other observable inputs that can be corroborated by observable market data; and
Level 3—Significant unobservable inputs that cannot be corroborated by observable market data.

Concentration of Credit Risk

A substantial portion of revenues and ending accounts receivable at June 30, 2025 and June 30, 2024 are a direct result of the Company's participation in Financial Student Aid ("FSA") programs, which represents a primary source of student tuition. The FSA programs are subject to political budgetary considerations. There is no assurance that funding will be maintained at current levels. The FSA programs are subject to significant regulatory requirements. Any regulatory violation could have a material effect on the Company.

The Company maintains its cash and cash equivalents in various financial institutions. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company performs ongoing evaluations of these institutions to limit concentration risk exposure. The Company maintains cash balances in excess of these limits from time to time.

As of June 30, 2025 and June 30, 2024, $10.38 million and $2.15 million, respectively, was maintained in a redeemable money market account bearing interest at approximately 4.5% per annum.

Commitments and Contingencies

The Company accrues for a contingent obligation when it is probable that a liability has been incurred and the amount is reasonably estimable. When the Company becomes aware of a claim or potential claim, the likelihood of any loss exposure is assessed. If it is probable that a loss will result and the amount of the loss is estimable, the Company records a liability for the estimated loss. If the loss is not probable or the amount of the potential loss is not estimable, the Company will disclose the claim if the likelihood of a potential loss is reasonably possible and the amount of the potential loss could be material. Estimates that are particularly sensitive to future changes include tax, legal, and other regulatory matters, which are subject to change as events evolve, and as additional information becomes available during the administrative and litigation process. The Company expenses legal fees as incurred.

Income Taxes

GAAP requires management to evaluate tax positions taken by the Company and recognize a tax liability if the Company has taken an uncertain position that is more likely than not would be sustained upon examination by the Internal Revenue Service. Management has analyzed the Company's tax positions and believes there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statement.

The Company accounts for income taxes payable or refundable for the current year and deferred tax assets and liabilities for future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the temporary differences are expected to be realized.

The Company expenses penalties and interest related to federal and state income taxes as incurred. Penalties, if any, are included in general and administrative expenses on the income statement. The estimated federal and state effective tax rates are 21% and 8.84%, respectively.

Emerging Growth Company

The Company is an "emerging growth company," as defined in Section 2(a) of the Securities Act of 1933, as amended (the "Securities Act"), as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, the Company is eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, reduced disclosure obligations regarding executive compensation in the Company's periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. If some investors find the securities less attractive as a result, there may be a less active trading market for securities and the prices of securities may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards (that is, an "emerging growth company" can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies). The Company intends to take advantage of the benefits of this extended transition period.

Additionally, the Company is a "smaller reporting company" as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. The Company will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of the common stock held by non-affiliates equals or exceeds $250 million as of the as of the last business day of its most recently completed second fiscal quarter, or (2) the annual revenues equaled or exceeded $100 million during its most recently completed fiscal year and the market value of the common stock held by non-affiliates equals or exceeds $700 million as of the last business day of its most recently completed second fiscal quarter.

Earnings Per Share

FASB ASC 260, Earnings Per Share, requires dual presentation of basic and diluted earnings per share ("EPS") with a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Basic EPS excludes dilution. Diluted EPS is calculated using the treasury stock method, and reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

The following table provides a reconciliation of the numerators and denominators used to determine basic and diluted net income per common share for years ended June 30, 2025 and 2024:

	2025	2024
Numerator		
Net income	$ 7,534,232	$ 5,114,852
Denominator		
Weighted-average shares outstanding, basic	11,581,383	9,291,149
Common stock warrants	55,583	-
Dilutive impact of share-based instruments	1,048,070	400,000
Weighted-average shares outstanding, diluted	12,685,036	9,691,149
Net income per share		
Basic	$ 0.65	$ 0.55
Diluted	$ 0.59	$ 0.53

Recent Accounting Pronouncements

In June 2016, the FASB issued Accounting Standards Update ("ASU") 2016-13, *Financial Instruments - Credit Losses* (Topic 326): Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"). ASU 2016-13 provides guidance for recognizing credit losses on financial instruments based on an estimate of current expected credit losses model. The amendments are effective for fiscal years beginning after December 15, 2019. Subsequently, the FASB issued the final ASU to delay adoption for smaller reporting companies for fiscal years beginning after December 15, 2022. The Company adopted ASU 2016-13 on July 1, 2023 and it did not have a material impact on its consolidated financial statements and related disclosures.

In August 2020, the FASB issued ASU 2020-06, *Debt—Debt with Conversion and Other Options* (Subtopic 470-20) and *Derivatives and Hedging—Contracts in Entity's Own Equity* (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity. This ASU amends the guidance on convertible instruments and the derivatives scope exception for contracts in an entity's own equity, and also improves and amends the related EPS guidance for both Subtopics. The Company adopted ASU 2020-06 on July 1, 2024 and it did not have a material impact on its consolidated financial statements and related disclosures.

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting—Improvements to Reportable Segment Disclosures* ("ASU 2023-07"), which requires incremental disclosures related to a public entity's reportable segments. Required disclosures include, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") and included within each reported measure of segment profit or loss, an amount for other segment items (which is the difference between segment revenue less segment expenses and less segment profit or loss) and a description of its composition, the title and position of the CODM, and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. The standard also permits disclosure of more than one measure of segment profit. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. There are aspects of ASU 2023-07 that apply to entities with one reportable segment. The Company adopted this guidance in the fiscal fourth quarter of 2025. The adoption of ASU 2023-07 is reflected in Note 2, "Summary of Significant Accounting Policies - Segment Reporting.".

Note 3 – Acquisition

On December 18, 2024, Antioch completed its acquisition of CCMCC for a base purchase price of $8,000,000. Under the asset purchase agreement ("APA"), Antioch acquired certain assets and assumed certain liabilities of CCMCC. Under the terms of the APA as consideration for the sale, Antioch paid Sellers $6,600,000 subject to a working capital adjustment, entered into a $400,000 promissory note, described in Note 10, and issued 118,906 shares of HDMC's common stock with a combined value equivalent to $1,000,000 held in an escrow account for a period of one year. The working capital adjustment was required to equal zero on the transaction date and includes certain acquired assets and assumed liabilities. As of the date of this report, the net working capital adjustment has been determined to be $466,920 for a total purchase price of $7,533,080.

The acquisition was accounted for in accordance with the acquisition method of accounting. Under this method, the cost of the target is allocated to the identifiable assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess estimated fair values of the identifiable net assets over the amount paid was $7,738,750 which has been allocated between goodwill and other intangible assets and is included on the accompanying consolidated balance sheet.

The following is a summary of the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition:

Current and other assets	$	2,157,783
Property and equipment		483,036
Total assets acquired		2,640,819
Liabilities assumed (excluding debt - see Note 9)		(2,846,489)
Net assets acquired	$	(205,670)
Purchase price	$	7,533,080
Trade name	$	940,000
Accreditation		1,730,000
Course Curriculum		146,000
Goodwill		4,922,750
Total excess purchase price	$	7,738,750

The amounts recorded above related to the acquisition are subject to adjustment as the Company has not yet completed the final allocation of the purchase price. The Company has one year from the date of acquisition to complete its valuation of assets and liabilities assumed.

Following are the supplemental consolidated financial results of the Company and CCMCC on an unaudited pro forma basis, as if the acquisitions had been consummated as of the beginning of the fiscal year 2024 (i.e., July 1, 2023).

	For the Years Ended June 30,			
		2025		**2024**
Revenue	$	68,180,441	$	53,121,798
Net income	$	8,838,779	$	5,294,148

The pro forma financial information presented above has been prepared by combining the Company's historical results and the historical results of CCMCC and adjusting those results to reflect the effects of the acquisition as if it occurred on July 1, 2023. These results do not purport to be indicative of the results of operations had the acquisition occurred on the date indicated above, or that may result in the future, and do not reflect potential synergies or additional costs following the acquisition.

Note 4 - Intangible Assets

The Company's intangible assets consisted of the following as of June 30, 2025 and June 30, 2024:

		June 30, 2025		June 30, 2024
Goodwill	$	6,852,076	$	1,929,326
Trade name		1,736,100		796,100
Accreditation		1,818,200		88,200
Course curriculum		344,000		198,000
Total cost of intangibles	$	10,750,376	$	3,011,626
Less accumulated amortization		(40,273)		(27,353)
Intangibles net	$	10,710,103	$	2,984,273

As of June 30, 2025 and June 30, 2024, no impairment of the Company's goodwill, nor other intangibles with an indefinite life was required related to its previous acquisitions of CCC, Integrity and CCMCC. The Company recognized $12,920 and $5,011, respectively, in amortization expense for years ended June 30, 2025 and 2024. Although the ACCET accreditation has an indefinite life, the accreditation requires renewal every five years. CCC's ACCET accreditation was most recently renewed in April 2025 and its next renewal is in April 2030. CCMCC's accreditation was most recently renewed in April 2022 and its next renewal is in April 2026. Although ABHES accreditation has an indefinite life, the accreditation requires renewal every five years. Integrity's next ABHES accreditation renewal is in February 2026. 100% of goodwill is expected to be deductible for federal income tax purposes and will be amortized over 15 years on a straight-line basis.

Note 5 - Property and Equipment

Property and equipment consist of the following:

	June 30, 2025		June 30, 2024	
Leasehold improvements	$	1,299,825	$	561,108
Machinery and equipment		1,389,417		1,032,286
Computer equipment		1,427,842		704,846
Furniture, fixtures and other equipment		342,886		266,923
Total		4,459,970		2,565,163
Less accumulated depreciation and amortization		(1,975,666)		(1,575,211)
Property and equipment, net	$	2,484,304	$	989,952

Depreciation and amortization expense associated with property and equipment totaled $400,455 and $260,025 for years ended June 30, 2025 and 2024, respectively.

Note 6 – Accounts Receivable, Long-Term

TuitionFlex

The TuitionFlex Program is designed to create a flexible tuition credit program for students and families to help bridge the financial gap, all in accordance with applicable federal Truth-In-Lending regulations. Through this program, we offer payment plans to all students, regardless of financial need, for up to 5 years. The long-term portion of student receivables utilizing the TuitionFlex program was $1,966,137 and $1,381,194 as of June 30, 2025 and June 30, 2024, respectively.

Note 7 – Prepaid Expenses

The prepaid expenses consist of the following as of June 30, 2025 and June 30, 2024:

	June 30, 2025		June 30, 2024	
Books	$	190,928	$	199,122
Supplies and other prepaid expenses		1,192,477		833,203
Total prepaid expenses	$	1,383,405	$	1,032,325

Note 8 – Other Receivables

The other receivables consist of the following as of June 30, 2025 and June 30, 2024:

	June 30, 2025		June 30, 2024	
Other advance		94,454		94,454
Receivable from CCMCC Seller		170,250		-
Employee retention credit		37,720		46,440
Total other receivables	$	302,424	$	140,894

The Company paid $106,846 of federal income taxes on behalf of a foreign investor in Legacy in the year ended June 30, 2020, and the amount due back to the Company as of each of June 30, 2025 and June 30, 2024 was $94,454.

During the fiscal year ended June 30, 2021, the Company applied for certain Employee Retention Credits ("ERTC") under the CARES Act in the approximate amount of $2.9 million. The remaining balance of the ERTC receivable as of June 30, 2025 and June 30, 2024 was $37,720 and $46,440, respectively.

Note 9 – Accounts Payable and Accrued Liabilities

Accounts payable and accrued expenses as of June 30, 2025 and June 30, 2024 consist of the following:

	June 30, 2025	June 30, 2024
Accounts payable	$ 1,391,620	$ 1,532,576
Accrued payroll and payroll taxes	1,081,600	641,594
Accrued vacation	611,136	447,482
Accrued bonuses	1,710,204	1,200,000
Accrued other expenses	134,970	41,243
Total	$ 4,929,530	$ 3,862,895

Note 10 - Debts and Other Liabilities

(1) Promissory Notes and Related Parties Debt

The Company received $750,000 in proceeds from several creditors, including $150,000 from related parties in the form of unsecured promissory notes. Under the terms of the unsecured promissory notes, the principal shall be due and payable on the earlier to occur (i) the 9-month anniversary of the first advance under each promissory note; or (ii) the completion of an initial public offering by payee ("Maturity Date"), and the promissory note shall bear interest at a monthly rate of 1% based upon the amount outstanding as of any calculation date. Interest shall be payable monthly commencing on the 15th day of each calendar month following the date funds are first advanced. The maturity dates on these promissory notes were extended to March 31, 2021. The noteholders agreed to defer the repayment of the principal balance until the completion of an initial public offering and subsequently agreed to defer the repayment until demanded or paid.

	June 30, 2025	June 30, 2024
Promissory note issued on November 12, 2019	$ 500,000	$ 500,000
Promissory note issued on December 30, 2019, related party	50,000	50,000
Total other debt	$ 550,000	$ 550,000

A further note issued on February 6, 2020 in the amount of $100,000 was repaid in cash in September 2023.

(2) Equipment Loan

In January 2023, the Company entered into an equipment loan for $30,744. The note accrues interest at a rate of 6.0% per annum and requires 48 equal monthly payments. As of June 30, 2025 and June 30, 2024, the principal balance of the promissory note was $13,015 and $20,929, respectively.

In August 2023, the Company entered into an equipment loan for $35,580. The note accrues interest at a rate of 10.14% per annum and requires 48 equal monthly payments. As of June 30, 2025 and June 30, 2024, the principal balance of the promissory note was $19,660 and $27,723, respectively.

In November 2023, the Company entered into an equipment loan for $14,610. The note accrues interest at a rate of 10.72% per annum and requires 48 equal monthly payments. As of June 30, 2025 and June 30, 2024, the principal balance of the promissory note was $9,265 and $12,582, respectively.

In December 2023, the Company entered into an equipment loan for $11,920. The note accrues interest at a rate of 13.53% per annum and requires 36 equal monthly payments. As of June 30, 2025 and June 30, 2024, the principal balance of the promissory note was $6,160 and $9,853, respectively.

In February 2024, the Company entered into an equipment loan for $35,612. The note accrues interest at a rate of 8% per annum and requires 36 equal monthly payments. The first payment was on April 1, 2024. As of June 30, 2025 and June 30, 2024, the principal balance of the promissory note was $21,795 and $32,950, respectively.

In June 2024, the Company entered into an equipment loan for $48,966. The note accrues interest at a rate of 11.16% per annum and requires 48 equal monthly payments. The first payment was on June 1, 2024. As of June 30, 2025 and June 30, 2024, the principal balance of the promissory note was $37,752 and $48,125, respectively.

In July 2024, the Company entered into an equipment loan for $39,189. The note accrues interest at a rate of 11.15% per annum and requires 48 equal monthly payments. The first payment was on July 1, 2024. As of June 30, 2025 and June 30, 2024, the principal balance of the promissory note was $30,946 and $0, respectively.

In June 2025, the Company entered into an equipment loan for $528,176. The note accrues interest at a rate of 9.392% per annum and requires 48 equal monthly payments. The first payment was on June 26, 2025. As of June 30, 2025 and June 30, 2024, the principal balance of the promissory note was $515,029 and $0, respectively.

(3) CCMCC acquisition Seller Loan

As part of the acquisition described in Note 3, Antioch issued the seller of CCMCC a promissory note in the principal amount of $400,000. Under the terms of the note, interest shall accrue at 6% and shall be repaid in twelve equal monthly payments of principal and interest. As of June 30, 2025, the principal balance of the promissory note of $202,992 is presented as a current liability on the accompanying consolidated balance sheet.

(4) Bank Loan

On December 31, 2019, the Company acquired Integrity, assuming its two bank loans, which are secured by all business assets of the Company.

	June 30, 2025		June 30, 2024
Bank loan #1, monthly payment $803.69, due in 110 months, effective interest rate 6.44%	$ -	$	24,447
Bank loan #2, monthly payment $5,672.86 starting on November 23, 2020, due in 48 months	-		21,495
Total bank loans	$ -	$	45,942

Future maturities over the remaining term of total debt for (1) to (3) are as follows:

2026 [1]	$	925,350
2027		178,687
2028		164,600
2029		137,977
		1,406,614
Less: current portion [1]		(925,350)
Long-term portion of debt	$	481,264

[1] Includes $50,000 related party debt

Note 11 - Related Party Transactions

A shareholder of the Company was paid $90,000 and $90,000 as consulting fees in the years ended June 30, 2025 and 2024, respectively.

A director of the Company was paid $135,875 and $78,000, respectively, as consulting fees in the years ended June 30, 2025 and 2024, respectively.

A company controlled by a director of the Company was paid $152,279 and $127,970, respectively, as consulting fees during the years ended June 30, 2025 and 2024, respectively.

Director's fees of $35,500, $33,750, and $28,000, respectively, were paid to 3 individual directors in the year ended June 30, 2025. During the year ended June 30, 2024, one director received $18,000 and two directors each received $4,500.

In December 2019, the Company received $50,000 of proceeds from a promissory note, entered into with an executive of the Company, which bears interest at the rate of 12% per annum and matures on the earlier of the nine-month anniversary of the loan or the completion of an initial public offering. The Company completed an initial public offering in September 2024, and the parties agreed to carry the note as due on demand. The balance of this note was $50,000 and $50,000 as of June 30, 2025 and June 30, 2024, respectively.

Note 12 – Lease Commitments

Finance Leases

In July 2023, the Company entered into an equipment lease for $340,048. The related finance liability has an implied interest rate of 11.16% per annum and requires 5 equal annual payments due on September 1 of each year. As of June 30, 2025 and June 30, 2024, the balance of the finance liability was $215,409 and $272,669, respectively.

The present value of future minimum lease payments due at June 30, 2025, was as follows:

2026	$	81,459
2027		81,459
2028		81,458
Total minimum payments		244,376
Less: amount representing interest		(28,967)
Present value of minimum payments	$	215,409
Less: current portion		(63,989)
Long term portion	$	151,420

The Company has determined to amortize the lease over the useful life of the equipment or ten years and put the equipment into service in September 2024. The Company recorded amortization of $28,337 and $0 in the years ended June 30, 2025 and 2024, respectively.

Operating Leases

The Company leases its instructional facilities under non-cancelable operating leases expiring at various dates through 2034. In most cases, the facility leases require the Company to pay various operating expenses of the facilities in addition to base monthly lease payments. In certain cases, the Company has options available under its leases to renew, and certain leases contain ordinary rental escalations on the space. Rent expense for the certain leases described above is recorded evenly over each lease term. The difference between rent expense recorded and the amount paid is reflected as deferred rent on the accompanying balance sheets for those leases with rent escalation clauses.

The Company uses its incremental borrowing rate based on the information available at the commencement to determine the present value of lease payments over the lease term. As of June 30, 2025, the weighted average incremental borrowing rate used by the Company was approximately 6.7%, and the weighted average remaining years left on outstanding leases was 7.58 years.

The present value of future minimum lease payments due at June 30, 2025 was as follows:

2026	$	3,304,306
2027		2,591,045
2028		2,525,777
2029		2,414,604
2030		2,475,882
After 2030		7,336,011
Total future minimum operating lease payments		20,647,625
Less: imputed interest		(4,593,403)
Total		16,054,222
Current portion of operating lease		2,306,061
Long term portion of operating lease	$	13,748,161

Total rent expense and related taxes and operating expenses under operating leases for the years ended June 30, 2025 and 2024 were $4,483,574 and $3,368,780, respectively.

Supplemental balance sheet information related to leases was as follows:

	June 30, 2025		June 30, 2024	
Operating lease right-of-use assets	$	15,781,177	$	3,575,369
Operating lease liability - current	$	2,306,061	$	1,868,560
Operating lease liability – non-current		13,748,161		1,947,620
Total operating lease liability	$	16,054,222	$	3,816,180

Other supplemental information:

	For the years ended June 30,			
	2025		2024	
Cash paid for operating lease	$	2,998,952	$	1,900,505

Note 13 – Stockholders' Equity

Reverse Stock Split

On September 9, 2024, the Company's stockholders approved an amendment to the Company's articles of incorporation to effectuate a 1-for-2 reverse split of the Company's common stock. The amendment to the Company's articles of incorporation was filed with the Nevada Secretary of State on September 9, 2024. The consolidated financial statements, and all share and per share information contained herein, have been retroactively adjusted to reflect the reverse stock split.

As of June 30, 2025 and June 30, 2024, the Company had 110,000,000 shares of authorized capital, par value $0.001, of which 100,000,000 shares are designated as common stock, and 10,000,000 shares are designated as preferred stock.

Equity Transactions

In August 2024, 76,000 stock options were exercised at $0.52 per share of common stock.

On September 27, 2024, the Company completed its initial public offering of 2,500,000 shares of common stock, priced at $4.00 per share. Concurrently, the Company issued 2,013 shares as true up shares as a result of the 1-for-2 reverse split. In conjunction with the offering, the Company granted stock purchase warrants to purchase an aggregate of 143,750 shares of its common stock at an exercise price of $4.60 per share to underwriters.

During the three months ended December 31, 2024, in connection with the initial public offering, the Company issued 375,000 common shares in respect to the underwriters' option to purchase up to an additional 375,000 shares of common stock to cover allotments.

On December 18, 2024, the Company issued 118,906 common shares pursuant to the terms of the APA.

A total of 89,602 stock options were exercised during the year ended June 30, 2025 at $3.74 per share.

No shares were issued during the year ended June 30, 2024.

As of June 30, 2025 and June 30, 2024 the Company had 12,452,670 and 9,291,149 shares of common stock outstanding, respectively, and no shares of preferred stock issued and outstanding.

Note 14 - Warrants

Equity Classified Warrants

September 2024 Common Stock Warrants

In September 2024, the Company issued warrants to certain underwriters to purchase 143,750 shares of the Company's common stock in connection with the Company's initial public offering for services provided. The warrants were immediately exercisable at a price of $4.60 per share and have an expiration date of September 27, 2029. At issuance, the fair value of the warrants was determined to be $227,700 using the Black-Scholes model. As the warrants are accounted for as an equity issuance cost, the fair value of the warrants was recorded within additional paid-in capital on the Company's consolidated balance sheets. The warrants are not remeasured in future periods as they meets the conditions for equity classification.

The Company valued the warrants, based on a Black-Scholes Option Pricing Method, which included the following inputs:

Expected term	5 years
Expected volatility	45%
Risk-free interest rate	3.50%
Expected dividend yield	0.00%

Note 15 - Share-Based Compensation Plans

Stock Options

The Company utilizes ASC 718, *Stock Compensation,* related to accounting for share-based payments and, accordingly, records compensation expense for share-based awards based upon an assessment of the grant date fair value for stock options and restricted stock awards. The Black Scholes option pricing model was used to estimate the fair value of the options granted. This option pricing model requires a number of assumptions, of which the most significant are: expected stock price volatility, the expected pre-vesting forfeiture rate, and the expected option term (the amount of time from the grant date until the options are exercised or expire). The Company estimated a volatility factor utilizing a weighted average of comparable published volatilities of its peers. The Company applied the simplified method to determine the expected term of stock-based compensation grants.

In prior years, the Company had granted time vested options to purchase shares of common stock with exercise prices ranging from $0.52 - $1.80 on the date of grant by the Board. These options vest ratably over a period of three years and expire ten years from the date of grant and the fair value of these options were calculated using the Black-Scholes Merton model.

On April 1, 2024, the Company granted stock options to purchase an aggregate of 1,425,171 shares of its common stock at an exercise price of $3.74 per share to employees, directors, consultants and non-employee service providers pursuant to its 2021 Equity Incentive Plan.

On September 27, 2024, the Company granted stock options to purchase an aggregate of 250,000 shares of its common stock at an exercise price of $4.00 per share to employees, directors, consultants and non-employee service providers pursuant to its 2021 Equity Incentive Plan. These options vest ratably over a period of three years and expire ten years from the date of grant and the fair value of these options were calculated using the Black-Scholes-Merton model.

On April 2, 2025, the Company granted stock options to purchase an aggregate of 479,648 shares of its common stock at an exercise price of $7.25 per share to employees and directors pursuant to its 2021 Equity Incentive Plan. These options vest ratably over a period of three years and expire ten years from the date of grant and the fair value of these options were calculated using the Black-Scholes-Merton model.

Legacy Education Inc.
Notes to Consolidated Financial Statements
For Fiscal Years ended June 30, 2025 and 2024

A summary of the activity related to stock option units granted is as follows:

		Summary of Stock Options Outstanding	
	Total Options	**Weighted Average Exercise Price per Option**	**Weighted Average Remaining Contractual Term (Years)**
Outstanding as of June 30, 2023	400,000	1.54	4.14
Granted	1,425,171	3.74	10
Exercised	-	-	-
Forfeited, canceled, or expired	-	-	-
Outstanding as of June 30, 2024	1,825,171	3.26	8.30
Exercisable as of June 30, 2024	1,387,534	3.11	7.84
Granted	729,648	6.14	10
Exercised	(165,602)	2.26	-
Forfeited, canceled, or expired	-	-	-
Outstanding as of June 30, 2025	2,389,217	4.21	8.20
Exercisable as of June 30, 2025	1,506,764	3.42	7.51

A summary of the activity related to vested and unvested stock option units granted is as follows:

	Options Outstanding	**Weighted Average Exercise Price**	**Weighted Average Grant Date Fair Value**	**Average Remaining Contractual Life (Years)**
Balance – June 30, 2023, unvested	-	$ -	$ -	-
Options issued	1,425,171	3.74	1.84	10.00
Options vested	(987,534)	3.74	1.84	10.00
Options expired	-	-	-	-
Options exercised	-	-	-	-
Balance – June 30, 2024, unvested	437,637	$ 3.74	1.84	9.75
Options issued	729,648	6.14	2.05	10.00
Options vested	(284,832)	3.80	1.86	
Options expired	-	-	-	-
Balance – June 30, 2025, unvested	882,453	$ 5.54	$ 3.40	9.36

The Company valued options issued in April 2024 using the Black Scholes model utilizing volatility 45%, and a risk-free rate of 4.18%. The fair value of the options was $1.84 per option.

The Company valued options issued in September 2024 using the Black Scholes model utilizing volatility 45%, and a risk-free rate of 3.75%. The fair value of the options was $1.94 per option.

The Company valued options issued in April 2025 using the Black Scholes model utilizing volatility 55%, and a risk-free rate of 4.01%. The fair value of the options was $4.05 per option.

The Company recorded share-based compensation expense of $552,800 and $1,882,076 during the years ended June 30, 2025 and 2024, respectively, which is included in educational services in the consolidated income statements. Unamortized compensation expense associated with unvested options was $832,205 and $737,333 as of June 30, 2025 and June 30, 2024, respectively. The weighted average period over which these costs are expected to be recognized is approximately 2.00 and 2.75 years.

F-21

Note 16 - Income Tax

The Company has deferred tax assets and liabilities that reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are subject to periodic recoverability assessments. Realization of the deferred tax assets, net of deferred tax liabilities is principally dependent upon achievement of projected future taxable income.

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. The Company has no valuation allowance as of June 30, 2025.

On December 22, 2017, the Tax Cuts and Jobs Act (the "Act") was signed into law. For businesses, the Act reduces the corporate federal tax rate from a maximum of 35% to a flat 21% rate. The rate reduction took effect on January 1, 2018. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted though income tax expense.

The components of income tax expense (benefit) are as follows:

	June 30, 2025	June 30, 2024
Current:		
Federal	$ 1,935,372	$ 1,779,079
State	1,050,770	821,531
	2,986,142	2,600,610
Deferred:		
Federal	403,941	(513,740)
State	98,514	(216,260)
	502,455	(730,000)
Total income tax expense	$ 3,488,597	$ 1,870,610

Income tax expense differed from the amount computed using the U.S. federal income tax rate of 21% for June 30, 2025 and 2024 as follows:

	June 30, 2025	June 30, 2024
Statutory U.S. federal income tax	$ 2,314,794	$ 1,466,947
Non-deductible items	(123,961)	57,841
Change in deferred items	417,037	(303,187)
Provision to return	-	(151,584)
State income taxes, net of federal benefit	769,790	821,531
Other	110,937	(20,938)
Income tax expense	$ 3,488,597	$ 1,870,610

Significant components of the Company's deferred income tax assets included in deferred income taxes, non-current on the balance sheets are as follows:

	June 30, 2025	June 30, 2024
Deferred tax assets:		
Lease liability and deferred rent	$ 4,492,549	$ 72,000
Allowance for doubtful accounts	503,900	206,000
Accrued bonuses and vacation	582,994	492,000
Non-cash compensation	109,633	562,000
	5,689,076	1,332,000
Valuation allowance	-	-
Deferred tax assets	5,689,076	1,332,000
Deferred tax liability:		
Right of use asset	(4,503,369)	
Property and equipment and intangible assets	(790,161)	(434,000)
Deferred tax liability	(5,293,530)	(434,000)
Net deferred tax asset	$ 395,546	$ 898,000

The Company is subject to taxation in the United States and the state of California. As of June 30, 2024, the earliest tax year still subject to examination for federal purposes is the fiscal year ended June 30, 2022 and state purposes is the fiscal year ended June 30, 2021.

Note 17 - Other Commitments and Contingency

Regulatory

In order for students to participate in Title IV federal financial aid programs, the Company is required to maintain certain standards of financial responsibility and administrative capability. In addition, the Company's institutions are accredited by ACCET or ABHES and approved by other agencies and must comply with the applicable rules and regulations of the accrediting body and other agencies. As a result, the Company may be subject from time to time to audits, investigations, claims of noncompliance or lawsuits by governmental agencies, regulatory bodies, or third parties. While there can be no assurance that such matters will not occur and if they do occur will not have a material adverse effect on these financial statements, management believes that the Company has complied in all material respects with all applicable regulatory requirements as of the date of the financial statements.

The Company is subject to extensive regulation by federal and state governmental agencies and accrediting bodies. In particular, the Higher Education Act of 1965, as amended (the "Higher Education Act"), and the regulations promulgated thereunder by ED, subject the Company to significant regulatory scrutiny on the basis of numerous standards that schools must satisfy in order to participate in the various federal student financial assistance programs under Title IV of the Higher Education Act.

Composite Score

As described above, ED requires institutions to meet standards of financial responsibility. ED deems an institution financially responsible when the composite score is at least 1.5. The Company's composite score was 3.0 for the fiscal year ended June 30, 2024. The composite score calculation for fiscal year ended June 30, 2025, has not yet been completed as of the date of these financial statements and is due on December 31, 2025.

90/10 Disclosure

The Company derives a substantial portion of its revenues from student financial aid received by its students under the Title IV programs administered by ED pursuant to the Higher Education Act. To continue to participate in the student financial aid programs, the Company must comply with the regulations promulgated under the Higher Education Act. The regulations restrict the proportion of cash receipts for tuition and fees from eligible programs to not more than 90% from Title IV programs and other federal educational assistance funds (the "90/10 revenue test"). If an institution fails to satisfy the test for one year, its participation status becomes provisional for two consecutive fiscal years. If the test is not satisfied for two consecutive years, eligibility to participate in Title IV programs is lost for at least two fiscal years. Using ED's cash-basis, regulatory formula under the 90/10 revenue test, as in effect for its 2024 fiscal year, HDMC, CCC and ICH derived 87.55%, 79.51% and 84.19% for its 90/10 revenue from Title IV program and other federal educational assistance funds, respectively, for the fiscal year ended June 30, 2024. The 90/10 calculations for fiscal year ended June 30, 2025, for each of our institutions are due to ED on December 31, 2025.

Litigation

The Company is unaware of any other pending or threatened litigation arising from services currently or formerly performed by the Company. The Company is unaware of any possible claiming that could have a material adverse effect on the Company's business, results of operations or financial condition.

Note 18 – Subsequent Events

The Company has evaluated subsequent events and transactions that occurred up to the date the consolidated financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the consolidated financial statements.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls

Our principal executive officer and principal financial officer evaluated the effectiveness of our "disclosure controls and procedures" as of June 30, 2025, the end of the period covered by this Annual Report on Form 10-K. The term "disclosure controls and procedures" as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files under the Exchange Act is accumulated and communicated to a company's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. Based on the evaluation of our disclosure controls and procedures as of June 30, 2025, our Chief Executive Officer and our Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Exchange Act Rule 13a-15(f). Internal control over financial reporting is a process designed under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with GAAP. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

As of June 30, 2025, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control Integrated Framework 2013. Based on this assessment, our management concluded that, as of June 30, 2025, our internal control over financial reporting was not effective based on such criteria.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended June 30, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

During the quarter ended June 30, 2025, none of our directors or executive officers adopted, modified or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement" as such terms are defined under Rule 408 of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is incorporated herein by reference to our definitive proxy statement, which will be filed with the SEC within 120 days after the end of our fiscal year ended June 30, 2025 pursuant to Regulation 14A for our 2025 Annual Meeting of Stockholders (the "Proxy Statement").

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated herein by reference to the Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated herein by reference to the Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated herein by reference to the Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated herein by reference to the Proxy Statement.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report:

(1) Financial Statement Schedules:

All financial statement schedules have been omitted because they are not applicable, not required or the information required is shown in the consolidated financial statements or the notes thereto.

(b) Exhibits

The following documents are included as exhibits to this report.

Exhibit No.	Title of Document
3.1	Amended and Restated Articles of Incorporation (Incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1 field with the SEC on September 20, 2024)
3.2*	Amendment to Articles of Incorporation
3.3	Bylaws (Incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1 field with the SEC on September 20, 2024)
3.4	Certificate of Merger filed with the California Secretary of State on September 3, 2021 (Incorporated by reference to Exhibit 3.3 to the Company's Registration Statement on Form S-1 field with the SEC on September 20, 2024)
4.1	Specimen Stock Certificate Evidencing the Shares of Common Stock (Incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1 field with the SEC on September 20, 2024)

4.2	Form of Underwriter Warrant (Incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-1 field with the SEC on September 20, 2024)
4.3*	Description of the Registrant's Securities
10.1	Investor Rights Agreement among Legacy Education Inc. and certain investors (Incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1 field with the SEC on September 20, 2024)
10.2	Amended and Restated Stockholder Agreement among Legacy Education Inc. and its stockholders (Incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1 field with the SEC on September 20, 2024)
10.3+	Amended and Restated 2021 Equity Incentive Plan (Incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1 field with the SEC on September 20, 2024)
10.4	December 30, 2019 Note (Incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-1 field with the SEC on September 20, 2024)
10.5+	Employment Agreement between the Company and LeeAnn Rohmann effective as of July 1, 2023 (Incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-1 field with the SEC on September 20, 2024)
10.6	Commercial Multi-Tenant Lease dated January 14, 2016 between Syndcore Holdings LLC and Legacy Education, L.L.C. (Incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1 field with the SEC on September 20, 2024)
10.7	Multi-Tenant Office Lease dated January 17, 2018 between TV Phase One, LLC and Legacy Education, L.L.C. (Incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-1 field with the SEC on September 20, 2024)
10.8	Form of Registration Rights Agreement by and between the Company and the Shareholders (Incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1 field with the SEC on September 20, 2024)
10.9	Asset Purchase Agreement dated as of October 22, 2024 by and among Legacy Education Antioch, LLC, Legacy Education Inc., Legacy Education, LLC, Contra Costa Medical Career College, Inc., Contra Costa Medical Career College Online, Inc. and, solely with respect to certain portions of the Asset Purchase Agreement, Stacey Orozco and Bulmaro Orozco (Incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the SEC on October 25, 2024)
10.10	Stock Escrow Agreement by and among the Buyer, CCMCC and Equiniti dated as of December 18, 2024 (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated December 18, 2024)
10.11+	Amendment to Employment Agreement by and between the Company and LeeAnn Rohmann dated March 28, 2025 (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on March 28, 2025)
10.12+	Employment Agreement by and between the Company and Brandon Pope dated March 28, 2025 (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on March 28, 2025)
14.1	Code of Business Conduct and Ethics (Incorporated by reference to Exhibit 14.1 to the Company's Annual Report on Form 10-K filed with SEC on October 1, 2024)
19.1*	Legacy Education Inc. Amended and Restated Insider Trading Policy
21.1	List of Subsidiaries (Incorporated by reference to Exhibit 21.1 to the Company's Registration Statement on Form S-1 field with the SEC on September 20, 2024)
23.1*	Consent of LJ Soldinger Associates, LLC
24.1*	Power of Attorney (included on signature page hereto)
31.1*	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1**	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002
97.1	Legacy Education Inc. Clawback Policy (Incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K filed with the SEC on October 1, 2024)
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
104*	Cover Page Interactive Data File - the cover page of the Registrant's Annual Report on Form 10-K for the year ended June 30, 2025 is formatted in Inline XBRL

* Filed herewith.
** Furnished herewith.
+ Management contract or compensatory plan or arrangement.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 and 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized on this 25th day of September, 2025.

LEGACY EDUCATION INC.

/s/ LeeAnn Rohmann
LeeAnn Rohmann
Chief Executive Officer (Principal Executive Officer) and Chairman of the Board of Directors

/s/ Brandon Pope
Brandon Pope
Chief Financial Officer (Principal Financial and Accounting Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints LeeAnn Rohmann as his or her attorney-in-fact, with full power of substitution and resubstitution, for him or her in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ LeeAnn Rohmann LeeAnn Rohmann	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	September 25, 2025
/s/ Brandon Pope Brandon Pope	Chief Financial Officer (Principal Financial and Accounting Officer)	September 25, 2025
/s/ Gerald Amato Gerald Amato	Director	September 25, 2025
/s/ Blaine Faulkner Blaine Faulkner	Director	September 25, 2025
/s/ Peggy Tiderman Peggy Tiderman	Director	September 25, 2025
/s/ Zwade J. Marshall Zwade J. Marshall	Director	September 25, 2025
/s/ Janis L. Paulson Janis L. Paulson	Director	September 25, 2025

Exhibit 3.2



BARBARA K. CEGAVSKE
Secretary of State

KIMBERLEY PERONDI
Deputy Secretary for
Commercial Recordings



STATE OF NEVADA

OFFICE OF THE
SECRETARY OF STATE

Commercial Recordings Division
202 N. Carson Street
Carson City, NV 89701
Telephone (775) 684-5708
Fax (775) 684-7138

North Las Vegas City Hall
2250 Las Vegas Blvd North, Suite 400
North Las Vegas, NV 89030
Telephone (702) 486-2880
Fax (702) 486-2888

Business Entity - Filing Acknowledgement

06/02/2020

Work Order Item Number:	W2020060201515-609342
Filing Number:	20200702296
Filing Type:	Amended and Restated Articles
Filing Date/Time:	6/2/2020 12:36:00 PM
Filing Page(s):	7

Indexed Entity Information:

Entity ID: E5412902020-8 **Entity Name:** Legacy Education Inc.

Entity Status: Active **Expiration Date:** None

Commercial Registered Agent
INCORP SERVICES, INC.
3773 HOWARD HUGHES PKWY STE 500S, Las Vegas, NV 89169 - 6014, USA

The attached document(s) were filed with the Nevada Secretary of State, Commercial Recording Division. The filing date and time have been affixed to each document, indicating the date and time of filing. A filing number is also affixed and can be used to reference this document in the future.

Respectfully,

Barbara K. Cegavske

BARBARA K. CEGAVSKE
Secretary of State

Page 1 of 1

Commercial Recording Division
202 N. Carson Street

AMENDED AND RESTATED ARTICLES OF INC



Filed in the Office of	Business Number E5412902020-8
Barbara K. Cegavske	Filing Number 20200702296
Secretary of State State Of Nevada	Filed On 6/2/2020 12:36:00 PM
	Number of Pages 7

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Profit Corporation:
Certificate of Amendment (PURSUANT TO NRS 78.380 & 78.385/78.390)
Certificate to Accompany Restated Articles or Amended and Restated Articles (PURSUANT TO NRS 78.403)
Officer's Statement (PURSUANT TO NRS 80.030)

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information:	Name of entity as on file with the Nevada Secretary of State: Legacy Education Inc. Entity or Nevada Business Identification Number (NVID): NV20201744493

2. Restated or Amended and Restated Articles: (Select one)
 	
 (If amending and restating only, complete section 1,2 3, 5 and 6)
	[X] Certificate to Accompany Restated Articles or Amended and Restated Articles
	    ☐ Restated Articles - No amendments; articles are restated only and are signed by an officer of the corporation who has been authorized to execute the certificate by resolution of the board of directors adopted on: ⬚
	      The certificate correctly sets forth the text of the articles or certificate as amended to the date of the certificate.
	    [x] Amended and Restated Articles
	 * Restated or Amended and Restated Articles must be included with this filing type.

3. Type of Amendment Filing Being Completed: (Select only one box)
 	
 (If amending, complete section 1, 3, 5 and 6.)
	[x] Certificate of Amendment to Articles of Incorporation (Pursuant to NRS 78.380 - Before Issuance of Stock)
	    The undersigned declare that they constitute at least two-thirds of the following:
	      (Check only one box) ☐ incorporators [x] board of directors
	    The undersigned affirmatively declare that to the date of this certificate, no stock of the corporation has been issued
	
	 ☐ Certificate of Amendment to Articles of Incorporation (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)
	    The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: ⬚
	
	 ☐ Officer's Statement (foreign qualified entities only) -
	    Name in home state, if using a modified name in Nevada:
	    ⬚
	    Jurisdiction of formation: ⬚
	    Changes to takes the following effect:
	    ☐ The entity name has been amended. ☐ Dissolution
	    ☐ The purpose of the entity has been amended. ☐ Merger
	    ☐ The authorized shares have been amended. ☐ Conversion
	    ☐ Other: (specify changes)
	
	 * Officer's Statement must be submitted with either a certified copy of or a certificate evidencing the filing of any document, amendatory or otherwise, relating to the original articles in the place of the corporations creation.

This form must be accompanied by appropriate fees.



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Profit Corporation:
Certificate of Amendment (PURSUANT TO NRS 78.380 & 78.385/78.390)
Certificate to Accompany Restated Articles or Amended and Restated Articles (PURSUANT TO NRS 78.403)
Officer's Statement (PURSUANT TO NRS 80.030)

4. Effective Date and Time: (Optional)	Date: _____ Time: _____ (must not be later than 90 days after the certificate is filed)
5. Information Being Changed: (Domestic corporations only)	Changes to takes the following effect: ☐ The entity name has been amended. ☐ The registered agent has been changed. (attach Certificate of Acceptance from new registered agent) ☐ The purpose of the entity has been amended. ☒ The authorized shares have been amended. ☐ The directors, managers or general partners have been amended. ☐ IRS tax language has been added. ☐ Articles have been added. ☐ Articles have been deleted. ☐ Other. The articles have been amended as follows: (provide article numbers, if available) The number of authorized common shares with par value: 100,000,000 shares. Par Value: $0.001 (attach additional page(s) if necessary)
6. Signature: (Required)	X _____ President Signature of Officer or Authorized Signer Title X _____ _____ Signature of Officer or Authorized Signer Title *If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

Please include any required or optional information in space below:
(attach additional page(s) if necessary)

The number of authorized preferred shares with par value: 10,000,000 shares. Par Value: $0.001

This form must be accompanied by appropriate fees.

Page 2 of 2
Revised: 1/1/2019

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
of
LEGACY EDUCATION INC.

The undersigned, for the purpose of amending and restating the Articles of Incorporation of Legacy Education Inc., a corporation formed and existing under Chapter 78 of Nevada Revised Statutes, does certify as follows:

ARTICLE I
NAME

The name of the corporation is Legacy Education Inc. (the "Corporation").

ARTICLE II
RESIDENT AGENT

The Registered Agent for Service of Process is INCORP Services, Inc., 3773 Howard Hughes PKWY, Suite 500S, Las Vegas, NV 89169.

ARTICLE III
DURATION

The Corporation shall have perpetual existence.

ARTICLE IV
PURPOSE

The purpose of the Corporation shall be any lawful purpose.

ARTICLE V
POWERS

The powers of the Corporation shall be all of those powers granted by the Nevada Revised Statutes (the "NRS"), under which the Corporation is formed.

ARTICLE VI
AUTHORIZED STOCK

The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 110,000,000, of which 10,000,000 shares shall be preferred stock, par value $ 0.001 per share, and 100,000,000 shares shall be common stock, par value $ 0.001 per share.

(A) PREFERRED STOCK. The preferred stock may be divided into such number of series as the board of directors of the Corporation may determine. The board of directors is hereby expressly authorized to determine and alter the rights, preferences, privileges and restrictions granted to and imposed upon any wholly unissued series of preferred stock, and to fix the number of shares of any series of preferred stock and the designation of any such series of preferred stock. The board of directors, within the limits and restrictions stated in any resolution or resolutions of the board of directors originally fixing the number of shares constituting any series, may increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series.

(B) COMMON STOCK.

1.   Voting Rights. The holders of common stock shall have the right to one vote for each share of common stock then held thereby, and shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law and the bylaws of the Corporation.

2.   Dividend Rights. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the common stock shall be entitled to receive, when and as declared by the board of directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the board of directors.

(C) PROVISIONS APPLICABLE TO ALL CLASSES

1.   Liquidation Rights. In the event of any dissolution, liquidation or winding up of the affairs of the Corporation, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of each series of preferred stock and common stock shall be entitled to receive, out of the net assets of the Corporation, an amount for each such share held equal to the amount fixed and determined in accordance with the respective rights and priorities established by the board of directors. A merger or consolidation of the Corporation with or into any other corporation or a sale or conveyance of all or any material part of the assets of the Corporation (that does not in fact result in the liquidation of the Corporation and the distribution of assets to stockholders) shall not be deemed to be a voluntary or involuntary liquidation or dissolution or winding up of the Corporation within the meaning of this paragraph.

2.   No Preemptive Rights. No stockholders of the Corporation shall have any preference, preemptive right or right of subscription to acquire any shares of the Corporation authorized, issued or sold, or to be authorized, issued or sold and convertible into shares of the Corporation, nor to any right of subscription thereto, other than to the extent, if any, that the board of directors may determine from time to time.

3.   Non-Assessment of Stock.   The capital stock of the Corporation, after the amount of the subscription price has been fully paid, shall not be assessable for any purpose, and no stock issued as fully paid shall ever be assessable or assessed.

ARTICLE VII
BOARD OF DIRECTORS

(A) **NUMBER OF DIRECTORS.** The Corporation shall not have less than one (1) director. The actual number of directors may be increased or decreased by a duly adopted amendment to the bylaws of the Corporation or by resolutions by the Board of Directors.

(B) **INTERESTED DIRECTORS**. No contract or transaction between this Corporation and any of its directors, or between this Corporation and any other corporation, firm, association, or other legal entity shall be invalidated solely by reason of the fact that the director of the Corporation has a direct interest, pecuniary or otherwise, in such corporation, firm, association, or legal entity, or because the interested director was present at the meeting of the board of directors which acted upon or in reference to such contract or transaction, or because he participated in such action, provided that the Corporation is in compliance with one or more of the conditions of NRS 78.140 (or any successor provision thereto).

ARTICLE VIII
TRANSACTIONS WITH STOCKHOLDERS

(A) CONTROL SHARE ACQUISITION EXEMPTION. The Corporation specifically elects not to be governed by NRS 78.378 to NRS 78.3793, inclusive, and successor statutory provisions.

(B) COMBINATIONS WITH INTERESTED STOCKHOLDERS. The Corporation specifically elects not to be governed by NRS 78.411 to NRS 78.444, inclusive, and successor statutory provisions.

ARTICLE IX
LIMITATION OF LIABILITY

To the fullest extent permitted by law, as the same exists or as may hereafter be amended, a director or officer of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, save and except for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law. Any repeal or modification of this article shall be prospective only and shall not adversely affect any limitation on the personal liability of a director or officer of the Corporation for acts or omissions prior to such repeal or modification. The indemnification provided in this article shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors, and administrators of such person.

ARTICLE X
INDEMNIFICATION

The Corporation may:

(A) Indemnify, to the fullest extent legally permissible under the laws of the State of Nevada, any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Corporation), by reason of the fact that he is or was a director, officer, employee, fiduciary or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee, fiduciary or agent of another Corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorney fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding, if he acted in good faith and in a manner he reasonably believed to be in the best interests of the Corporation and, with respect to any action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction or equivalent shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in the best interests of the Corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe his conduct was unlawful.

(B) Indemnify, to the fullest extent legally permissible under the laws of the State of Nevada, any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee, fiduciary or agent of another Corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in the best interests of the Corporation; but no indemnification shall be made in respect of any claim, issue, or matter as to which such person has been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation unless and only to the extent that the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

(C)   Indemnify, to the fullest extent legally permissible under the laws of the State of Nevada, a director, officer, employee, fiduciary or agent of a corporation to the extent he has been successful on the merits in defense of any action, suit, or proceeding referred to in (A) or (B) of this Article X or in defense of any claim, issue, or matter therein, against expenses (including attorney fees) actually and reasonably incurred by him in connection therewith.

Expenses (including attorney fees) incurred in defending a civil or criminal action, suit, or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit, or proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee, fiduciary or agent to repay such amount unless it is ultimately determined that he is entitled to be indemnified by the Corporation as authorized in this Article X. The indemnification provided by this Article X shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement, vote of shareholders or disinterested directors, or otherwise, and any procedure provided for by any of the foregoing, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, fiduciary or agent and shall inure to the benefit of heirs, executors, and administrators of such a person. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, fiduciary or agent of the Corporation or who is or was serving at the request of the Corporation as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under provisions of this Article X.

The indemnification provided in this article shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors, and administrators of such person.

ARTICLE XI
INDEMNIFICATION PROVIDED IN BYLAWS

Without limiting the application of Article IX or Article X, the board of directors may adopt bylaws from time to time with respect to indemnification, to provide at all times the fullest indemnification permitted by the laws of the State of Nevada and may cause the Corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as director or officer of another Corporation, or as its representative in a partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the Corporation would have the power to indemnify such person.

ARTICLE XII
PLACE OF MEETING; CORPORATE BOOKS

Subject to the NRS, the stockholders and the Directors shall have the power to hold their meetings, and the Directors shall have power to have an office or offices and to maintain the books of the Corporation either inside or outside of the State of Nevada, at such place or places as may from time to time be designated in the bylaws or by appropriate resolution.

ARTICLE XIII
BYLAWS

The Board of Directors is expressly granted the exclusive power to make, amend, alter, or repeal the bylaws of the Corporation pursuant to NRS 78.120.

ARTICLE XIV
AMENDMENTS

Except with respect to amending the non-assessability of shares pursuant to Article VI(C) hereof, this Corporation reserves the right to amend, alter, change or repeal any provision contained in these Articles of Incorporation or its bylaws in the manner now or thereafter prescribed by statute or by these Articles of Incorporation or by the Corporation's bylaws, and all rights conferred upon the stockholders are granted subject to this reservation.

Exhibit 4.3

DESCRIPTION OF THE REGISTRANT'S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of June 30, 2025, Legacy Education Inc. ("the Company") had one class of security registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), its common stock, par value $0.001 per share (the "Common Stock").

Description of Common Stock

The following description of the Company's Common Stock, as of June 30, 2025, is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the Company's Articles of Incorporation, as amended (the "Articles of Incorporation"), and the Company's Bylaws, as amended (the "Bylaws"), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.3 is a part. The Company encourages you to read its Articles of Incorporation, Bylaws, and the applicable provisions of the Nevada Revised Statutes for additional information.

Authorized Capital Shares

As of June 30, 2025, the Company's authorized capital shares consist of 100,000,000 shares of Common Stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value per share ("Preferred Stock"). As of June 30, 2025, there were 12,452,670 shares of Common Stock issued and outstanding and no shares of Preferred Stock issued and outstanding.

Voting Rights

Holders of the Company's Common Stock are entitled to one vote per share on all matters voted on by the Company's shareholders, including the election of directors. The Company's Articles of Incorporation and Bylaws do not provide for cumulative voting in the election of directors.

Dividend Rights

Holders of the Company's Common Stock are entitled, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares ranking in priority to the Common Stock, to receive any dividend declared by the Company's board of directors.

Liquidation Rights

If the Company is voluntarily or involuntarily liquidated, dissolved or wound-up, the holders of Common Stock will be entitled to receive, after distribution in full of the preferential amounts, if any, all of the remaining assets available for distribution ratably in proportion to the number of shares of Common Stock held by them.

Applicable Anti-Takeover Law

Set forth below is a summary of the provisions of the Company's Articles of Incorporation and Bylaws that could have the effect of delaying or preventing a change in control of the Company. The following description is only a summary, and it is qualified by reference to the Articles of Incorporation, Bylaws and relevant provisions of the Nevada Revised Statutes.

Board of Directors Vacancies

The Company's Bylaws authorize only its board of directors to fill vacant directorships. In addition, the number of directors constituting the Company's board of directors may be set only by resolution of the majority of the incumbent directors.

Special Meeting of Shareholders

The Company's Bylaws provide that special meetings of its shareholders may be called by the president of the Company, the board of directors or a committee of the board of directors that has been duly designated by the board of directors and whose powers and authority include the power to call such meetings.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

The Company's Bylaws provide that shareholders seeking to bring business before its annual meeting of shareholders, or to nominate candidates for election as directors at its annual meeting of shareholders, must provide timely notice of their intent in writing. To be timely, a shareholder's notice must be delivered to the secretary at the Company's principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event the date of the annual meeting is not within 25 days before or after such anniversary date, notice by the shareholder to be timely must be so delivered not later than the close of business on the 10th day following the day on which such notice of the date of annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever occurs first. These provisions may preclude the Company's shareholders from bringing matters before its annual meeting of shareholders or from making nominations for directors at its annual meeting of shareholders.

Authorized but Unissued Share

The Company's authorized but unissued shares of Common Stock and Preferred Stock are available for future issuance without shareholder approval and may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock and Preferred Stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

Exclusive Forum

The Company's Bylaws provide that unless the Company consents in writing to the selection of an alternative forum, the Eighth Judicial District Court of Clark County, Nevada shall be the sole and exclusive forum for state law claims with respect to: (i) any derivative action or proceeding brought in the name or right of the Company or on its behalf, (ii) any action asserting a claim for breach of any fiduciary duty owed by any director, officer, employee or agent of the Company to the Company or the Company's shareholders, (iii) any action arising or asserting a claim arising pursuant to any provision of Nevada Revised Statutes Chapters 78 or 92A or any provision of the Company's Articles of Incorporation or Bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine, including, without limitation, any action to interpret, apply, enforce or determine the validity of the Company's Articles of Incorporation or Bylaws. This exclusive forum provision would not apply to suits brought to enforce any liability or duty created by the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The enforceability of similar exclusive forum provisions in other corporations' bylaws has been challenged in legal proceedings, and it is possible that a court could rule that this provision in the Company's Bylaws is inapplicable or unenforceable.

Transfer Agent and Registrar

The Company's transfer agent and registrar is Equiniti Trust Company, LLC.

Listing

The Company's Common Stock is listed on the NYSE American under the symbol "LGCY."

Exhibit 19.1



Amended and Restated Insider Trading Policy
(June 16, 2025)

INTRODUCTION

The Board of Directors (the "***Board***") of Legacy Education Inc. (the "***Company***") has adopted this Amended and Restated Insider Trading Policy (this "***Policy***") which supersedes, in its entirety, the Legacy Education Inc. Insider Trading Policy Dated September 27, 2024, to promote compliance by Insiders (as defined below) with laws that prohibit certain persons aware of material nonpublic information about a company from (i) trading in securities of that company, or (ii) providing material nonpublic information to other persons who may trade on the basis of such information.

Federal and state securities laws generally prohibit the purchase or sale of a company's securities by persons aware of material nonpublic information about that company. These laws also prohibit persons aware of such material nonpublic information from disclosing such information to others who may trade on the basis of such information. Companies and their controlling persons are also subject to liability if they fail to take reasonable steps to prevent insider trading by their personnel.

It is important that you understand the breadth of activities that constitute illegal insider trading and their potentially severe consequences. The U.S. Securities and Exchange Commission (the "***SEC***") and the Financial Industry Regulatory Authority investigate and are very effective at detecting insider trading. The SEC pursues insider trading violations vigorously. Cases have been successfully prosecuted against trading by insiders through foreign accounts, trading by family members and friends, and trading involving only a small number of securities.

Ultimately, you are responsible for determining whether you are in possession of material nonpublic information and ensuring that you, and your family members, household members and controlled entities whose transactions are subject to this Policy, as discussed below, comply with this Policy and do not engage in illegal insider trading. Any action on the part of the Company, the Compliance Officer (as defined below) or any other officer, employee or director under this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under securities laws.

ADMINISTRATION OF THIS POLICY

The Company's General Counsel will serve as the "***Compliance Officer***" for this Policy and shall be responsible for the administration of this Policy. If the Company does not have a General Counsel, the General Counsel is absent or is otherwise unavailable, or a matter under this Policy involves the General Counsel, then the Company's Chief Executive Officer shall serve as the Compliance Officer. If the Company's Chief Executive Officer is serving as the Compliance Officer but is absent or is otherwise unavailable or a matter under this Policy involves the Company's Chief Executive Officer, then another employee of the Company designated by the Nominating and Corporate Governance Committee of the Board shall serve as the Compliance Officer for this Policy.

APPLICABILITY OF POLICY

Who is covered by this Policy?

This Policy applies to (i) Board members, officers, and other employees of the Company and its subsidiaries, and (ii) any other persons, such as consultants, contractors and temporary staff, who have access to material nonpublic information and are designated by the Company as subject to this Policy (the persons described in clauses (i) and (ii) are collectively called "***Insiders***"). Consultants, contractors and temporary staff are not employees of the Company, and nothing in this Policy should be construed to the contrary.

This Policy also applies to Family Members and Controlled Entities (as such terms are defined below) of Insiders. Insiders are responsible for ensuring that any transaction subject to this Policy engaged in by a Family Member or Controlled Entity complies with this Policy.

For purposes of this Policy, with respect to any particular Insider, (i) a "***Family Member***" means (a) any family member (*e.g.*, spouse, parent, sibling or child) of such Insider who lives in the same household as such Insider and (b) any family member of such Insider who does not live in the same household as such Insider but whose transactions in Company Securities (as such term is defined below) are directed by such Insider or are subject to such Insider's influence or control (*e.g.*, a family member who consults with the Insider before they trade in Company Securities); and (ii) a "***Controlled Entity***" means any entity that such Insider controls or whose transactions in securities are subject to such Insider's influence or control.

What transactions are covered by this Policy?

Transactions in Company Securities.

Except for Exempt Transactions (as defined below), this Policy applies to all transactions in Company Securities, as well as to derivative securities relating to the Company Securities, whether or not issued by the Company (*e.g.*, exchange-traded put and call options).

For purposes of this Policy, "***Company Securities***" means any securities issued by the Company, including, but not limited to, shares of common stock, shares of preferred stock, securities convertible into or exercisable or exchangeable for securities issued by the Company (*e.g.*, put and call options, convertible debentures, warrants), stock options and other equity-based awards, and debt securities (*e.g.*, debentures, bonds and notes).

Transactions in Other Companies' Securities.

This Policy also generally applies to transactions in securities of any other publicly traded company when the Insider becomes aware of material nonpublic information about such other company in the course of employment with, or the performance of services on behalf of, the Company. All Insiders should treat material nonpublic information about other publicly traded companies with the same care required regarding information about the Company. Keep in mind that information that is not material to the Company may nevertheless be material to another publicly-traded company.

Transactions After Termination of Insider Status.

If you are aware of material nonpublic information at the time your status as an Insider terminates, notwithstanding the termination of Insider status, this Policy will continue to apply to your transactions in Company Securities until such information becomes public or no longer material.

What transactions are <u>not</u> covered by this Policy?

Notwithstanding anything to the contrary in this Policy, this Policy's trading restrictions do not apply to (collectively, "***Exempt Transactions***"):

- the purchase of Company Securities from the Company;

- the sale of Company Securities to the Company;

- the purchase and sale of mutual funds, similar professionally managed "commingled pools" or exchange-traded funds that invest in Company Securities in addition to securities of other companies;

- bona fide gifts of Company's Securities to other Insiders or Family Members or Controlled Entities of an Insider;

- the exercise of a stock option awarded by the Company under one of its equity incentive plans; provided that no shares of the Company are sold in the market to fund the exercise price of such stock option or to satisfy any tax withholding obligation (the "cashless exercise" of a Company stock option through a broker involves the sale of shares of the Company in the market, and therefore would not qualify under this exception); provided, further, that, for the avoidance of doubt, this Policy does apply to transactions in the shares issued upon exercise of a stock option;

- the surrender of shares of the Company to satisfy any tax withholding obligation in a manner permitted by the applicable equity award agreement; provided that no shares of the Company are sold in the market in connection therewith;

- transactions executed under a Rule 10b5-1 trading program that (i) is entered into at a time when not in possession of material nonpublic information concerning the Company, (ii) complies with Rule 10b5-1 ("***Rule 10b5-1***") promulgated under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), or any successor rule, (iii) meets the Company's Rule 10b5-1 trading program requirements (attached as <u>Exhibit A</u>), and (iv) has been approved in advance, in writing, by the Compliance Officer; or

- purchases of Company Securities in the Company's 401(k) plan, if any, resulting from an Insider's periodic contribution of money to the plan pursuant to the Insider's payroll deduction election; provided, however, that this Policy's trading restrictions do apply to elections an Insider may make under the 401(k) plan to: (i) increase or decrease the percentage of the Insider's periodic contributions that will be allocated to the Company stock fund; (ii) make an intra-plan transfer of an existing account balance into or out of the Company stock fund; (iii) borrow money against the Insider's 401(k) plan account if the loan will result in a liquidation of some or all of the Insider's Company stock fund balance; and (iv) pre-pay a 401(k) plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund.

STATEMENT OF POLICY

What is the Company's general policy on insider trading and disclosure of nonpublic information?

The Company opposes the unauthorized disclosure of any nonpublic information by an Insider acquired in the course of employment with, or the performance of services on behalf of, the Company and the misuse of material nonpublic information acquired in the course of employment with, or the performance of services on behalf of, the Company in securities trading.

What policies and procedures am I required to adhere to before trading in securities?

Trading on Material Nonpublic Information is Prohibited.

Insiders may not engage in any transaction involving a purchase or sale of Company Securities, including any offer to purchase or offer to sell, directly or through family members or other persons or entities, if they are aware of material nonpublic information relating to the Company. Similarly, Insiders may not trade in the securities of any other publicly traded company if they become aware of material nonpublic information about that other company in the course of employment with, or the performance of services on behalf of, the Company.

Because the Company's stockholders and the investing public should be afforded time to receive and absorb material nonpublic information, for purposes of this Policy, as a general rule, you may not engage in any transactions prohibited by this Policy until after two full Trading Sessions (as defined below) following the widespread public release of the applicable information. Thus, for example, if material nonpublic information is publicly disseminated *before* 9:30 a.m. Eastern Time on a Monday, you may not engage in any transactions prohibited by this Policy until after the Trading Session ends on Tuesday, assuming Trading Sessions took place on Monday and Tuesday. Likewise, if material nonpublic information is publicly disseminated *before* 9:30 a.m. Eastern Time on a Friday, you may not engage in any transactions prohibited by this Policy until after the Trading Session ends on Monday, assuming Trading Sessions took place on Friday and Monday. As another example, if material nonpublic information is publicly disseminated *after* 9:30 a.m. on a Monday, you may not engage in any transactions prohibited by this Policy until after the Trading Session ends on Wednesday, assuming Trading Sessions took place on Tuesday and Wednesday. However, if the applicable information is complex, such as a significant corporate transaction, it may be necessary to allow additional time for the information to be absorbed by the Company's stockholders and investing public. In such circumstances, you will be notified by the Compliance Officer regarding a suitable additional waiting period before you may engage in any transactions prohibited by this Policy.

For purposes of this Policy, a "***Trading Session***" means a regular trading session of the United States national securities exchange on which the Company's common stock is primarily listed, typically 9:30 a.m. Eastern Time to 4:00 p.m. Eastern Time on business days. For the avoidance of doubt, a Trading Session includes a pre-scheduled abbreviated trading session, such as 9:30 a.m. Eastern Time to 1:00 p.m. Eastern Time on November 29, 2024 and December 24, 2024.

Black-Out Periods; Preclearance.

While it is never permissible to trade based on material nonpublic information, the following procedures have been adopted to help prevent inadvertent violations of this Policy and to avoid even the appearance of an improper transaction.

(1) <u>Regularly Scheduled Black-Out Periods</u>. Board members, Senior Management, Financial Team Members, Designated Employees (each as defined below) and Family Members and Controlled Entities of such individuals are prohibited from trading in the Company's Securities during the following periods (a "***regularly scheduled black-out period***"):

- the period beginning at 12:01 a.m. Eastern Time on the date that is ten calendar days prior to the end of each fiscal quarter until after two full Trading Sessions following the widespread public release of the Company's financial results for the applicable quarter and, in the case of the fourth quarter, financial results for the year ended; and

- any other periods as determined by the Compliance Officer.

The individuals designated as "***Senior Management,***" "***Financial Team Members***" and "***Designated Employees***" are listed on Schedules A-1, A-2 and A-3, respectively. The Compliance Officer may, from time to time, update the list of individuals designated as, and/or designate additional individuals as, Senior Management, Financial Team Members or Designated Employees, in which case the Compliance Officer shall notify the affected individuals.

(2) Special Black-Out Periods. Insiders and their Family Members and Controlled Entities are prohibited from trading in the Company's Securities during the following periods (a "**special blackout period**"):

- from the time each such individual becomes aware of the material nonpublic information (the black-out start times often vary), until after two full Trading Sessions following the widespread public announcement of the applicable information, unless the information released is complex, in which case it may be necessary to extend this period and the Compliance Officer will notify you of any such extension; and

- during other specified periods when significant developments or announcements are anticipated, as notified by the Compliance Officer.

You will be notified by e-mail when you may not trade in the Company's Securities during a special blackout period, in which event you will also be notified when trading restrictions are lifted. The existence of a special blackout period may not be announced to all Company personnel and you should not communicate the existence of a special blackout period to any other person. Even if the Company has not designated you as a person to whom a special blackout period applies, you should not trade if you are aware of material nonpublic information because you are responsible at all times for not engaging in illegal insider trading.

(3) Preclearance Procedures. In order to ensure compliance with this Policy and with any Section 16 reporting requirements, Board members, Senior Management, Financial Team Members, Designated Employees and their respective Family Members and Controlled Entities must obtain written preclearance from the Compliance Officer of any proposed transaction to which this Policy's restrictions apply prior to commencing any transaction in Company Securities, or in derivative securities not issued by the Company but that relate to Company Securities. The Compliance Officer is under no obligation to approve a transaction submitted for preclearance and may determine not to permit the transaction. When making a request for preclearance, the requestor should carefully consider whether he or she may be aware of any material nonpublic information relating to the Company and must fully describe the applicable facts and circumstances to the Compliance Officer. The procedure for making a request for preclearance may be obtained from the Compliance Officer.

No Exception for Hardship.

An Insider may, from time to time, have to forego a proposed transaction in Company Securities even if he or she planned to make the transaction before learning of the material nonpublic information and even though the Insider believes he or she may suffer an economic loss or forego anticipated profit by waiting. The existence of a personal financial emergency does not excuse you from compliance with applicable securities laws or this Policy.

May I disclose nonpublic information about the Company or about other companies to others?

Maintaining the Confidentiality of Nonpublic Information.

Unauthorized disclosure of any confidential information of the Company or of any other company of which you become aware of in the course of employment with, or the performance of services on behalf of, the Company is prohibited.

Maintaining the confidentiality of Company information is essential for competitive, security and other business reasons, as well as to comply with applicable securities laws. You should treat all information you learn about the Company or its business plans in connection with your employment with, or the performance of services on behalf of, the Company as confidential and proprietary to the Company. Inadvertent disclosure of confidential information may expose the Company and you to significant risk of investigation and litigation.

The timing and nature of the Company's disclosure of material information to outsiders is subject to legal rules, the breach of which could result in substantial liability to you, the Company and its management. Accordingly, it is important that responses to inquiries about the Company by the press, analysts or others in the financial community be made on the Company's behalf only through authorized individuals.

This Policy should not be interpreted to modify any agreement between the Company and an Insider relating to use or protection of confidential information, or the Insider's obligations relating to confidential information under the Company's Code of Business Conduct and Ethics or under any other Company policy.

If you receive inquiries about the Company from analysts, reporters, or others, decline to comment and direct them to the Chief Executive Officer or such other persons as the Chief Executive Officer may designate.

As a precaution, keep all memoranda, correspondence and other documents that reflect nonpublic information in a secure place (*e.g.*, a locked office or a locked file cabinet) so they cannot be accessed by third parties.

Prohibition on "Tipping."

Insiders may be liable under securities laws for communicating (or "tipping") material nonpublic information about the Company or about any other public company of which you become aware of in the course of employment with, or the performance of services on behalf of, the Company to another person who trades, directly or indirectly, on the information tipped to them. "Tipping" is illegal and prohibited under this Policy. No Insider shall disclose material nonpublic information relating to the Company or about any other public company of which you become aware of in the course of employment with, or the performance of services on behalf of, the Company to any other person (including, but not limited to, family members, friends, business associates and investors), unless any such disclosure is made in accordance with the Company's policies regarding the protection or authorized disclosure of nonpublic information. Further, Insiders may not make recommendations or express opinions on the basis of material nonpublic information as to trading in Company Securities. Even if you are not in possession of material nonpublic information, do not recommend to any other person that they buy or sell securities of the Company. Remember that "tipping" material nonpublic information is always prohibited, and that your recommendation could be imputed to the Company and may be misleading if you do not have all relevant information.

Do not discuss material nonpublic information where it may be overheard, such as in restaurants, elevators, restrooms, and other public places. Remember that phone conversations are often overheard and that persons other than intended recipients may retrieve voicemails, e-mails, text messages and other electronic communications.

May I trade in Company derivative securities or short sell Company Securities?

The Company considers it improper and inappropriate for Insiders to engage in short-term or speculative transactions in Company Securities or in other transactions in Company Securities that may lead to inadvertent violations of the insider trading laws. Accordingly, trading in Company Securities is subject to the following restrictions:

Short Sales. You may not engage in "short sales" of Company Securities (*i.e.*, sales of securities that are not then owned).

Publicly Traded Options. You may not engage in transactions in publicly traded options (*e.g.*, puts, calls and other derivative securities), on an exchange or in any other organized market on Company Securities.

Standing Orders. Standing orders should be used only for a very brief period of time and should not be used during any regularly scheduled black-out period or any special blackout period. A standing order placed with a broker to sell or purchase securities at a specified price leaves you with no control over the timing of the transaction. A standing order transaction executed by the broker when you are aware of material nonpublic information may result in unlawful insider trading and violation of this Policy. Should you have an open standing order, you must cancel the order before the beginning of a regularly scheduled black-out period or as soon as you become aware of material nonpublic information, including as soon as you become aware of the existence of a special blackout period.

Hedging Transactions. You may not engage in any kind of hedging transaction that could reduce or limit your holdings, ownership or interest in or to any Company Securities, including, without limitation, outstanding stock options, deferred share units, restricted share units, or other compensation awards the value of which are derived from, referenced to or based on the value or market price of securities of the Company. Prohibited transactions include the purchase of financial instruments, including prepaid variable forward contracts, instruments for the short sale or purchase or sale of call or put options, equity swaps, collars, or units of exchangeable funds, that are designed to or that may reasonably be expected to have the effect of hedging or offsetting a decrease in the market value of any securities of the Company.

Margin Accounts and Pledges. Securities held in a margin account or pledged as collateral for a loan may be sold without your consent by the broker if you fail to meet a margin call or by the lender in foreclosure if you default on the loan. Because a margin or foreclosure sale may occur at a time when you are aware of material nonpublic information or otherwise are not permitted to trade in Company Securities, you are prohibited from holding Company Securities in a margin account or pledging Company Securities as collateral for a loan.

May I pre-establish a time for the purchase or sale of Company Securities at a time that I am not aware of material nonpublic information?

Yes, directors, officers and other employees of the Company may establish written trading programs pursuant to Rule 10b5-1. Any such trading program is subject to the restrictions and limitation in Exhibit A, which may be updated from time to time to conform with changes to Rule 10b5-1 or the practices thereunder. Once a Rule 10b5-1 trading program is implemented in accordance with Exhibit A, trades pursuant to, and in accordance with, such program are not subject to the limitations and restrictions set forth in this Policy. Every Rule 10b5-1 trading program (or the form of program established by an investment bank or other third party) must be reviewed and approved by the Compliance Officer prior to establishment to confirm compliance with this Policy and applicable securities laws.

POTENTIAL CRIMINAL AND CIVIL LIABILITY AND/OR DISCIPLINARY ACTION

What legal liability may I be subject to if I engage in securities transactions on the basis of material nonpublic information?

Insiders that engage in securities transactions at a time when they are aware of material nonpublic information may be subject to penalties that include:

- imprisonment for up to 20 years;

- criminal fines of up to $5 million; and

- civil fines of up to three times the profit gained or the loss avoided.

What legal liability may I be subject to if I disclose material nonpublic information to others who engage in securities transactions?

Insiders may be liable for improper transactions by any person (commonly called a "tippee") to whom they have disclosed material nonpublic information regarding the Company or to whom they have made recommendations or expressed opinions on the basis of such information as to trading in Company Securities. The SEC has imposed large penalties even when the disclosing person did not profit from the trading. The SEC, the stock exchanges and the Financial Industry Regulatory Authority use sophisticated electronic surveillance techniques to uncover insider trading.

Could the Company incur liability for my actions if I engage in securities transactions at a time that I have material nonpublic information?

If the Company fails to take appropriate steps to prevent illegal insider trading, the Company may have "controlling person" liability for a trading violation, with civil penalties, as well as a criminal penalty of up to $25 million. The civil penalties can extend personal liability to the Company's directors, officers and other supervisory personnel if they fail to take appropriate steps to prevent insider trading.

What disciplinary actions may the Company take for violations of this Policy?

The Company expects strict compliance with this Policy and the procedures under this Policy by all Insiders. Failure to so comply may result in serious legal consequences for you, as well as the Company. A failure to follow the letter and spirit of this Policy and its procedures would be considered a matter of extreme seriousness. All Insiders must execute a certificate in the form attached as Exhibit B, pursuant to which they certify that, among other things, such persons are currently, and will continue to be, in compliance with this Policy.

Insiders who violate this Policy may be subject to disciplinary action by the Company. Such disciplinary action may include ineligibility for future participation in the Company's equity incentive plans, other Company imposed sanctions, suspension or termination of employment.

DEFINITION OF MATERIAL NONPUBLIC INFORMATION

Material nonpublic information has two important elements: materiality and public availability.

What information is material?

It is not possible to define all categories of material information. However, information should be regarded as material if there is a reasonable likelihood that it would be considered important to an investor in making an investment decision (*i.e.*, a decision to buy, hold or sell a security), or if it would significantly alter the total mix of information available to investors. While it may be difficult under this standard to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material. Examples of such information include:

- financial results;

- projections of future earnings or losses;

- news of a pending or proposed merger or acquisition;

- news of the disposition of a subsidiary or significant assets;

- impending bankruptcy or financial liquidity problems;

- gain or loss of a substantial customer or supplier;

- changes in a dividend policy;

- new project developments or announcements of a significant nature;

- developments, decisions or communications related to the Company by regulatory authorities;

- stock splits;

- new equity or debt offerings;

- significant litigation exposure due to actual or threatened litigation or developments in existing litigation;
- significant changes in senior management;

- information as to the success, failure or even the unchanging status of particular aspects of the Company's business; and

- significant cybersecurity incidents, such as a data breach or any other significant disruption in the Company's operations or the loss, potential loss, breach or unauthorized access of its property or assets.

Both positive and negative information may be material. Because trading that receives scrutiny will be evaluated after the fact with the benefit of hindsight, questions concerning the materiality of particular information should be resolved in favor of materiality, and trading should be avoided.

What constitutes nonpublic information?

Nonpublic information is information that has not been previously disclosed to the general public and is otherwise not available to the general public. One common misconception is that material information loses its "nonpublic" status as soon as a press release is issued disclosing the information. In fact, information is considered available to the public only when it has been released broadly to the marketplace (*e.g.*, by a press release or an SEC filing) and the investing public has had time to absorb the information fully. For more information, see "STATEMENT OF POLICY—What policies and procedures am I required to adhere to before trading in securities?", above.

ADDITIONAL INFORMATION: DIRECTORS AND OFFICERS

Board members and certain officers of the Company must also comply with the reporting obligations and limitations on short-swing transactions set forth in Section 16 of the Exchange Act. The practical effect of these provisions is that such persons who purchase and sell Company Securities within a six-month period must disgorge all profits to the Company whether or not they had knowledge of any material nonpublic information. Under these provisions, and so long as certain other criteria are met, neither the receipt of a stock option under a Company equity incentive plan, nor exercising that option, is deemed a purchase under Section 16; however, the sale of any such shares is a sale under Section 16.

POLICY INTERPRETATION AND AMENDMENTS

The Compliance Officer is authorized to interpret this Policy as necessary. The Compliance Officer may authorize deviations in the procedures in this Policy, provided those deviations are consistent with the general purpose of this Policy and applicable securities laws. Any such deviations must be confirmed in writing.

Any amendment to this Policy must be approved by the Board or the Nominating and Corporate Governance Committee of the Board.

QUESTIONS ABOUT THIS POLICY

Please direct your questions as to any matters discussed in this Policy to the Compliance Officer.

As of June 16, 2025

Schedule A-1
Senior Management

All Executive (Section 16) Officers, including:

1. LeeAnn Rohmann, Chief Executive Officer and Chairman

2. Brandon Pope, Chief Financial Officer

3. Ragheb Milad, Chief Academic Officer

Schedule A-2
Financial Team Members

All members of the Company's financial team, including:

1. All members of Senior Management

2. All persons who directly report to the Company's Chief Executive Officer

3. All persons in a manager position or above in the Company's finance department

Schedule A-3
Designated Employees

Alex Norman
Amanda Harrison
Amy Rowe
Ana Dasmarinas
Andrew Croulet
Araceli Jimenez
Arlana Scola
Chelsea Thomson
Christine Salvador
Claudia Barajas
Dale Sloan
Devin Baptiste
Emma Ojugo
June Vernon
Kristen Castillo Uribe
Loretta Beneby
Mark Norman
Marlaina Herrick
Mary Margaret Coughlin
Matthew Berry
Michelle Welch
Monireh Karmkhani
Nicole Joseph
Savanna Langtim
Sheri Johnson
Tess Bell

EXHIBIT A

Rule 10b5-1 trading programs established pursuant to this Policy (each a "***Program***") are limited to:

(a) A written trading plan (commonly called a non-discretionary Rule 10b5-1 plan) that permits automatic trading of Company Securities through a third party broker (an "***Automatic Trading Program***") established by a director, officer or other employee of the Company (a "***Program Eligible Person***" or "***you***" in this Exhibit A) at a time when the Program Eligible Person is not aware of material nonpublic information (and, in the case of Board members, Senior Management and Financial Team Members, not during a regularly scheduled black-out period or special blackout period). The Automatic Trading Program must specify the number (or dollar value) of Company Securities to be purchased or sold, the price (which may be a fixed price, market price or minimum/maximum price) at which the Company Securities are to be traded, and the date(s) on which the trades are to be made. Alternatively, the Automatic Trading Program may include a written formula or algorithm, or computer program, for determining the amount of securities to be purchased or sold and the price at which and the date on which the securities were to be purchased or sold (*e.g.*, the number of shares could be specified as a percentage of the holdings of the Program Eligible Person); or

(b) A Program where transactions in Company Securities are initiated by the trustee of a so-called "blind" trust, provided the Program is established by a Program Eligible Person at a time when the Program Eligible Person is not aware of material nonpublic information. A "blind" trust is a trust established by a Program Eligible Person. An independent trustee without any involvement or even knowledge of the Program Eligible Person must make the investment and disposition decisions. The trustee should be a recognized financial institution possessing trust powers. Under this type of Program, the Program Eligible Person cannot exert any influence over, or even communicate with, the trustee regarding specific investments. If the trustee becomes aware of material nonpublic information regarding the Company, whether from the Program Eligible Person or otherwise, the trustee may not engage in a purchase or sale of Company Securities.

Additional Program Restrictions. All Programs are subject to the requirements of Rule 10b5-1 and to the following:

- The Program must provide that no trades may occur thereunder until expiration of the applicable cooling-off period specified in Rule 10b5-1(c)(ii)(B), and no trades occur under the Program until after that time.

    o The applicable cooling-off period varies based on the status of the Program Eligible Person.

    o For directors and officers, the cooling-off period ends on the later of (x) 90 days after adoption or modification of the Program; and (y) two business days following disclosure of the Company's financial results in a Form 10-Q or Form 10-K for the fiscal quarter in which the Program was adopted.

    o For all other Program Eligible Persons, the cooling-off period ends 30 days after the adoption or modification of the Program.

- The Program must include an expiration date that is at least six months but not more than 18 months from the effective date of the Program. Shorter-term Programs may be viewed as an attempt to make advantageous short-term trades, and longer-term Programs are likely to have to be amended or terminated, which defeats the ultimate purpose of Programs.

- Once the Program is established, the Program must not permit the Program Eligible Person to exercise any influence or control over the amount of Company Securities to be traded, the price(s) at which they are to be traded or the date(s) on which the trades are to be made.

- The Program Eligible Person cannot engage in any separate transaction (*e.g.*, a hedging transaction) that directly or indirectly alters or offsets a trade under the Program.

- The Program must allow for the cancellation of a transaction and/or suspension of a Program upon notice and request by the Company to the extent the Program or any proposed trade thereunder (i) fails to comply with applicable law (*e.g.*, exceeding the number of shares which the Program Eligible Person may sell under Rule 144 in a rolling three month period), or (ii) would create material adverse consequences for the Company (*e.g.*, due to the imposition of lock-up agreements on the Program Eligible Person).

- Any Program entered into by a Program Eligible Person must be the only outstanding Program for such Program Eligible Person, subject to the exceptions set out in Rule 10b5-1(c)(ii)(D).

- Subject to and in accordance with the terms of Rule 10b5-1, a Program Eligible Person may not have more than one "single trade" Program during any 12-month period.

- The Program must be entered into (a) in good faith and not as part of a plan or scheme to evade the prohibitions of the securities laws (including, without limitation, Rule 10b5-1) and (b) at a time when the Program Eligible Person is not aware of material nonpublic information about the Company; and if the Program Eligible Person is a director or officer of the Company, the Program for such director or officer must include representations by the director or officer certifying as to the matters described in clauses (a) and (b).

Amendment, Suspension or Termination of Programs. Any modification or change to the amount, price, or timing of the purchase or sale of the securities underlying a Program is considered a termination of such Program and the adoption of a new Program. Amendments, suspensions, and terminations of Programs will be viewed in hindsight and could call into question whether the Program was entered into in good faith. As a result, amendments, suspensions, and terminations of Programs (unless in accordance with the terms of the Program when established) require preapproval of the Compliance Officer, who will inquire into the change in circumstances that has occurred since the inception of the Program giving rise to the requested amendment, suspension, or termination. Scheduled sales or purchases of securities pursuant to a Program will not be halted during the pendency of the amendment, suspension, or termination request. The Company has the right at any time to require additional and/or different requirements in connection with the amendment, suspension, or termination of a Program in order to protect you and the Company from potential liability. Further, a Program may be terminated or suspended by the Company at any time and for any reason.

In addition, you may voluntarily amend, suspend or terminate a Program, subject to these conditions:

- A Program Eligible Person must obtain preclearance from the Compliance Officer to amend, suspend or terminate their Program.

- A Program Eligible Person may not amend, suspend or terminate their Program during a regularly scheduled black-out period or special blackout period or if at the time of the amendment, suspension or termination, the Program Eligible Person possesses material nonpublic information concerning the Company. A Program Eligible Person must sign a certificate in favor of the Company affirmatively stating that they do not possess material nonpublic information concerning the Company at the time of the amendment, suspension or termination.

- The amendment, suspension or termination must include any applicable cooling-off period pursuant to Rule 10b5-1.

- No suspension of a Program may exceed 60 calendar days.

- At least one year must elapse between the termination of a Program and the entry into a new Program.

- A Program Eligible Person will be limited to one amendment or suspension of their Program during its term.

Company Disclosure. The Company will be required to make certain disclosures in accordance with Rule 10b5-1 regarding any adoption, modification or termination of a Program by any person subject to Section 16 of the Exchange Act. Upon the occurrence of any such adoption, modification or termination, such persons must promptly furnish the Compliance Officer with information regarding the date of adoption, termination or modification of the Program, the Program's duration, the aggregate number of securities to be sold or purchased under the Program and any other information reasonably requested by the Compliance Officer.

You have the ultimate and exclusive responsibility for adhering to the requirements set forth herein. Any action on the part of the Company, the Compliance Officer, or any other person pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate you from liability under securities laws. You must notify the Compliance Officer if you become aware of a breach of the requirements, either by you or by another person subject to this Policy. The Company shall have no liability to any Program Eligible Person as a result of the establishment of a Program, any disclosure by the Company with respect thereto, or any cancellation or transactions and/or suspension of a Program as discussed above.

EXHIBIT B

CERTIFICATION OF COMPLIANCE

TO: Compliance Officer

FROM:_____

RE: Legacy Education Inc. Insider Trading Policy

I have received, reviewed and understand the above-referenced Insider Trading Policy and undertake, as a condition to my present and continued employment (or, if I am not an employee, affiliation) with Legacy Education Inc., or any of its subsidiaries or controlled entities to comply fully with the policies and procedures in the Insider Trading Policy, as the same may be amended, revised, restated and/or supplemented from time to time.

Signature	Date

Title

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 (File No 333-282336) pertaining to the 2021 Equity Incentive Plan of our report dated September 25, 2025, with respect to the consolidated financial statements of Legacy Education Inc. as of June 30, 2025 and 2024 and for each of the years then ended, which report is included in this Annual Report on Form 10-K of Legacy Education Inc. for the year ended June 30, 2025.

/s/ L J Soldinger Associates, LLC

Deer Park, Illinois
United States of America

September 25, 2025

Exhibit 31.1

Certification of Chief Executive Officer of Legacy Education Inc.
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, LeeAnn Rohmann, certify that:

1. I have reviewed this Annual Report on Form 10-K of Legacy Education Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the consolidated financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures, and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 25, 2025   */s/ LeeAnn Rohmann*
                                                            LeeAnn Rohmann
                                                            Chief Executive Officer
                                                            (Principal Executive Officer)

Exhibit 31.2

Certification of Chief Financial Officer of Legacy Education Inc.
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Brandon Pope, certify that:

1. I have reviewed this Annual Report on Form 10-K of Legacy Education Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the consolidated financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures, and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 25, 2025

                                                          /s/ Brandon Pope
                                                          Brandon Pope
                                                          Chief Financial Officer
                                                          (Principal Financial and Accounting Officer)

Exhibit 32.1

Statement of Chief Executive Officer and Chief Financial Officer
Pursuant to Section 1350 of Title 18 of the United States Code

Pursuant to Section 1350 of Title 18 of the United States Code as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned, LeeAnn Rohmann and Brandon Pope, the Chief Executive Officer and Chief Financial Officer, respectively, of Legacy Education Inc. (the "Company"), hereby certify that based on the undersigned's knowledge:

1. The Company's Annual Report on Form 10-K for the period ended June 30, 2025 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: September 25, 2025	*/s/ LeeAnn Rohmann*
	LeeAnn Rohmann
	Chief Executive Officer
	(Principal Executive Officer)
Date: September 25, 2025	*/s/ Brandon Pope*
	Brandon Pope
	Chief Financial Officer
	(Principal Financial and Accounting Officer)